

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code:43)


10015635

Annual Report 2009



CONTENTS

CHAIRMAN'S STATEMENT



China successfully achieved its official growth rate of 8% for the year 2009, with a series of economic stimulating policies rolled out to ward off the risk of an economic slowdown. Nevertheless, China's exports fell, indicating that a global economic slowdown could not be averted by the sheer effort of any one country. In this unpredictable period, we are grateful to receive unifying support from our staff and to have top managers taking initiatives to strengthen our domestic sales, all of which have been helping to mitigate the impact of slowing exports. For the year 2009, C.P. Pokphand Co. Ltd. ("CPP") recorded a profit of US$8.8 million from its continuing operations, more than two times the 2008 level; turnover of our Chlortetracycline ("CTC") and overall industrial business both reported growth, of which domestic CTC recorded a 30.8% year-on-year growth in turnover.

China has always been CPP's core market, and in 2009 we have further amplified our domestic presence alongside with Chinese government stimulus policies. Among the initiatives we took to strengthen our position were: improving after-sales services; promoting brand awareness; and expanding sales networks. For after-sales services, our hydrochloride CTC ("HCL CTC") business has begun the recruitment process for professional vets to be included in its sales force to promote application uses of HCL CTC products, as well as enhance users' product knowledge. Moreover, a new Dayang motorcycle maintenance station was commenced during the year to provide customers quality after-sales services. For brand awareness promotion, during the period under review, CPP also stepped up promotions on its products. For example, Luoyang Northern Ek Chor Motorcycle Company Limited ("Northern Ek Chor") seized growth opportunities with the backing of the "Appliance Subsidy Scheme", launching publicity events and promotions in rural areas to heighten its image and better position the 'Dayang' brand there. Finally, we have always been preparing ourselves to seize viable business opportunities whenever they spring up by continuously expanding our sales network. In 2009, Northern Ek Chor launched its "Dayang Motorcycles Made Convenient for Villagers" project to penetrate its sales networks in the countryside; ECI Metro Investment Co., Ltd. ("ECI Metro") also added five rental shops to provide sales services for Caterpillar machinery products, complementing its dealership network.

Consumers are demanding more and more in product safety and quality; likewise, CPP places a high value on customer satisfaction and constant improvement, maintaining its product research and development. During the year, we have developed a new HCL CTC product – a CTC water soluble powder; Northern Ek Chor introduced three new motorcycle models to the market to cater to the demands of its customers; Zhanjiang Deni Carburetor Co., Ltd. ("Zhanjiang Deni") also took steps to seize business opportunities brought about by various government stimulus packages and has been adding resources to produce automotive spare parts, as well as developing various models for motorcycle carburetors that meet the "National Standard III" requirement. Apart from these, we are delighted that Northern Ek Chor was awarded the "High Technology Enterprise" by the government bodies of the Science and Technology Department of Henan Province, affirming our research and development commitment.

While consolidating our own strengths, CPP is also vying for projects that will benefit the company and its shareholders. After a careful review of our strategic planning, we decided to make a move to inject feed assets into the CPP's structure from its parent group. Having issued the "No. 1 Document" in consecutive years to reinforce all kinds of policies with respect to agricultural subsidies, Chinese government has always spared no effort in developing its agri-industry, and as the nation's household incomes rise, demand for meat products is expected to rise, indirectly influencing the demand for feed. As a matter of fact, total domestic production volume of feed products has been steadily rising over the past few years, without being largely affected by changes in the economy or animal disease outbreaks; we believe future demand for domestic feed is going to grow steadily. With China's feed industry currently undergoing consolidation and the recent tightening of quality and safety standards for feed products, sizable feed companies are bound to benefit.

Our newly acquired feed asset is one of the leading feed producers in China, with operations spanning 26 provinces and municipalities, and over 24,000 exclusive sales agents, producing a well-diversified product mix including poultry, swine, and aqua feed products among others. This feed producer has already developed three new products for swine feed, and market testing suggests that the products' high conversion rate is going to be well-received by breeders. Advertisements for these products are produced and tailor-made by world-class advertising and marketing company and are broadcast and promoted via China Central Television (CCTV). We believe the acquired feed business is going to benefit from its leading position in the midst of industry consolidation.

We are pleased to have announced that the acquisition was completed on 28 February 2010. We believe the feed business will not only provide sustainable earnings growth, but will also enhance and diversify the current income base; we therefore highly believe that such acquisition will have long-term benefits to the company and its shareholders.

Looking forward to 2010, the market is now turning to domestic issues like inflationary concerns and ballooning credit extensions. Having said that, we believe the government will continue its efforts in developing and implementing stimulus policies for the agriculture industry, raising the living standard of the rural population, as well as further strengthening the development of the agriculture industry. For example, it has raised purchase prices for rice and wheat, provided subsidies for infrastructure and facilities for breeders and cultivators, and encouraged big corporations to organize training programs to upgrade farmers with the latest technology. To keep China's economy growing, we anticipate the Chinese government will continue to employ stimulus measures to shore up domestic consumption, including infrastructure investments and promotion of rural consumption. CPP will steer itself toward developing the newly acquired feed business, in support of China's agriculture reform and development, and at the same time, continue to develop and grow its CTC and industrial businesses.

Finally, I would like to thank our staff for their contribution in the past year, as well as to our shareholders, business partners and customers for all their trust and support.

Dhanin Chearavanont
Chairman

Hong Kong, 8 March 2010

FINANCIAL HIGHLIGHTS

(Unit: US$' million)	**2009**	2008
Key Statement of Comprehensive Income Items		
Turnover	**74.25**	64.49
Gross Profit	**9.53**	6.07
EBITDA*	**14.54**	79.99
Profit Attributable to Owners of the Company	**8.55**	45.24
Basic Earnings Per Share (US cents)	**0.296**	1.566
Diluted Earnings Per Share (US cent)	**N/A**	N/A
Dividend Per Share (HK cent)	**0.5**	–
Key Statement of Financial Position Items		
Cash & Cash Equivalents	**6.64**	12.48
Total Assets	**173.07**	165.76
Total Bank Loans	**9.97**	18.19
Total Liabilities	**39.29**	48.95
Total Equity	**133.78**	116.82
Financial Ratio		
Gross Profit Margin (%)	**12.8%**	9.4%
Net Profit Margin (%)	**11.5%**	70.1%
Total Bank Loan to Total Equity Ratio	**0.07**	0.16
Total Liabilities to Total Equity Ratio	**0.29**	0.42

* Defined as Earnings before Interest, Taxation, Depreciation/Amortization and Gain on Disposal of Subsidiaries


(%)
Five Years Gross Profit Margin Trend
14
13
12
11
10
9
8
0
11.0%
10.0%
10.9%
9.4%
12.8%
2005
2006
2007
2008
2009


US cents
Basic Earnings/(Loss) Per Share
2.0
1.5
1.0
0.5
0.0
(0.5)
(1.0)
(1.5)
(2.0)
0.2
(1.7)
0.1
1.6
0.3
2005
2006
2007
2008
2009

2009 SIGNIFICANT EVENTS



JUL



JUN



APR



MAR

Northern Ek Chor participated in the Spring Canton Fair (China Import and Export Fair) held in Guangzhou, China.

Pucheng Chia Tai joined the 2009 CPHI China exhibition held in Shanghai.


CPhI china
CPhI worldwide
viv

Pucheng Chia Tai Biochemistry Co., Ltd. ("Pucheng Chia Tai") & Zhumadian Huazhong Chia Tai Co., Ltd. ("Huazhong Chia Tai") attended the VIV Asia exhibition held in Bangkok, Thailand to showcase their wide range of products to industry buyers worldwide.



高新技术企业

证书

企业名称：洛阳北方易初摩托车有限公司 证书编号：GR200941000023

发证时间：2009年7月28日 有效期：三年

批准机关：


LUOYANG

Northern Ek Chor was awarded the "High Technology Enterprise" by the Science and Technology Department of Henan Province, affirming its research and development commitment.

Northern Ek Chor participated in the Angolan International Trade Fair, promoting its Dayang motorcycle products to overseas customers.

Pucheng Chia Tai's Putan hydrochloride CTC ("HCL CTC") manufacturing plant, located in Fujian province, obtained approval from the US Food and Drug Administration for exports to the US market.

SEP



OCT



NOV





ECI Metro conducted the Sixth Annual Core Technical Skills Assessment on Caterpillar Excavators in Yunnan Kunming, promoting the competence level of service technicians.

Zhanjiang Deni participated in the 8th Annual China International Motorcycle Fair Exhibition held in Chongqing.

Northern Ek Chor participated in the Fall Canton Fair (China Import and Export Fair) held in Guangzhou, China.

Pucheng Chia Tai joined the 2009 CPHI Worldwide exhibition held in Spain.


2009年

At the China Computer World's CEO & CIO Summit, Northern Ek Chor received the '2009 China Achievement Award for Implementation of IT System' in the areas of development of digital information management platform and management systems for sales & marketing, supply chain, and global trade.


2009创新盛典中国创新设计评选
中国第四届外观设计专利大赛
CIDA
最具潜力设计奖
Award of Most Promising Design
产品名称/Title

Northern Ek Chor officially launched its new 110cc cub – Dayang Bo Bo, DY110-18 – in the market and was favorably received by the market.

Northern Ek Chor's DY125-52A received the "Award of Most Promising Design" at the 2009 Innovation Design Ceremony China Innovation Design Appraisal.

Zhanjiang Deni awarded the Environmental Management System Authentication Certificate.



Management's Discussion and Analysis

China Economic Overview

In 2009, despite China's exports recording a double-digit slide, the mainland's economy maintained growth under the government's series of stimulus spending. According to the National Bureau of Statistics of China, 2009's gross domestic product grew by 8.7%, real per capita income in urban and rural areas rose 9.8% and 8.5%, respectively, which further improved and raised the people's living standard.

Mainland China's growth in 2009 was driven mainly by capital investment. According to the National Bureau of Statistics of China, fixed asset investment in urban and rural areas in 2009 soared 30.5% and 27.5%, respectively. Infrastructure reconstruction work in western China remained vigorous, under which growth in fixed asset investment in urban areas climbed 35.0%. In 2009, China's producer price index of industrial output fell 5.4%, but rebounded towards year-end, posting a 1.7% year-on-year growth in December.

During the year under review, the PRC government launched a series of policies intended to stimulate domestic consumption, among them were the "Appliance Subsidy Scheme" policy, which was used to shore up rural spending. According to the National Bureau of Statistics of China, China's total retail sales of consumer goods grew 16.9% year-on-year in real terms, and certain products, automobile goods especially, reported more rapid growth. Moreover, the construction machinery industry also benefited as China begun investing in large-scale infrastructure projects, resulting in continuing growth in certain construction machinery products.

Business Overview

For the year ended 31 December 2009, the Group recorded a profit attributable to owners of US$8.6 million (2008: US$45.2 million) and total turnover of the Group increased by 15.1% to US$74.2 million when compared with last year's. Profit from continuing operations grew by 2.0 times to US$8.8 million (2008: US$3.0 million); basic earnings per share from continuing operations was US$0.296 cents (2008: US$0.134 cents). During the year, Chlortetracycline ("CTC") business recorded a profit of US$3.4 million (2008: US$0.3 million); whereas, industrial business continued to generate profit, recording US$13.2 million, an increase of 101.2% year-on-year. The Board recommended a final dividend of HK$0.5 cent per share for the year 2009.

Towards 2009 year-end, the Group resolved to resume control over the feed business, offering a consideration of US$690 million (equivalent to approximately HK$5,382 million) to its controlling shareholders for the acquisition. The acquired feed business is one of the mainland's leading producers of animal and aqua feeds, with operations spanning 26 provinces and municipalities, an extensive sales network and a well-diversified product mix. Such an acquisition could accelerate the Group's revenue growth and allow the Group to add and diversify its income base, capturing earnings growth potential in the feed business for the foreseeable future. Date for the completion of the acquisition was 28 February 2010.

Chlortetracycline ("CTC") Business

During the year under review, both domestic and overseas demand for CTC products saw gradual recovery. Thanks to the collaboration with industry, industrial production levels were adjusted to account for inventory level, therefore allowing for a steady growth of the CTC market. In 2009, the Group's CTC turnover climbed 14.8% to US$74.0 million, of which domestic sales and export sales represented 31.4% and 68.6%, respectively (2008: 27.5% and 72.5%); sales of our major products, feed-grade CTC ("FG CTC") and hydrochloride CTC ("HCL CTC"), accounted for 70.6% and 29.4%, respectively (2008: 76.2% and 23.8%).


CTC's Turnover Distribution
HCL CTC
29.4%
FG CTC
70.6%

Amid a steady and relatively fast growing China economy, the Group has been reorganizing its domestic sale force by consolidating its sales force and establishing technical service teams, promoting the applicable use of the Group's CTC products. During the review year, domestic sales volume of both FG CTC and HCL CTC recorded significant growth, a year-on-year 20.4% and a 101.0% increase to 16,400 tons and 83 tons, respectively. Jiangsu, Liaoning and Sichuan were among our best performing CTC domestic markets, with revenue doubling for the year.

On the export front, despite growing demand for FG CTC in the overseas market, the Group's annual export sales volume still fell by 4.9% to 21,900 tons as compared to a year earlier. In contrast, HCL CTC continued to record satisfactory export sales results with 2009's sales volume close to 1,000 tons, an increase of 45.7% year-on-year. Such an increase was the result of our staff's concerted effort to expand new markets and win new customers. In addition, our Putan HCL CTC manufacturing plant, located in Fujian, had successfully obtained approval from the US Food and Drug Administration for exports to the US market.

For 2009, the Group's CTC business recorded a gross profit of US$9.2 million and an increase of gross profit margin to 12.5%, which benefited from drops in major raw material prices such as soybean cake meal, peanut meal, as well as coal prices, which drove down production costs.

Industrial Business

Through the jointly-controlled entities, the Group's industrial business engages in the manufacturing and sales of motorcycles, Caterpillar machinery dealership, as well as the manufacturing and sale of carburetors and automobile accessories. For the year ended 31 December 2009, industrial business contributed a total of US$13.2 million to the Group's profit, an increase of 101.2% as compared to the preceding year.

Motorcycle


Sales Quantity by Type
Standard 7.8%
Scooter 17.2%
Cub 75.0%

Luoyang Northern Ek Chor Motorcycle Company Limited ("Northern Ek Chor"), the Group's flagship company for motorcycle production, produces and sells cubs, standards, scooters, as well as engines under the brand name "Dayang". Due to the sharp downturn for motorcycle exports in 2009, the Chinese motorcycle industry experienced a correction; according to the China Association of Automobile Manufacturers, total unit sales for 2009 slid 7.4% year-on-year while export unit sales dropped 35.7%. Northern Ek Chor has taken steps to counter the situation: with the "Motorcycle Subsidy Scheme", the company has further strengthened its already established domestic market, boosting its presence in the countryside to serve rural consumers; moreover, it has improved its after-sales services to give customers better support. Northern Ek Chor's effective cost control also yielded a rise in its gross profit margin.

In 2009, Northern Ek Chor's motorcycle sales totaled 452,000 units, of which domestic sales accounted for 84.6% and overseas, 15.4%. During the year under review, domestic sales dropped 6.7% as compared with a year earlier. However, one notable exception, Northern Ek Chor's key product – 110cc cubs, recorded a rise in unit sales, up 3.4% year-on-year to 224,000 units. Moreover, the "Dayang Bo Bo" 110cc cub (DY110-18), which was rolled out near the year-end, was also received well in its domestic market. On the export front, sales of Northern Ek Chor slid around 20% compared to 2008, though faring better than the industry as a whole. Fortunately, the overseas markets gradually showed signs of improvement, with export sales of Northern Ek Chor rebounding 53.8% during the second half of 2009, as compared to the first half of 2009.


Sales Quantity of Motorcycles
'000 Units
500
400
300
200
100
0
410.2
87.5
382.7
69.7
FY 2008
FY 2009
Domestic
Overseas

Northern Ek Chor has always had a keen focus on cost control. The company negotiated cost savings and cost reductions with its existing accessory suppliers when raw material prices were falling in 2009; at the same time, it drew more qualified suppliers for better terms and pricing. Moreover, Northern Ek Chor had also invested in new machinery and equipment to increase its spare parts production. A new molding plant was constructed and completed during the first half of 2009, allowing Northern Ek Chor 100% self-sufficiency in producing certain spare parts for its cubs and tricycle products.

As customer expectations of the quality and reliability of motorcycle products increase, Northern Ek Chor increased funding in 2009 on product research and development to enhance product quality and introduced a few new models, including "Dayang Bo Bo DY110-18", "DY110-A" and "DY110-15". Moreover, in 2009, Northern Ek Chor was awarded the "High Technology Enterprise" by the Science and Technology Department of Henan Province and granted a preferential treatment on corporate income tax.

Caterpillar Machinery Dealership

China's 2009 economic growth relied heavily on infrastructure investment, which boosted demand for construction machinery. ECI Metro Investment Co., Ltd. ("ECI Metro"), which provides sales, leasing and repair services for Caterpillar in its construction and mining equipment in the western region of China, posted a rise in sales during the year under review, with unit sales soaring 18.8% to 1,603 units. As reconstruction works unfolded in the Sichuan areas, demand for construction machinery became more robust; hence, Sichuan and Yunnan became ECI Metro's major contributors to sales with revenue rising 41.2% and 18.5%, respectively, accounting for 26.9% and 23.0% of the company's total revenue. In addition, Chongqing also posted strong sales growth, with revenue soaring nearly 80% year-on-year.


Sales Quantity of
Machinery Equipment
Units
1,500
1,000
500
0
989
285
75
1,342
224
37
FY 2008
FY 2009
Excavators
SEM Wheel Loaders
Others

Excavators, ECI Metro's major product, recorded a 35.7% year-on-year growth and 1,342 unit sales in 2009. Due to the PRC's bustling construction and real estate development in 2009, ECI Metro's excavator sales to property developers increased from 18.0% in 2008 to 53.9%. In terms of wheel loader sales, domestic unit sales dropped 21.4% to 224 units as a result of weak market demand.

To improve customer relationship and promote better sales, ECI Metro has been enhancing its customer management systems, looking for ways to improve quality of maintenance services and supplies of spare parts. Meanwhile, ECI Metro also successfully extended its dealership services for SEM wheel loaders to include provinces of Guizhou, Sichuan, Yunnan and Chongqing.

Automobile Accessories

The Group's Zhanjiang Deni Carburetor Co., Ltd. ("Zhanjiang Deni") mainly engages in the production and sales of motorcycle carburetors and automobile accessories. In 2009, China's motorcycle industry performance was not exceptional; however, automobile sales were propped up by the government support of the "Automobile Subsidy Scheme" as well as helped by the tax breaks on small car purchases, which in turn benefited Zhanjiang Deni's automobile accessory sales. During the year under review, motorcycle carburetor sales of Zhanjiang Deni dropped 4.9% year-on-year to 6.3 million units; whereas automobile accessories rose 17.1% year-on-year to 2,600 tons.

Prospect

In 2010, the Group will continue to bolster its competitiveness, strengthening its position in those industries that the Group is now participating in. The Group aims to grow its CTC and industrial business, producing more innovative products, expanding the existing sales network and enhancing quality services.

Meanwhile, the Group will be forging ahead with its plan for developing the newly acquired feed business. As domestic production volume in feed products has been rising steadily and consistently over the years to meet increasing demand and rural living standards continue to improve, demand for feed products is expected to continue to grow reliably. Despite China's feed industry currently being highly fragmented, the number of feed producers has been declining at a compound annual growth rate of 4.3% from 2005 to 2008; moreover, China has been monitoring and regulating feed product quality and safety. All of these factors are expected to speed up the consolidation pace of the industry, making the Group's acquisition of a leading modern feed business even more appealing. Catering to the growing needs of the feed industry, the Group is planning to increase its feed production capacity by 720,000 tons in 2010.

Since products from aqua cultivators and swine breeders are generally more value-added and are able to demand better pricing, growers/breeders are more willing to invest in feed products. In light of this, the Group will adjust its feed product mix to better serve these growers, producing more value-added aqua and swine feed products.

Liquidity and Financial Resources

As at 31 December 2009, the Group had total assets of US$173.1 million, increased by 4.4% as compared with US$165.8 million as at 31 December 2008.

Total borrowings and borrowings to equity ratio (borrowings to equity ratio is calculated by dividing the total borrowings by total equity) were US$10.0 million and 7.5% respectively, as compared to US$18.2 million and 15.6% as at 31 December 2008.

Most of the borrowings by the Group are in U.S. dollars and Renminbi ("RMB"), and the interest rates ranged from 4.2% to 6.7% per annum.

The Group had not engaged in any derivative for hedging against both the interest and exchange rate.

All sales in the PRC are transacted in RMB, and export sales are transacted in foreign currencies. Foreign currencies are required for purchase of imported raw materials, parts and components, and the Group keeps necessary foreign currencies to meet its operational needs. The Board considers the appreciation of RMB during the year had no material impact on the Group's business.

Capital Structure

The Group finances its working capital requirements through a combination of funds generated from operations and short term bank loans. The Group had cash and cash equivalents of US$6.6 million as at 31 December 2009 (31 December 2008: US$12.5 million), a decrease of US$5.9 million.

Charges on Group Assets

As at 31 December 2009, out of the total borrowings of US$10.0 million (31 December 2008: US$18.2 million) obtained by the Group, US$4.4 million (31 December 2008: nil) were secured and accounted for 44.0% of the total. Certain of the Group's property, plant and equipment, land lease prepayments located in the PRC with net book value of US$9.0 million (31 December 2008: nil) have been pledged as security for various short term bank loans.

Contingent Liabilities

As at 31 December 2009, the guarantees provided by the Group were US$30.6 million (31 December 2008: US$30.6 million).

Material Acquisitions and Disposals of Subsidiaries and Associated Companies

Save for the acquisition as disclosed in note 44 to the financial statements, the Group did not make any material acquisitions or disposals of subsidiaries or associated companies during the year ended 31 December 2009.

Employee and Remuneration Policies

As at 31 December 2009, the Group employed around 6,400 staff (including 5,600 staff from the jointly-controlled entities) in PRC and Hong Kong. The Group remunerates its employees based on their performance, experience and prevailing market rate while performance bonuses are granted on a discretionary basis. Other employee benefits include insurance and medical coverage, subsidized training programme as well as share option scheme.



Corporate Governance Report

C.P. Pokphand Co. Ltd. (the "Company") is committed to maintaining high standards of corporate governance that properly protect and promote the interests of all the shareholders and to enhance corporate value, accountability and sustainability.

Corporate Governance Practices

In the opinion of the board of directors of the Company ("Board"), the Company has complied with all the code provisions prescribed in the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") throughout the year ended 31 December 2009, save for the deviation from CG Code provision A.4.2:

CG Code provision A.4.2 stipulates that every director, including one appointed for a specific term, should be subject to retirement by rotation at least once every three years. The Company was incorporated in Bermuda under the C.P. Pokphand Company Act, 1988 ("Private Act"). Pursuant to paragraph 3(e) of the Private Act, any executive chairman and any managing director shall not be subject to retirement by rotation at each annual general meeting. Following the change of title of Mr. Dhanin Chearavanont from Executive Chairman to Chairman with effect from 28 February 2010, all the Directors are subject to retirement by rotation in accordance with the Bye-laws of the Company.

This report describes our corporate governance practices and explains the applications of the principles of the CG Code.

A. Board of Directors

Board

The Board is accountable to the shareholders for leadership and control of the Company and is collectively responsible for promoting the success of the Company and its businesses by directing and supervising the Company's affairs. It focuses on overall corporate strategies and policies with attention particularly paid to the growth and financial performance of the Group.

The Board has determined that certain matters such as strategic planning, significant transactions and financial budget should be retained for the Board's approval. It has formalized the functions reserved to the Board to achieve a clear division of the responsibilities of the Board and the management. The Board delegated its responsibilities to the senior management to deal with day-to-day operations and review those arrangements on a periodic basis. Management has reported to the Board and obtain prior approval before making decisions for key matters or entering into any commitments on behalf of the Company.

To maximise the effectiveness of the Board and to encourage active participation and contribution from Board members, the Board has established executive board committee, audit committee and remuneration committee with specific written terms of reference to assist in the execution of their duties. The terms of reference of each of the committees are reviewed and amended (if necessary) from time to time, as are the committees' structure, duties and memberships.

The Board meets regularly and at least 4 board meetings are scheduled annually at approximately quarterly intervals. Ad-hoc meetings are convened when it considers necessary. Notices of regular Board/committee meetings are given at least 14 days before the date of meeting. For all other Board/committee meetings, reasonable notices are given.

All directors are given the opportunities to include matters to be discussed in the agenda of the Board/committee meetings. The Company Secretary is delegated with the responsibility to prepare the agenda and, where appropriate, take into account any matters proposed by each director/committee member for inclusion in the agenda.

Other than exceptional circumstances, an agenda accompanied by any related materials are circulated to all directors in a timely manner and at least 3 days before the date of scheduled meeting. Where queries are raised by directors, responses are given as promptly and fully as possible within a reasonable time.

A. Board of Directors (continued)

Board (continued)

The Company Secretary and the Qualified Accountant attend all regular Board meetings and when necessary, other meetings of the Board/committees to advise on corporate governance, statutory compliance, accounting and financial matters. Every director is entitled to have access to the Company Secretary who is responsible for the Group's compliance with the continuing obligations of the Listing Rules and other applicable laws, rules and regulations etc.

Minutes of the Board/committee meetings are recorded in details for the matters considered by the participants of such meetings and decisions reached, including concerns raised by directors or dissenting views expressed. Draft and final versions of minutes are circulated to relevant directors or committee members within a reasonable time after the meetings are held and taken as the true records of the proceedings of such meetings. They are kept by the Company Secretary or secretary of the committees and are open for inspection at any reasonable time on reasonable notice by any director. All directors are entitled to have access to board papers and related materials unless there are legal or regulatory restrictions on disclosure due to regulatory requirements.

Directors are provided with complete, adequate explanation and information to enable them to make an informed decision or assessment of the Group's performance, position and prospects and to discharge their duties and responsibilities on timely basis. The directors, to properly discharge their duties, are given access to independent professional advisers, when necessary, at the expense of the Company.

If a substantial shareholder or a director has a conflict of interest in a matter to be considered by the Board which the Board has determined to be material, the matter will be dealt with by way of a Board/committee meeting and the interested shareholder or director shall not vote nor shall he/she be counted in the quorum present at the relevant meeting. Independent non-executive director who, and whose associates, have no material interest in the transaction, should be presented at such board meeting.

A. Board of Directors (continued)

Board Composition

The Board currently comprises 17 members, consisting of 14 executive directors and 3 independent non-executive directors ("INED"):

Executive Directors:
Mr. Sumet Jiaravanon *(Honorary Chairman)*
Mr. Dhanin Chearavanont *(Chairman)*
Mr. Thanakorn Seriburi *(Vice Chairman and Chief Executive Officer (Industrial Division))*
Mr. Meth Jiaravanont *(Vice Chairman)*
Mr. Soopakij Chearavanont *(Vice Chairman)*
Mr. Anan Athigapanich *(Vice Chairman)*
Mr. Damrongdej Chalongphuntarat *(Vice Chairman)*
Mr. Bai Shanlin *(Chief Executive Officer (Feed Division))*
Mr. Nopadol Chiaravanont
Mr. Chatchaval Jiaravanon
Mr. Narong Chearavanont
Mr. Suphachai Chearavanont
Mr. Robert Ping-Hsien Ho
Mr. Pang Siu Chik *(Chief Financial Officer)*

Independent Non-executive Directors:
Mr. Ma Chiu Cheung, Andrew
Mr. Sombat Deo-isres
Mr. Sakda Thanitcul

The details biographies of the directors are set out in "Biographical Details of Directors" section of this annual report.

The attributes, skills and expertise among the existing directors have a balance and mix of core competencies in areas such as accounting and finance, legal, business and management and marketing strategies.

A. Board of Directors (continued)

Board Composition (continued)

Messrs. Sumet Jiaravanon and Dhanin Chearavanont are brothers. Mr. Sumet Jiaravanon is the father of Mr. Chatchaval Jiaravanon and an uncle of Messrs. Meth Jiaravanont, Soopakij Chearavanont, Nopadol Chiaravanont, Narong Chearavanont and Suphachai Chearavanont. Mr. Dhanin Chearavanont is the father of Messrs. Soopakij Chearavanont, Narong Chearavanont and Suphachai Chearavanont and an uncle of Messrs. Meth Jiaravanont, Nopadol Chiaravanont and Chatchaval Jiaravanon. Messrs. Soopakij Chearavanont, Narong Chearavanont and Suphachai Chearavanont are brothers and they are cousins of Messrs. Meth Jiaravanont, Nopadol Chiaravanont and Chatchaval Jiaravanon. Messrs. Meth Jiaravanont, Nopadol Chiaravanont and Chatchaval Jiaravanon are cousins. Save as disclosed above, there are no family or material relationships among members of the Board.

The INEDs have the same duties of care and skill and fiduciary duties as the executive directors. They are expressly identified as such in all corporate communications that disclose the names of directors of the Company. The functions of INEDs include, but not limited to:

- participating in Board meetings to bring an independent judgement to bear on issues of corporate strategy, corporate performance, accountability, resources, key appointments and standard of conducts;
- taking the lead where potential conflicts of interests arise;
- serving and actively participating on committees, if invited;
- attending general meetings of the Company and developing a balanced understanding of the views of shareholders; and
- scrutinising the Group's performance in achieving agreed corporate goals and objectives and monitoring the reporting of performance.

A. Board of Directors (continued)

Chairman and Chief Executive Officer

Mr. Sumet Jiaravanon as Honorary Chairman and Mr. Dhanin Chearavanont as Chairman, who are brothers, are responsible for providing leadership to the Board so that the Board works effectively and discharges its responsibilities and that all key and appropriate issues are discussed by the Board in a timely manner. The Chairman also seeks to ensure that all directors are properly briefed on issues arising at Board meetings and receive adequate and reliable information in a timely manner.

The Group currently has two chief executive officers ("CEO"), namely Mr. Thanakorn Seriburi and Mr. Bai Shanlin who manage the business segment of Industrial Division and Feed Division respectively. Each of them has executive responsibilities over the business directions and operational decisions of the management and performance of the Group.

The positions of Chairman and CEO are held by separate individuals with a view to maintain an effective segregation of duties between management of the Board and the day-to-day management of the Group's business. There is no financial, business, family or other material/ relevant relationship between the Chairman and the two CEOs.

Appointment and Re-election of Directors

The executive directors are not appointed for a specific term. Each of the INEDs is appointed for a successive term of one year and is subject to retirement by rotation and re-election by shareholders at general meeting, in accordance with the Company's Bye-laws.

Appointment of new directors is a matter for consideration by the Board. It reviews the profiles of the candidates and makes recommendations on the appointment, re-election and retirement of directors. The procedures and process of appointment, re-election and removal of directors are laid down in the Company's Bye-laws.

Newly appointed director(s) of the Company will receive induction and reference materials to enable him/them to familiarise with the Group's history, mission, business operations and the Company's policies. Every new director receive a "Memorandum on the Duties and Responsibilities of Directors of a Company Listed on the Main Board of The Stock Exchange of Hong Kong Limited" prepared by the Group's external lawyers which set out guidelines on statutory and regulatory requirements on the first occasion of his appointment. Each director is briefed and updated to ensure that he has a proper understanding of the operations and business of the Group and that he is fully aware of his responsibilities of the latest changes under statute and common law, the Listing Rules, applicable legal and other regulatory requirements and the governance policies of the Company.

A. Board of Directors (continued)

Directors' and Officers' Insurance

During the year ended 31 December 2009, the Company has arranged appropriate insurance cover in respect of legal action against its directors and officers.

Board Committees

The Board has established Audit Committee, Executive Board Committee and Remuneration Committee with written terms of reference to enable such committees to discharge their functions properly.

Executive Board Committee

The Executive Board Committee ("EBC") was established on 13 September 2005. It currently comprises 8 members, namely Messrs. Dhanin Chearavanont (chairman), Thanakorn Seriburi, Meth Jiaravanont, Soopakij Chearavanont, Robert Ping-Hsien Ho, Anan Athigapanich, Damrongdej Chalongphuntarat and Bai Shanlin.

The EBC meets as and when required to oversee the day-to-day management of the Group.

All resolutions or recommendations approved by the EBC will be reported to the Board, unless there are legal or regulatory restrictions.

Remuneration Committee

The Remuneration Committee ("RC") was established on 13 September 2005. It currently comprises 5 members, namely Messrs. Thanakorn Seriburi (chairman), Damrongdej Chalongphuntarat, Ma Chiu Cheung, Andrew (INED), Sombat Deo-isres (INED) and Sakda Thanitcul (INED). A majority of the members of the RC are INEDs.

The terms of reference of the RC is available from the Company Secretary on request and is posted on the Company's website. The principal functions of the RC include:

- recommending the Board on the Company's policies and structure for the remuneration of the directors and senior management of the Group;
- determining the remuneration packages of all executive directors and senior management;
- the reviewing and approving the performance-based remuneration;

A. Board of Directors (continued)

Board Committees (continued)

Remuneration Committee (continued)

- reviewing and approving compensation to directors and senior management in connection with any loss or termination of their office or appointment; and

- ensuring no director or any of his associates is involved in deciding his own remuneration.

The RC has held a meeting during the year to discuss and review the remuneration policy and package for directors, the attendance of which was set out on page 24 of this annual report. The emoluments of directors are determined by reference to the experiences, responsibilities, employment conditions and time-commitment in the Group's affairs and performance of each director as well as salaries paid by comparable companies and the prevailing market conditions. The Company has adopted a share option scheme as early as 10 April 1992, which serves as an incentive to attract, retain and motivate talented eligible staff, including the directors. Members of the RC, however, do not participate in the determination of their own remuneration. Details of the directors' emoluments is set out in note 11 to the financial statements.

The RC consults the Chairman and CEO about its proposals relating to the remuneration of other executive directors and has access to professional advice if it considers necessary. The Company provides sufficient resources to RC to discharge its duties.

Audit Committee

The Audit Committee ("AC") was established on 28 January 1999. It currently comprises three INEDs, namely Messrs. Ma Chiu Cheung, Andrew (chairman), Sombat Deo-isres and Sakda Thanitcul, who together have sufficient accounting and financial management expertise, legal professional knowledge and business experience to discharge their duties. The terms of reference of the AC were revised on 30 March 2005 in terms substantially the same as the provisions set out in the CG Code.

A. Board of Directors (continued)

Board Committees (continued)

Audit Committee (continued)

The Company provides sufficient resources to the AC for discharging the duties. The duties and responsibilities are set out clearly in its terms of reference which includes:

- considering and recommending the appointment, re-appointment and removal of external auditors;
- approving the remuneration and terms of engagement of external auditors, any questions of resignation or dismissal of the external auditors;
- reviewing and monitoring the external auditors' independence, discussing the nature and scope of the audit and reporting obligations before the audit commences;
- monitoring integrity of financial statements and reviewing the interim and annual financial statements and reports before submission to the Board;
- reviewing the Group's financial controls, internal control and risk management systems;
- considering any findings of major investigations of internal control matters as delegated by the Board or on its own initiative and management's response; and
- reviewing the external auditors' audit findings and communications report, any material queries raised by the Qualified Accountant, who is responsible for the Company's accounting and financial reporting function, and the external auditors to management in respect of the accounting records, financial reporting procedures or systems of control and management's response and ensuring that the Board will provide a timely response to the issues raised.

The terms of reference of the AC is available from the Company Secretary on request and is posted on the Company's website.

A. Board of Directors (continued)

Board Committees (continued)

Audit Committee (continued)

The AC has held two meetings during the year, the attendance of which was set out on page 24 of this annual report and performed the following work:

- Reviewed and discussed with management and the external auditors regarding the financial statements for the year ended 31 December 2008 and audit results and communications report;
- Reviewed with management the unaudited interim financial statements for the six months ended 30 June 2009;
- Reviewed the findings and recommendations of the internal audit department on the operations and performance of the Group;
- Reviewed the effectiveness of internal control system; and
- Recommended to the Board, for the approval by shareholders, of the re-appointment of the external auditors.

Minutes of AC are kept by the Company Secretary. Draft and final versions of minutes have been sent to all members of the AC within a reasonable time after the meeting for their comments and records respectively.

A. Board of Directors (continued)

Board and Committee Meetings

During the year ended 31 December 2009, 4 regular Board meetings, 2 AC meetings and 1 RC meeting have been held. Details of the attendance of the directors are as follows:

	No. of meetings attended/held		
	Board	Remuneration Committee	Audit Committee
Executive Directors			
Mr. Sumet Jiaravanon	2/4	–	–
Mr. Dhanin Chearavanont	3/4	–	–
Mr. Thanakorn Seriburi	4/4	1/1	–
Mr. Meth Jiaravanont	3/4	1/1	–
Mr. Soopakij Chearavanont	3/4	–	–
Mr. Anan Athigapanich (appointed on 28 February 2010)	N/A	N/A	N/A
Mr. Damrongdej Chalongphuntarat (appointed on 28 February 2010)	N/A	N/A	N/A
Mr. Bai Shanlin (appointed on 28 February 2010)	N/A	N/A	N/A
Mr. Nopadol Chiaravanont	4/4	–	–
Mr. Chatchaval Jiaravanon	3/4	–	–
Mr. Benjamin Jiaravanon (resigned on 28 February 2010)	0/4	–	–
Mr. Narong Chearavanont	3/4	–	–
Mr. Suphachai Chearavanont	2/4	–	–
Mr. Robert Ping-Hsien Ho	4/4	–	–
Mr. Pang Siu Chik	4/4	–	–
Independent Non-Executive Directors			
Mr. Ma Chiu Cheung, Andrew	4/4	1/1	2/2
Mr. Sombat Deo-isres	3/4	1/1	1/2
Mr. Sakda Thanitcul	2/4	0/1	1/2

A. Board of Directors (continued)

Securities Transactions by Directors and Officers

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Listing Rules as its own code of conduct regarding directors' securities transactions. Having made specific enquiry of all directors, they have confirmed that they have fully complied with the required standards set out in the Model Code throughout the year ended 31 December 2009.

The Company has also adopted a code of securities dealing for all senior management/ employees (the "Code") on terms no less exacting than the Model Code. Officers/employees as defined in the Code deemed to be in possession of unpublished price-sensitive or confidential information in relation to the Company or its shares are required to prohibit from dealing in securities of the Company during the black-out period for compliance with the Code.

B. Accountability and Audit

Financial Reporting

The Board acknowledges its responsibility for preparing the financial statements which give a true and fair view of the state of affairs of the Company and of the Group on a going concern basis, with supporting assumptions or qualifications as necessary. The directors have also ensured the timely publication of the financial statements of the Group.

The statement of the auditors of the Company about their reporting responsibilities on the financial statements of the Group is set out in the Independent Auditors' Report on pages 48 to 49 of this annual report.

The management provides explanation and information to the Board to enable it to make an informed assessment of the financial and other information to be approved.

The Board endeavours to ensure a balanced, clear and understandable assessment of the Group's position and prospects to extend the Group's financial reporting including annual and interim reports, other price-sensitive announcements and other financial disclosures required under the Listing Rules, and reports to regulators as well as to information required to be disclosed pursuant to statutory requirements and applicable accounting standards.

B. Accountability and Audit (continued)

Internal Controls

The Board is responsible for managing business and operational risks and maintaining a proper and effective system of internal control and reviewing the effectiveness of the internal control system through the Audit Committee to safeguard the shareholders' investment and the Group's assets.

The Board, through the Audit Committee, conducted annual review of the effectiveness of the Group's system of internal control covering all material controls, including financial, operational and compliance controls, risk management functions. The Company has appointed a Chief Financial Officer and a Qualified Accountant, both of them have the professional accounting qualifications, to oversee the financial management function of the Group. The Board ensures that the Company has sufficient resources and professional staff for the accounting and financial reporting function.

The Group maintains a centralised cash management system for the Group's treasury function to oversee the Group's investment, lending and borrowing activities.

The Group has established guidelines and procedures for the approval and control of expenditure. Operating expenditures are subject to the overall budget control and are controlled by each business with approval levels for such expenditures being set by reference to each executive's and officer's level of responsibility. Capital expenditures are subject to overall control within the annual budget review and approval process, and more specific control and approval prior to commitment.

B. Accountability and Audit (continued)

Auditors' Remuneration

During the year under review, the remuneration paid to the Group's external auditors, Messrs. Ernst & Young is set out as follows:

Category of services	2009 (US$'000)
Audit services	552
Non-audit services	
– acting as reporting accountants for the issue of circular of the Company in respect of a very substantial acquisition	872
– taxation advisory services	2
– other advisory services	55
Total	1,481

C. Communication with Shareholders and Investors

The Company aims to provide its shareholders with high standards of disclosure and financial transparency through the publication of annual and interim reports, published announcements and circulars made through the Company's and Stock Exchange's websites.

The general meetings provide a forum for the Board to communicate with the shareholders of the Company. To facilitate enforcement of shareholders' rights, significant issues are dealt with under separate resolutions at general meetings. The Board is available to annual general meetings to answer questions raised by shareholders. The chairman of the Company's independent board committee (if any) is also present to answer questions at any general meeting which is convened to approve a connected transaction, or any other transaction that is subject to independent shareholders' approval.

Separate resolutions were proposed at the annual general meeting in 2009 on each substantial issue, including the re-election of individual directors.

The Company regularly releases latest corporate news of the Group's developments on its website at http://www.cpp.hk. The public are welcome to give comments and make enquiries through the Company's website.



BIOGRAPHICAL DETAILS OF DIRECTORS

Mr. Sumet Jiaravanon, aged 75, has been an Executive Director of the Company since 1988. He was appointed as the Chairman of the Company in 2005 and this title was subsequently changed to the Honorary Chairman with effect from 28 February 2010. Mr. Jiaravanon is also the executive chairman of the Charoen Pokphand Group and is jointly responsible with Mr. Dhanin Chearavanont (the Chairman of the Company) for the planning and management of the Group. He has extensive experience in establishing and operating businesses in Asia, Europe and USA. Mr. Jiaravanon also holds directorships in several subsidiaries of the Group.

Mr. Dhanin Chearavanont, aged 70, has been an Executive Director of the Company since 1988. He was appointed as the Executive Chairman of the Company in 2005 and this title was subsequently changed to the Chairman with effect from 28 February 2010. Mr. Chearavanont is also the chairman and chief executive officer of the Charoen Pokphand Group and is jointly responsible with Mr. Sumet Jiaravanon (the Honorary Chairman of the Company) for the planning and management of the Group. He has extensive experience in establishing and operating businesses in Asia, Europe and USA. Mr. Chearavanont also holds directorship in a subsidiary of the Group. He is also the chairman of Charoen Pokphand Foods Public Company Limited, True Corporation Public Company Limited and CP ALL Public Company Limited and an independent director of Siam Makro Public Company Limited, which are companies listed on the Stock Exchange of Thailand ("SET"). He is also an executive director and the chairman of Chia Tai Enterprises International Limited, a company listed on the Main Board of the Stock Exchange of Hong Kong Limited ("SEHK").

Mr. Thanakorn Seriburi, aged 64, has been an Executive Director of the Company since 1988. He was appointed as an Executive Vice Chairman in 2005 and the Chief Executive Officer and chairman of the Remuneration Committee of the Company in 2008. His titles were subsequently changed to Vice Chairman and Chief Executive Officer (Industrial Division) with effect from 28 February 2010. He also holds directorship in several subsidiaries and jointly-controlled entities of the Group. Mr. Seriburi is also the chairman and CEO of the automotive and other industrial division of the Charoen Pokphand Group. He has been working on investment projects for the Charoen Pokphand Group in the PRC since 1979 and has extensive experience in industrial operations in Asia and elsewhere. Furthermore, Mr. Seriburi is the chairman of Zheng Xin Bank Co., Ltd., a licensed bank in China.

Mr. Meth Jiaravanont, aged 51, has been an Executive Director and an Executive Vice Chairman of the Company since 2005. His title of Executive Vice Chairman was subsequently changed to Vice Chairman with effect from 28 February 2010. Mr. Jiaravanont obtained a Bachelor of Arts degree in Economics from Occidental College, California, USA and a Master degree in Business Administration from New York University, USA. He has extensive experience in investment, finance, banking and strategic business in Asia and USA. Mr. Jiaravanont is also an executive director of Chia Tai Enterprises International Limited, a company listed on the Main Board of the SEHK.

Mr. Soopakij Chearavanont, aged 46, has been an Executive Director of the Company since 2005 and has been appointed as Vice Chairman with effect from 28 February 2010. He obtained a Bachelor of Science degree in the College of Business and Public Administration of New York University, USA and has extensive multinational investment and management experience in various industries. Mr. Chearavanont is also the chief executive officer and executive vice chairman of Chia Tai Enterprises International Limited, a company listed on the Main Board of the SEHK and a director of True Corporation Public Company Limited and CP ALL Public Company Limited, which are companies listed on the SET. He is also the chairman of True Visions Public Company Limited.

Mr. Anan Athigapanich, aged 58, has been appointed an Executive Director and Vice Chairman of the Company with effect from 28 February 2010. He had previously served as executive director and executive vice chairman of the Company from 2005 to 2008. Mr. Athigapanich obtained a Bachelor's degree in Agriculture from Sukhothai Thammatirat University, Thailand and received his Doctor of Agriculture Management from Maejo University, Thailand. He joined the Charoen Pokphand Group in 1977 and is currently the vice chairman of the Group's feed business, responsible for the operation of its feedmill business in Jiangsu, Zhejiang, Yunnan, Guangxi, Fujian and Jiangxi. Mr. Athigapanich has extensive experience in the management of agribusiness operations. He also holds directorships in several subsidiaries of the Group.

Mr. Damrongdej Chalongphuntarat, aged 57, has been appointed as an Executive Director, Vice Chairman and member of the Remuneration Committee of the Company with effect from 28 February 2010. He had previously served as executive director and chief executive officer of the Company from 2005 to 2008. Mr. Chalongphuntarat obtained a degree in Commerce from Assumption Commercial College, Bangkok, Thailand. He joined the Charoen Pokphand Group in 1974 and is currently the vice chairman of the Group's feed business, responsible for the operation of its feedmill business in Sichuan, Chongqing, Hubei, Hunan and Anhui. Mr. Chalongphuntarat has extensive experience in the management of agribusiness operations. He also holds directorships in several subsidiaries of the Group.

Mr. Bai Shanlin, aged 50, has been appointed as Executive Director and Chief Executive Office (Feed Division) of the Company with effect from 28 February 2010. He had previously served as executive Director and chief operating officer of the Company from 2005 to 2008. Mr. Bai obtained a Professional Diploma in Animal Science, Gansu College of Animal Husbandry, the Governmental Exchange Specialist in Agricultural Management from the Australian Ministry of Foreign Affairs and a Specialist Certificate in Livestock Management in the PRC. He joined the Charoen Pokphand Group in 1991 and is currently the vice chairman of the Group's feed business, responsible for the operation of its feedmill business in Xinjiang, Ningxia, Gansu, Shaanxi, Shanxi and Neimenggu. Mr. Bai has extensive experience in the management of agribusiness operations. He is also a part time professor honored by Agricultural University of Gansu and People's University of China. Mr. Bai also holds directorships in several subsidiaries of the Group.



Mr. Nopadol Chiaravanont, aged 49, has been an Executive Director of the Company since 2005. He obtained a Bachelor's degree from The Virginia Intermont College in USA and has extensive experience in business management. Mr. Chiaravanont is also an executive director of Chia Tai Enterprises International Limited, a company listed on the Main Board of the SEHK.

Mr. Chatchaval Jiaravanon, aged 47, has been an Executive Director of the Company since 2008. Mr. Jiaravanon obtained a Bachelor of Science degree in Business Administration from University of Southern California in USA. He has extensive experience in telecommunication industry. Mr. Jiaravanon is also an executive director of Chia Tai Enterprises International Limited, a company listed on the Main Board of the SEHK. He is also the chairman of Metrostar Property Public Company Limited, Nava Leasing Public Company Limited and Finansia Syrus Securities Public Company Limited, a director and audit committee member of Ticon Industrial Connection Public Company Limited, and a director of Aeon Thana Sinsap (Thailand) Public Company Limited and True Corporation Public Company Limited, which are companies listed on the SET. Mr. Jiaravanon is also a director and executive committee member of True Visions Public Company Limited. He is the chairman of Thai Kodama Company Limited, the president and chief executive officer of Telecom Holding Company Limited, chief executive officer of True Multimedia Company Limited, True Internet Company Limited and Asia Infonet Company Limited and a director of Metro Machinery Company Limited and Aeon Thailand Foundation.

Mr. Narong Chearavanont, aged 44, has been an Executive Director of the Company since 2005. He obtained a Bachelor of Science degree in Business Administration from New York University, U.S.A. and Certificate of Advance Management Program in Transforming Proven Leaders into Global Executives from Harvard Business School, Harvard University, U.S.A. Mr. Chearavanont has extensive experience in the retail and trading industries. He is also a vice chairman of Chia Tai Enterprises International Limited, a company listed on the Main Board of the SEHK and a director of True Corporation Public Company Limited and CP ALL Public Company Limited, which are companies listed on the SET.

Mr. Suphachai Chearavanont, aged 43, has been an Executive Director of the Company since 2008. Mr. Chearavanont obtained a Bachelor of Science degree in Business Administration from Boston University in USA, majoring in Financial Management. He has extensive experience in the telecommunication and broadcasting industries. Mr. Chearavanont is also an executive director of Chia Tai Enterprises International Limited, a company listed on the Main Board of the SEHK and a director, president and chief executive officer of True Corporation Public Company Limited, a company listed on the SET. He is also a director and chief executive officer of True Visions Public Company Limited and True Move Company Limited.

Mr. Robert Ping-Hsien Ho, aged 61, has been an Executive Director of the Company since 2005. Mr. Ho also holds directorships in several subsidiaries of the Group. He obtained a Bachelor of Business Administration degree from College of Law, National Taiwan University and has more than 30 years' of experience in management and finance. Mr. Ho is currently an executive director of Chia Tai Enterprises International Limited, a company listed on the Main Board of the SEHK, and the Chief Financial Officer, International of the Charoen Pokphand Group.

Mr. Pang Siu Chik, aged 59, has been an Executive Director and the Chief Financial Officer of the Company since 2008. Mr. Pang joined the Group in 1987 and currently, he is also the executive vice president of finance division of the Company and holds directorships in several subsidiaries and jointly-controlled entities of the Group. Mr. Pang received his bachelor's degree in business administration from The Chinese University of Hong Kong and obtained a Graduate Diploma in Business Computing from Nepean College, University of Western Sydney, New South Wales in Australia. He is a fellow member of both the Association of Chartered Certified Accountants and CPA Australia and an associate member of the Hong Kong Institute of Certified Public Accountants.

Mr. Ma Chiu Cheung, Andrew, aged 68, has been an Independent Non-Executive Director of the Company since 2005. He is the Chairman of the Audit Committee and a member of the Remuneration Committee of the Company. Mr. Ma is a founder and former director of Andrew Ma DFK (CPA) Limited and is presently a director of Mayee Management Limited. He has more than 30 years' experience in the field of accounting, auditing and finance. Mr. Ma received his bachelor's degree in economics from the London School of Economics and Political Science (University of London) in the United Kingdom. He is a fellow member of the Institute of Chartered Accountants in England & Wales, the Hong Kong Institute of Certified Public Accountants, The Hong Kong Institute of Directors and The Taxation Institute of Hong Kong. In addition to his directorship in the Company, Mr. Ma is also an independent non-executive director of Asia Financial Holdings Limited, Beijing Properties (Holdings) Limited, Tanrich Financial Holdings Limited, China Resources Power Holdings Company Limited and Chong Hing Bank Limited, all of which are companies listed on the Main Board of the SEHK. Furthermore, he is also an independent non-executive director of Asian Citrus Holdings Limited, a company listed on both the Main Board of the SEHK and the AIM Board of The London Stock Exchange.

Mr. Sombat Deo-isres, aged 68, has been an Independent Non-Executive Director of the Company since 2005. He is also a member of the Audit Committee and Remuneration Committee of the Company. Mr. Deo-isres obtained a Bachelor's degree in Laws from Thammasat University and a Master's degree in Laws from Chulalongkorn University, Thailand. He has held various senior positions with the Thai judiciary and is currently a Senior Judge of the Supreme Court of Thailand.

Mr. Sakda Thanitcul, aged 51, has been an Independent Non-executive Director and member of the Audit Committee and Remuneration Committee of the Company since 2008. Mr. Thanitcul holds a Bachelor of Law from Chulalongkorn University, Thailand, Master of Law from Kyoto University, Japan and University of Washington, the United States and Doctor of Law from Kyoto University, Japan and University of Washington, the United States. He has extensive experience in the legal field and is specialized in competition law and the World Trade Organization Agreements. Mr. Thanitcul is presently an Associate Professor of Law and holding a position of Dean at the Faculty of Law, Chulalongkorn University, Bangkok, Thailand.

Messrs. Sumet Jiaravanon and Dhanin Chearavanont are brothers. Mr. Sumet Jiaravanon is the father of Mr. Chatchaval Jiaravanon and an uncle of Messrs. Meth Jiaravanont, Soopakij Chearavanont, Nopadol Chiaravanont, Narong Chearavanont and Suphachai Chearavanont. Mr. Dhanin Chearavanont is the father of Messrs. Soopakij Chearavanont, Narong Chearavanont and Suphachai Chearavanont and an uncle of Messrs. Meth Jiaravanont, Nopadol Chiaravanont and Chatchaval Jiaravanon. Messrs. Soopakij Chearavanont, Narong Chearavanont and Suphachai Chearavanont are brothers and they are cousins of Messrs. Meth Jiaravanont, Nopadol Chiaravanont and Chatchaval Jiaravanon. Messrs. Meth Jiaravanont, Nopadol Chiaravanont and Chatchaval Jiaravanon are cousins. Save as disclosed above, there are no family or material relationships among members of the Board.



Report of the Directors

The directors present their report together with the audited financial statements of the Company and the Group for the year ended 31 December 2009.

Principal Activities

As at 31 December 2009, the principal activity of the Company is investment holding and the Group is principally engaged in the production and sale of Chlortetracycline products, the manufacturing and sale of motorcycles, the sale of Caterpillar machinery, and manufacturing and sale of carburetors and automobile accessories through its jointly-controlled entities and property and investment holding.

Results and Dividends

The Group's profit for the year ended 31 December 2009 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 50 to 143.

No interim dividend was declared and paid during the year under review (2008: Nil).

The directors proposed the payment of a final dividend of HK$0.005 per share (2008: Nil) for the year ended 31 December 2009, totalling approximately US$7,843,000 (based on the total number of issued shares and convertible preference shares as at the date of this report). Subject to shareholders' approval at the forthcoming annual general meeting of the Company, the final dividend will be paid on or about 20 May 2010 to the ordinary share holders and convertible preference share holders, whose names appear on the register of members of the Company on 14 May 2010.

The Register of Members of the Company will be closed from Tuesday, 11 May 2010 to Friday, 14 May 2010, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:30 p.m. on Monday, 10 May 2010.

Summary Financial Information

The consolidated assets, liabilities and minority interests, and results of the Group for the five years ended 31 December 2009, as extracted from the published audited financial statements, are as follows:

	2009	2008	2007	2006	2005
	US$'000	US$'000	US$'000	US$'000	US$'000
Total assets	**173,073**	165,764	1,061,558	971,781	925,370
Total liabilities	**39,294**	48,948	948,356	870,271	774,141
Minority interests	**9,697**	9,343	48,074	47,558	55,106
Shareholders' equity	**124,082**	107,473	65,128	53,952	96,123
	173,073	165,764	1,061,558	971,781	925,370
Profit/(loss) for the year attributable to owners of the Company	**8,554**	45,241	2,487	(49,728)	4,825

The above summary does not form part of the audited financial statements.

Property, Plant And Equipment

Details of movements in the property, plant and equipment of the Company and the Group during the year are set out in note 19 to the financial statements.

Investment Properties

Details of movements in the Group's investment properties are set out in note 20 to the financial statements.

Share Capital

Details of the share capital of the Company are set out in notes 34 to the financial statements.

Pre-Emptive Rights

There are no provisions for pre-emptive rights under the Company's Bye-laws or the laws of Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

Purchase, Redemption or Sale of Listed Securities of the Company

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

Reserves

Details of movements in the reserves of the Company and the Group during the year are set out in note 35 to the financial statements and in the consolidated statement of changes in equity, respectively.

Distributable Reserves

At 31 December 2009, the Company's reserves available for distribution amounted to US$25,075,000 (2008: nil) which included the proposed final dividend for the year 2009 of US$7,843,000 (2008: nil) proposed on 8 March 2010, further details of proposed final dividend are given in note 17 to the financial statements.

Donations

During the year, the Group made contributions for charitable and other purposes totalling US$168,000 (2008: US$387,000).

Major Customers And Suppliers

During the year, the aggregate sales attributable to the five largest customers accounted for 36% of the Group's sales for the year. The aggregate sales attributable to the largest customer accounted for 14% of the Group's sales for the year. The percentage of purchases attributable to the five largest supplier is less than 30% of the Group's purchase for the year.

None of the directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers and suppliers.

Directors

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Mr. Sumet Jiaravanon	
Mr. Dhanin Chearavanont	
Mr. Thanakorn Seriburi	
Mr. Meth Jiaravanont	
Mr. Soopakij Chearavanont	
Mr. Anan Athigapanich	(appointed on 28 February 2010)
Mr. Damrongdej Chalongphuntarat	(appointed on 28 February 2010)
Mr. Bai Shanlin	(appointed on 28 February 2010)
Mr. Nopadol Chiaravanont	
Mr. Chatchaval Jiaravanon	
Mr. Narong Chearavanont	
Mr. Suphachai Chearavanont	
Mr. Robert Ping-Hsien Ho	
Mr. Pang Siu Chik	
Mr. Benjamin Jiaravanon	(resigned on 28 February 2010)

Independent non-executive directors:

Mr. Ma Chiu Cheung, Andrew
Mr. Sombat Deo-isres
Mr. Sakda Thanitcul

In accordance with the Company's Bye-law 82, Messrs. Thanakorn Seriburi, Mr. Meth Jiaravanont, Nopadol Chiaravanont, Pang Siu Chik and Ma Chiu Cheung, Andrew will retire and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting of the Company.

In accordance with the Company's Bye-law 77, Messrs. Anan Athigapanich, Damrongdej Chalongphuntarat and Bai Shanlin, who were appointed as Directors of the Company by the Board on 28 February 2010, will retire and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting of the Company.

Directors (continued)

The independent non-executive directors of the Company are appointed for successive term of one year each and are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-laws.

The Company has received from each independent non-executive director an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and that the Company considers such directors to have remained independent.

Directors' Service Contracts

None of the directors proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

Directors' Remuneration

Details of the directors' remuneration are set out in note 11 to the financial statements.

Directors' Interests In Contracts of Significance

Details of the directors' interests in contracts are set out in note 41 to the financial statements.

Except as disclosed in note 41, no director had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party during the year.

Directors' and Chief Executives' Interests And Short Positions In Shares, Underlying Shares and Debentures of the Company and Its Associated Corporations

At 31 December 2009, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such Director or chief executive was taken or deemed to have under such provisions of the SFO) and were recorded in the register maintained by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code"), were as follows:

Directors' and Chief Executives' Interests And Short Positions In Shares, Underlying Shares and Debentures of the Company and Its Associated Corporations (continued)

Directors' interests in share options granted by the Company:

As at 31 December 2009, the interests of the Directors in share options to subscribe for shares in the capital of the Company under the share option scheme adopted by the Company on 26 November 2002 were as follows:

Name of Director	Capacity	Number of shares issuable upon exercise of share options held	Approximate percentage of shareholding *(Note)*
Mr. Sumet Jiaravanon	Beneficial owner	37,600,000	1.30%
Mr. Dhanin Chearavanont	Beneficial owner	37,600,000	1.30%
Mr. Thanakorn Seriburi	Beneficial owner	62,584,807	2.17%
Mr. Meth Jiaravanont	Beneficial owner	21,000,000	0.73%
Mr. Robert Ping-Hsien Ho	Beneficial owner	62,584,807	2.17%

Note: The percentage shown below are based on the total number of shares in issue as at 31 December 2009.

Save as disclosed above, at no time during the year was the Company or any of its subsidiaries, a party to any arrangements to enable the directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Save as disclosed above, as at 31 December 2009, none of the directors and chief executives of the Company had any interest or short position in shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Persons Who Have an Interest Or Short Position Which Is Discloseable Under the Securities and Futures Ordinance and Substantial Shareholders

At 31 December 2009, the following persons (not being a Director or chief executive of the Company) had the following interests and/or short positions in the shares and/or underlying shares of the Company as recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Name of shareholder	*Notes*	Capacity Nature of interest	Number of shares held *(Note 1)*	Approximate percentage of Shareholding *(Note 2)*
CPI Holding Co., Ltd.	(3)	Beneficial owner	1,004,014,695 (L)	34.74%
C.P. Intertrade Co., Ltd.	(3)	Interest of controlled corporation	1,004,014,695 (L)	34.74%
Worth Access Trading Limited	(4)	Beneficial owner	481,250,000 (L)	16.65%
Orient Success International Limited	(5)	Beneficial owner	16,534,562,212 (L)	572.18%
Charoen Pokphand Holding Company Limited	(4) & (5)	Interest of controlled corporation	17,015,812,212 (L)	588.84%
Charoen Pokphand Group Company Limited	(4) & (5)	Interest of controlled corporation	17,015,812,212 (L)	588.84%

Notes:

(1) The letter "L" denotes a long position.

(2) The percentage shown below are based on the total number of shares in issue as at 31 December 2009.

(3) CPI Holding Co., Ltd. beneficially owned 1,004,014,695 shares of the Company. C.P. Intertrade Co., Ltd. has declared an interest in these shares by virtue of its shareholding in CPI Holding Co., Ltd.

(4) Worth Access Trading Limited beneficially owned 481,250,000 shares of the Company. Charoen Pokphand Holding Company Limited ("CPH") has declared an interest in these shares by virtue of its shareholding in Worth Access Trading Limited whilst Charoen Pokphand Group Company Limited ("CPG") has also declared an interest in such number of shares by virtue of its shareholding in CPH.

(5) The interests in these shares represent 2,724,758,578 shares of the Company and 13,809,803,634 shares of the Company upon full conversion of 13,809,803,634 Convertible Preference Shares of the Company (assuming the Intercompany Debt (as defined in the section headed "Connected Transactions" below) amounting to US$300,000,000 has been repaid in full) to be issued to Orient Success International Limited ("OSIL") upon completion of the Acquisition (as defined in the section headed "Connected Transactions" below). OSIL is wholly-owned by CPH, which in turn a wholly-owned subsidiary of CPG. As such, CPH and CPG are deemed to be interested in the said shares held by OSIL for the purpose of the SFO.

Persons Who Have an Interest Or Short Position Which Is Discloseable Under the Securities and Futures Ordinance and Substantial Shareholders (continued)

Save as disclosed above, so far as is known to the directors, as at 31 December 2009, no person (not being a director or chief executive of the Company) had an interest or a short position in shares or underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

Share Option Scheme

Particulars of the Company's share option scheme are set out in note 34 to the financial statements.

The following table discloses the movements in the Company's share options during the year:

	Number of share options					
Category of participant	At 1 January 2009	Granted/ Exercised/ Cancelled/ Lapsed during the year	At 31 December 2009	Date of grant	Exercise period	Exercise price HK$
(i) Directors						
Mr. Sumet Jiaravanon	12,800,000	–	12,800,000	26 February 2003	26 February 2003 to 25 February 2013	0.3900
	12,800,000	–	12,800,000	3 May 2004	3 May 2004 to 2 May 2014	0.3900
	12,000,000	–	12,000,000	19 May 2005	19 May 2005 to 18 May 2015	0.3540
Mr. Dhanin Chearavanont	12,800,000	–	12,800,000	26 February 2003	26 February 2003 to 25 February 2013	0.3900
	12,800,000	–	12,800,000	3 May 2004	3 May 2004 to 2 May 2014	0.3900
	12,000,000	–	12,000,000	19 May 2005	19 May 2005 to 18 May 2015	0.3540

Share Option Scheme (continued)

Category of participant	At 1 January 2009	Number of share options Granted/ Exercised/ Cancelled/ Lapsed during the year	At 31 December 2009	Date of grant	Exercise period	Exercise price HK$
(i) Directors (continued)						
Mr. Thanakorn Seriburi	21,584,807	–	21,584,807	26 February 2003	26 February 2003 to 25 February 2013	0.3900
	20,000,000	–	20,000,000	3 May 2004	3 May 2004 to 2 May 2014	0.3900
	21,000,000	–	21,000,000	19 May 2005	19 May 2005 to 18 May 2015	0.3540
Mr. Meth Jiaravanont	21,000,000	–	21,000,000	19 May 2005	19 May 2005 to 18 May 2015	0.3540
Mr. Robert Ping-Hsien Ho	21,584,807	–	21,584,807	26 February 2003	26 February 2003 to 25 February 2013	0.3900
	20,000,000	–	20,000,000	3 May 2004	3 May 2004 to 2 May 2014	0.3900
	21,000,000	–	21,000,000	19 May 2005	19 May 2005 to 18 May 2015	0.3540
(ii) Other senior executives in aggregate	60,739,236	–	60,739,236	26 February 2003	26 February 2003 to 25 February 2013	0.3900
	49,248,078	–	49,248,078	3 May 2004	3 May 2004 to 2 May 2014	0.3900
	41,848,078	–	41,848,078	19 May 2005	19 May 2005 to 18 May 2015	0.3540
(iii) Other participants in aggregate	86,339,228	–	86,339,228	26 February 2003	26 February 2003 to 25 February 2013	0.3900
	80,000,000	–	80,000,000	3 May 2004	3 May 2004 to 2 May 2014	0.3900
	108,000,000	–	108,000,000	19 May 2005	19 May 2005 to 18 May 2015	0.3540
	647,544,234	–	647,544,234			

Connected Transactions

During the year ended 31 December 2009, the Group had entered into the following transactions with connected person (as defined in the Listing Rules) of the Company that was subject to the Listing Rules' reporting requirement for disclosure in Annual Report:

a) *Provision of Guarantee*

On 30 October 2008, Ek Chor China Motorcycle Co. Ltd. ("EKCM"), a wholly-owned subsidiary of the Company, entered into an amendment agreement to the guarantee dated 4 July 2007, in favour of 卡特彼勒(中國)融資租賃有限公司 (Caterpillar (China) Financial Leasing Co., Ltd.) guaranteeing all present and future indebtedness of ECI Metro Investment Co., Ltd. ("ECI Metro") and its wholly-owned subsidiaries up to the maximum amount of US$30,550,000 (the "New Guarantee"), which shall expire on 17 April 2010. ECI Metro is a jointly-controlled entity of the Company, which is indirectly owned as to 50% equity interest by EKCM and the remaining 50% equity interest is owned by an associate of the father-in-law of Mr. Chatchaval Jiaravanon (an executive director of the Company). Therefore, ECI Metro is a connected person of the Company and the New Guarantee constituted a connected transaction of the Company under the Listing Rules.

b) *Provision of Loan*

On 21 April 2009, EKCM entered into a loan agreement ("Loan Agreement") with ECI Metro. Pursuant to which, EKCM has agreed to lend, or procure its direct or indirect subsidiaries or a third party to lend, to ECI Metro the principal amount of up to US$29,000,000 (or its equivalent in RMB) in cash, at an interest rate per annum equal to the prime rate of interest published by the People's Bank of China for RMB borrowings of one-year multiplied by 1.15. The loan is unsecured and for a term of one year commencing from the date of the Loan Agreement.

Connected Transaction (continued)

c) Acquisition

On 11 December 2009, the Company entered into an agreement with Orient Success International Limited ("OSIL") in connection with the acquisition of 100% interest in CP China Investment Limited ("CPI") (the "Acquisition Agreement"). Under the terms of the Acquisition Agreement, the Company has agreed to purchase and OSIL has agreed to sell the above interests for a consideration of HK$5,382,000,000, which will be satisfied by the allotment and issue of a total of 16,534,562,212 new ordinary shares and/or convertible preference shares of the Company (subject to possible deduction if the Intercompany Debt (as defined below) is not fully repaid) ("Acquisition"). Through the Acquisition, the Group will acquire the operation of independent feedmill manufacturing activities in the PRC operated by CPI, its subsidiaries, jointly-controlled entities and associated companies (collectively the "CPI Group").

According to the Acquisition Agreement, the parties agreed to the following transitional arrangements ("Transitional Arrangements") after the completion of the Acquisition (the "Completion"):

(i) OSIL undertook to the Company that, as at the Completion, the outstanding advances from the relevant members of the CPI Group to OSIL, its subsidiaries, jointly-controlled entities and associated companies (collectively the "OSIL Group") amounting to less than US$300,000,000 and shall be fully settled in full within three years from the date of the Completion ("Intercompany Debt").

(ii) The Company agreed that, after the Completion, CPI Group would continue to provide corporate guarantees in respect of the banking facilities which have been extended by financial institutions to the OSIL Group prior to the Completion. OSIL undertook to the Company that, as at the Completion, the aggregate amount of such corporate guarantee will not exceed RMB300,000,000 and all of the relevant banking facilities granted to the OSIL Group involve short terms loans with maturity of one year or less, with the latest maturity date falling on 30 November 2010 except for one facility of RMB20,000,000 terminating in September 2012 ("Transitional Guarantees").

Connected Transaction (continued)

c) *Acquisition (continued)*

(ii) (continued)

OSIL is beneficially-owned as to 100% by Charoen Pokphand Group Company Limited, which in turn owned as to owned as to 51.31% by the controlling shareholders of the Company and therefore OSIL is a connected person of the Company and accordingly, each of the Acquisition and the Transitional Arrangements (including the settlement of the Intercompany Debt and the provision of the Transitional Guarantees) constituted connected transaction of the Company under the Listing Rules.

The Acquisition Agreement (including the Transitional Arrangements) and the transactions contemplated thereunder were approved at the special general meeting of the Company held on 25 January 2010. The Completion of the Acquisition took place on 28 February 2010.

Continuing Connected Transactions

During the year ended 31 December 2009, the Group had the following continuing connected transactions that were subject to the Listing Rules' reporting requirement for disclosure in Annual Report:

Supply to CPI

On 18 April 2008, the Company entered into a supply agreement ("CP China-CCT Agreement") with CPI for the supply by the Group to CPI Group of chlortetracycline. The CP China-CCT Agreement was approved by the independent shareholders of the Company on 19 June 2008 and took effect on 22 August 2008. As approved by an ordinary resolution in the special general meeting of the Company held on 15 December 2008, the approved cap was revised upward.

During the year ended 31 December 2009, CPI is an associate of the controlling shareholders of the Company and therefore is a connected person of the Company. Accordingly, the transactions under the CP China-CCT Agreement constituted continuing connected transactions of the Company within the meaning of Listing Rules. During the year under review, the aggregate actual sales and approved cap for the transactions contemplated under the CP China-CCT Agreement are RMB24,597,443 and RMB50,400,000 respectively.

Continuing Connected Transactions (continued)

Supply to C.P. Intertrade Co., Ltd.

On 18 April 2008, the Company entered into a supply agreement ("CPP Supply Agreement") with C.P. Intertrade Co., Ltd. ("CP Intertrade") for the supply by the Group to CP Intertrade of chlortetracycline. The CPP Supply Agreement took effect from the date of approval by the independent shareholders of the Company on 19 June 2008. As approved by an ordinary resolution in the special general meeting of the Company held on 15 December 2008, the annual cap was revised upward.

During the year ended 31 December 2009, CP Intertrade is an associate of the controlling shareholders of the Company and is indirectly interested in 34.74% of the issued share capital of the Company and therefore is a substantial shareholder and a connected person of the Company. Accordingly, the transactions under the CPP Supply Agreement constituted continuing connected transactions of the Company within the meaning of Listing Rules. During the year under review, the aggregate actual sales and annual cap for the transactions contemplated under CPP Supply Agreement are RMB999,455 and RMB4,800,000 respectively.

The Board engaged the auditors of the Company to perform certain agreed-upon procedures in respect of the aforesaid continuing connected transactions of the Group. The auditors have reported their findings on these procedures to the Board.

The independent non-executive directors of the Company have reviewed the continuing connected transactions of the Group and have confirmed that these continuing connected transactions were entered into (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms or on terms no less favourable to the Group than terms available to the independent third parties; and (iii) in accordance with the relevant agreements governing the them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

In respect of the continuing connected transactions and connected transactions, the Company has complied with the disclosure requirements under the Listing Rules from time to time.

Disclosure Pursuant To Rules 13.13 and 13.16 of Chapter 13 of the Listing Rules

The following disclosure is made by the Company in compliance with the continuing disclosure requirements under Rules 13.13 and 13.16 of Chapter 13 of the Listing Rules:

The following table summarizes the loan and the guarantee granted by the Group to an affiliated company which individually exceeded 8% under the assets ratio (as defined under Rule 14.07(1) of Chapter 14 of the Listing Rules) as at 31 December 2009:

Name of affiliated company	Percentage of the Group's attributable interests	Guarantee given	Extent of guaranteed facilities utilized	Loan amount
		US$'000	*US$'000*	*US$'000*
ECI Metro Investment Co., Ltd.	50%	30,550 *(Note i)*	30,550	26,308 *(Note ii)*

Notes:

(i) The guarantee was given by the Group for loan facilities granted to ECI Metro Investment Co., Ltd. and its wholly-owned subsidiaries up to the maximum amount of US$30,550,000.

(ii) The loan is unsecured, subject to an interest rate per annum equal to the prime rate of interest published by the People's Bank of China for Renminbi borrowings of one-year multiplied by 1.15 and repayable within one year from the date of loan agreement dated 21 April 2009.

In compliance with Rule 13.22 of Chapter 13 of the Listing Rules, the consolidated balance sheet of the above-mentioned affiliated company as at 31 December 2009 is disclosed as follows:

	USD'000
Non-current assets	17,538
Current assets	125,085
Current liabilities	(86,826)
Non-current liabilities	(515)
Net assets	55,282
Share capital	12,000
Reserves	43,282
Total equity	55,282

As at 31 December 2009, the Group's attributable interests in the above-mentioned affiliated company amounted to US$27,641,000.

Competing Interests

During the year, the directors were not aware that any of the directors has interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which falls to be disclosed under the Listing Rules.

Corporate Governance

The Company is committed to maintaining high standards of corporate governance. During the year, it has applied the principles and complied with most the code provisions set out in the CG Code contained in Appendix 14 of the Listing Rules. Details of compliances are set out in the Corporate Governance Report on pages 14 to 27.

Audit Committee

The Audit Committee comprised the three independent non-executive directors of the Company. The establishment of the Audit Committee serves to enhance corporate governance practices. The principle duties of the Audit Committee include the reviewing and supervising of the Company's financial reporting process and internal controls. The Audit Committee met twice during the year. It reviewed the Group's consolidated financial statements prior to the finalisation of the interim and final results.

Sufficiency Of Public Float

Based on information that is publicly available to the Company and within the knowledge of the directors, the directors confirmed that the Company has maintained the amount of public float as required under the Listing Rules during the year ended 31 December 2009 and up to the date of this report.

Auditors

Messrs. Ernst & Young retire and a resolution for their re-appointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD

Robert Ping-Hsien Ho
Director

Hong Kong
8 March 2010



To the shareholders of C.P. Pokphand Co. Ltd.
(Incorporated in Bermuda with limited liability)

We have audited the financial statements of C.P. Pokphand Co. Ltd. set out on pages 50 to 143, which comprise the consolidated and company statements of financial position as at 31 December 2009, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. Our report is made solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act 1981, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2009 and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinances.

Ernst & Young
Certified Public Accountants
18th Floor
Two International Finance Centre
8 Finance Street, Central
Hong Kong
8 March 2010

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Year ended 31 December 2009

	Notes	2009 US$'000	2008 US$'000
CONTINUING OPERATIONS			
REVENUE	7	**74,245**	64,492
Cost of sales		**(64,719)**	(58,424)
Gross profit		**9,526**	6,068
Selling and distribution costs		**(3,491)**	(3,285)
General and administrative expenses		**(13,867)**	(15,168)
Other income	8	**1,232**	10,502
Finance costs	9	**(917)**	(5,768)
Share of profits and losses of jointly-controlled entities		**17,027**	10,660
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	10	**9,510**	3,009
Income tax expense	14	**(676)**	(30)
PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS		**8,834**	2,979
DISCONTINUED OPERATIONS			
Profit for the year from discontinued operations	16	**–**	38,314
PROFIT FOR THE YEAR		**8,834**	41,293
OTHER COMPREHENSIVE INCOME			
Exchange differences on translation of foreign operations		**435**	6,048
Surplus/(deficit) on revaluation of property, plant and equipment	19	**9,102**	(1,365)
Fair value changes in available-for-sale investments	25	**11**	99
Deferred tax	33	**(1,493)**	(1,449)
OTHER COMPREHENSIVE INCOME FOR THE YEAR		**8,055**	3,333
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		**16,889**	44,626

Year ended 31 December 2009

	Notes	2009 US$'000	2008 US$'000
Profit attributable to:			
Owners of the Company		**8,554**	45,241
Minority interests		**280**	(3,948)
		8,834	41,293
Total comprehensive income attributable to:			
Owners of the Company		**16,609**	48,574
Minority interests		**280**	(3,948)
		16,889	44,626
EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY	18		
Basic			
– For profit for the year		**US cent 0.296**	US cents 1.566
– For profit from continuing operations		**US cent 0.296**	US cent 0.134
Diluted			
– For profit for the year		**N/A**	N/A
– For profit from continuing operations		**N/A**	N/A

Details of the dividends payable and proposed for the year are disclosed in note 17 to the financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 December 2009

	Notes	2009 US$'000	2008 US$'000
NON-CURRENT ASSETS			
Property, plant and equipment	19	**56,582**	54,350
Investment properties	20	**5,336**	563
Land lease prepayments	21	**1,565**	1,594
Interests in jointly-controlled entities	23	**82,531**	65,473
Available-for-sale investments	25	**262**	251
Total non-current assets		**146,276**	122,231
CURRENT ASSETS			
Inventories	27	**8,514**	18,589
Accounts receivable, other receivables and deposits	28	**9,912**	10,998
Bills receivable		**166**	–
Tax recoverable		**152**	316
Due from minority shareholders		**422**	–
Due from related companies	29	**995**	1,150
Cash and cash equivalents	30	**6,636**	12,480
Total current assets		**26,797**	43,533
CURRENT LIABILITIES			
Accounts payable, other payables and accrued expenses	31	**20,171**	22,777
Tax payable		**2,524**	2,524
Provisions for staff bonuses and welfare benefits		**630**	615
Due to minority shareholders		**527**	650
Due to related companies	29	**2,020**	2,746
Interest-bearing bank loans	32	**9,969**	18,187
Total current liabilities		**35,841**	47,499
NET CURRENT LIABILITIES		**(9,044)**	(3,966)
TOTAL ASSETS LESS CURRENT LIABILITIES		**137,232**	118,265
NON-CURRENT LIABILITIES			
Deferred tax liabilities	33	**3,453**	1,449
Net assets		**133,779**	116,816

31 December 2009

	Notes	2009 **US$'000**	2008 *US$'000*
EQUITY			
Equity attributable to owners of the Company			
Issued capital	34	**28,898**	28,898
Share premium account	35(b)	**–**	73,897
Reserves	35(a)	**87,341**	4,678
Proposed final dividends	17	**7,843**	–
		124,082	107,473
Minority interests		**9,697**	9,343
Total equity		**133,779**	116,816

Robert Ping-Hsien Ho
Director

Pang Siu Chik
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2009

	Attributable to owners of the Company													
	Issued capital	Share premium account	Share option reserve	Asset revaluation reserve	Available-for-sale investment revaluation reserve	Capital reserve	Reserve fund	Expansion fund	Exchange equalisation reserve	Retained profits/ (accumulated losses)	Proposed final dividends	Total	Minority interests	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
At 1 January 2008	28,898	73,897	8,470	15,078	75	28,865	25,024	12,623	(8,081)	(119,721)	-	65,128	48,074	113,202
Total comprehensive income for the year	-	-	-	(2,814)	99	-	-	-	6,048	45,241	-	48,574	(3,948)	44,626
Transfers in/(out)	-	-	-	-	-	-	2,366	1,121	-	(3,487)	-	-	-	-
Release upon disposal of subsidiaries (*note 37*)	-	-	-	(1,449)	-	14,513	(23,334)	(13,359)	15,950	1,450	-	(6,229)	(34,561)	(40,790)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	-	-	-	-	(1,503)	(1,503)
Share of reserves by minority shareholders	-	-	-	-	-	-	-	-	-	-	-	-	1,281	1,281
At 31 December 2008 and 1 January 2009	28,898	73,897	8,470*	10,815*	174*	43,378*	4,056*	385*	13,917*	(76,517)*	-	107,473	9,343	116,816
Total comprehensive income for the year	-	-	-	7,609	11	-	-	-	435	8,554	-	16,609	280	16,889
Transfers in/(out)	-	(73,897)	-	-	-	(43,378)	765	-	-	116,510	-	-	-	-
Final 2009 dividend (*note 17*)	-	-	-	-	-	-	-	-	-	(7,843)	7,843	-	-	-
Share of reserves by minority shareholders	-	-	-	-	-	-	-	-	-	-	-	-	74	74
At 31 December 2009	28,898	-	8,470*	18,424*	185*	-*	4,821*	385*	14,352*	40,704*	7,843	124,082	9,697	133,779

* These reserve accounts comprise the consolidated reserves of US$87,341,000 (2008: US$4,678,000) in the consolidated statement of financial position.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended 31 December 2009

	Notes	2009 US$'000	2008 US$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax:			
From continuing operations		**9,510**	3,009
From discontinued operations	16	**–**	41,895
Adjustments for:			
Bank and other interest income	8	**(567)**	(4,315)
Changes in fair value of investment properties	8	**(331)**	(211)
Gain on disposal of subsidiaries	37	**–**	(13,387)
Finance costs	9	**917**	24,677
Depreciation of items of property, plant and equipment	10	**4,070**	22,818
Amortisation of land lease prepayments	10	**43**	976
Loss on disposal of items of property, plant and equipment	10	**118**	840
Write-back of impairment of accounts receivable	10	**(7)**	(1,544)
Share of profits and losses of:			
Jointly-controlled entities		**(17,027)**	(16,692)
Associates		**–**	(2,104)
		(3,274)	55,962
Decrease/(increase) in inventories		**10,075**	(87,659)
Decrease/(increase) in accounts receivable, other receivables and deposits		**1,093**	(34,998)
Decrease/(increase) in bills receivable		**(166)**	2,564
Increase in amounts due from minority shareholders		**(422)**	(3,877)
Decrease/(increase) in amounts due from related companies		**155**	(1,612)
Increase/(decrease) in accounts payable, other payables and accrued expenses		**(2,606)**	100,969
Increase in bills payable		**–**	3,101
Increase in provisions for staff bonuses and welfare benefits		**15**	1,679
Increase/(decrease) in amounts due to minority shareholders		**(123)**	5,324
Increase/(decrease) in amounts due to related companies		**(726)**	5,654
Cash generated from operations		**4,021**	47,107
Interest paid		**(917)**	(24,677)
Tax paid		**(1)**	(2,647)
Net cash flows from operating activities		**3,103**	19,783

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended 31 December 2009

	Notes	2009 US$'000	2008 US$'000
Net cash flows from operating activities		**3,103**	19,783
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of items of property, plant and equipment	19	**(2,026)**	(12,434)
Additions to land lease prepayments	21	**–**	(437)
Disposal of subsidiaries	37	**–**	8,393
Decrease/(increase) in interests in jointly-controlled entities		**(31)**	5,168
Decrease in interests in associates		**–**	(2,953)
Proceeds from disposal of items of property, plant and equipment		**764**	3,225
Proceeds from disposal of land lease prepayments		**–**	166
Purchases of available-for-sale investments		**–**	(493)
Interest received		**567**	4,315
Net cash flows from/(used in) investing activities		**(726)**	4,950
CASH FLOWS FROM FINANCING ACTIVITIES			
New bank loans		**18,800**	224,657
Repayments of bank loans		**(27,179)**	(325,381)
Decrease in pledged deposits		**–**	4,200
Increase/(decrease) in minority interests		**74**	(222)
Net cash flows used in financing activities		**(8,305)**	(96,746)
NET DECREASE IN CASH AND CASH EQUIVALENTS		**(5,928)**	(72,013)
Effect of exchange rate changes, net		**84**	1,641
Cash and cash equivalents at beginning of year		**12,480**	82,852
CASH AND CASH EQUIVALENTS AT END OF YEAR		**6,636**	12,480
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances	30	**6,636**	3,409
Non-pledged time deposits with original maturity of less than three months when acquired	30	**–**	9,071
Cash and cash equivalents as stated in the statement of financial position		**6,636**	12,480

STATEMENT OF FINANCIAL POSITION

31 December 2009

	Notes	**2009 US$'000**	2008 US$'000
NON-CURRENT ASSETS			
Property, plant and equipment	19	**71**	108
Investments in subsidiaries	22	**24,117**	24,117
Total non-current assets		**24,188**	24,225
CURRENT ASSETS			
Due from subsidiaries	22	**39,828**	28,811
Other receivables and deposits	28	**427**	490
Due from related companies	29	**546**	539
Cash and cash equivalents	30	**171**	5,490
Total current assets		**40,972**	35,330
CURRENT LIABILITIES			
Due to subsidiaries	22	**–**	59,211
Other payables and accrued expenses	31	**2,717**	835
Total current liabilities		**2,717**	60,046
NET CURRENT ASSETS/(LIABILITIES)		**38,255**	(24,716)
Net assets/(liabilities)		**62,443**	(491)
EQUITY/(DEFICIENCY IN ASSETS)			
Issued capital	34	**28,898**	28,898
Share premium account	35(b)	**–**	73,897
Share option reserve	35(b)	**8,470**	8,470
Retained profits/(accumulated losses)	35(b)	**17,232**	(111,756)
Proposed final dividends	17	**7,843**	–
Total equity/(deficiency in assets)		**62,443**	(491)

Robert Ping-Hsien Ho
Director

Pang Siu Chik
Director

1. CORPORATE INFORMATION

The consolidated financial statements of C.P. Pokphand Co. Ltd. (the "Company") for the year ended 31 December 2009 were authorised for issue in accordance with a resolution of the directors on 8 March 2010.

The Company is a limited liability company incorporated in Bermuda. The registered office of the Company is located at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

At 31 December 2009, the Group was involved in the following activities:

- manufacture and sale of chlortetracycline products
- manufacture and sale of motorcycles and automobiles accessories and trading of machinery through its jointly-controlled entities
- property and investment holding

Subsequent to the end of the reporting period, the independent shareholders of the Company approved the acquisition of the animal and aqua feed operations of CP China Investment Limited (the "Acquisition") in the People's Republic of China (the "PRC"), further details of which are included in note 44 to the financial statements.

The Group employed approximately 6,400 (2008: 6,700) employees (including 5,600 (2008: 5,900) from jointly-controlled entities) as at 31 December 2009.

2. BASIS OF PREPARATION

Despite the Group's consolidated net current liabilities of US$9,044,000 as at 31 December 2009, the consolidated financial statements have been prepared on the going concern basis on the basis of the directors' contention that, taking into account the presently unutilised available banking facilities of the Group of approximately US$7,692,000, the continual renewal of bank borrowings upon maturity and internal financial resources, the Group has sufficient working capital for its present requirements.

Should the Group be unable to continue as a going concern, adjustments would have to be made to restate the values of assets to their recoverable amounts, to provide for any further liabilities which might arise and to reclassify non-current assets and liabilities as current assets and liabilities, respectively. The effects of these adjustments have not been reflected in these consolidated financial statements.

2. BASIS OF PREPARATION *(continued)*

The financial statements have been prepared under the historical cost convention, except for investment properties and available-for-sale investments which have been measured at fair value. These financial statements are presented in United States dollars ("US$") and all values are rounded to the nearest thousand (US$'000) except when otherwise indicated.

Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs"), which comprise standards and interpretations approved by the International Accounting Standards Board ("IASB"), the International Financial Reporting Interpretations Committee ("IFRIC") interpretations, and International Accounting Standards ("IASs") and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect, and the disclosure requirements of the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31 December 2009. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All income, expenses and unrealised gains and losses resulting from intercompany transactions and intercompany balances within the Group are eliminated on consolidation in full.

The acquisition of subsidiaries is accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company's subsidiaries.

3. IMPACT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has adopted the following new and revised IFRSs for the first time for the current year's financial statements.

IFRS 2 Amendments	Amendments to IFRS 2 *Share-based Payment – Vesting Conditions and Cancellations*
IFRS 7 Amendments	Amendments to IFRS 7 *Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments*
IFRS 8	*Operating Segments*
IAS 1 (Revised)	*Presentation of Financial Statements*
IAS 23 (Revised)	*Borrowing Costs*
IAS 32 and IAS 1 Amendments	Amendments to IAS 32 *Financial Instruments: Presentation* and IAS 1 *Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation*
IFRIC 9 and IAS 39 Amendments	Amendments to IFRIC 9 *Reassessment of Embedded Derivatives* and IAS 39 *Financial Instruments: Recognition and Measurement – Embedded Derivatives*
IFRIC 13	*Customer Loyalty Programmes*
IFRIC 15	*Agreements for the Construction of Real Estate*
IFRIC 16	*Hedges of a Net Investment in a Foreign Operation*
IFRIC 18	*Transfers of Assets from Customers*
Improvements to IFRSs (May 2008 and April 2009)*	Amendments to a number of IFRSs

* The Group adopted all the improvements to IFRSs issued in May 2008 and April 2009 except for the amendments to IFRS 5 *Non-current assets Held for Sale and Discontinued Operations – Plan to sell the controlling interest in a subsidiary*, which is effective for annual periods beginning on or after 1 July 2009.

Other than as further explained below regarding the impact of IFRS 8 and IAS 1 (Revised), the adoption of these new and revised IFRSs has had no significant financial effect on these financial statements and there have been no significant changes to the accounting policies applied in these financial statements.

3. IMPACT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS *(continued)*

The principal effects of adopting these new and revised IFRSs are as follows:

(a) IFRS 8 *Operating Segments*

IFRS 8, which replaces IAS 14 *Segment Reporting*, specifies how an entity should report information about its operating segments, based on information about the components of the entity that is available to the chief operating decision maker for the purposes of allocating resources to the segments and assessing their performance. The standard also requires the disclosure of information about the products and services provided by the segments, the geographical areas in which the Group operates, and revenue from the Group's major customers. The Group concluded that the operating segments determined in accordance with IFRS 8 are the same as the business segments previously identified under IAS 14. These revised disclosures, including the related revised comparative information, are shown in note 13 to the financial statements.

(b) IAS 1 (Revised) *Presentation of Financial Statement*

IAS 1 (Revised) introduces changes in the presentation and disclosures of financial statements. The revised standard separates owner and non-owner changes in equity. The statement of changes in equity includes only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, this standard introduces the statement of comprehensive income, with all items of income and expense recognised in profit or loss, together with all other items of recognised income and expense recognised directly in equity, either in one single statement, or in two linked statements. The Group has elected to present one single statement.

(c) *Improvements to IFRSs*

In May 2008 and April 2009, the IASB issued an omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard. The adoption of the following amendments resulted in changes to accounting policies but did not have any impact on the financial position or performance of the Group.

3. IMPACT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(c) *Improvements to IFRSs (continued)*

IFRS 8 *Operating Segment Information:* clarifies that segment assets and liabilities need only be reported when those assets and liabilities are included in measures that are used by the chief operating decision maker. As the Group's chief operating decision maker does review segment assets and liabilities, the Group has continued to disclose this information in note 13 to the financial statements.

IAS 1 *Presentation of Financial Statements:* Assets and liabilities classified as held for trading in accordance with IAS 39 *Financial Instruments: Recognition and Measurement* are not automatically classified as current in the statement of financial position. The Group analysed whether the expected period of realisation of financial assets and liabilities differed from the classification of the instrument. This did not result in any reclassification of financial instruments between current and non-current in the statement of financial position.

IAS 16 *Property, Plant and Equipment:* Replaces the term "net selling price" with "fair value less costs to sell". The Group amended its accounting policy accordingly, which did not result in any change in the financial position.

IAS 20 *Accounting for Government Grants and Disclosures of Government Assistance:* Loans granted with no or low interest will not be exempt from the requirement to impute interest. Interest is to be imputed on loans granted with below-market interest rates. This amendment did not impact the Group as the government assistance received is not loan but are direct grants.

IAS 23 *Borrowing Costs:* The definition of borrowing costs is revised to consolidate the two types of items that are considered components of 'borrowing costs' into one – the interest expense calculated using the effective interest rate method calculated in accordance with IAS 39. The Group has amended its accounting policy accordingly which did not result in any change in its financial position.

3. IMPACT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(c) *Improvements to IFRSs (continued)*

IAS 36 *Impairment of Assets*: When discounted cash flows are used to estimate "fair value less cost to sell" additional disclosure is required about the discount rate, consistent with disclosures required when the discounted cash flows are used to estimate 'value in use'. This amendment had no immediate impact on the consolidated financial statements of the Group because the recoverable amount of its cash generating units is currently estimated using 'value in use'.

The amendment clarified that the largest unit permitted for allocating goodwill, acquired in a business combination, is the operating segment as defined in IFRS 8 before aggregation for reporting purposes. The amendment has no impact on the Group as the annual impairment test is performed before aggregation.

Other amendments resulting from Improvements to IFRSs to the following standards did not have any impact on the accounting policies, financial position or performance of the Group:

IFRS 2	*Share-based Payment*
IFRS 5	*Non-current Assets Held for Sale and Discontinued Operations*
IFRS 7	*Financial Instruments: Disclosures*
IAS 7	*Statement of Cash Flows*
IAS 8	*Accounting Policies, Change in Accounting Estimates and Errors*
IAS 10	*Events after the Reporting Period*
IAS 18	*Revenue*
IAS 19	*Employee Benefits*
IAS 27	*Consolidated and Separate Financial Statements*
IAS 28	*Investments in Associates*
IAS 31	*Interest in Joint Ventures*
IAS 34	*Interim Financial Reporting*
IAS 38	*Intangible Assets*
IAS 39	*Financial Instruments: Recognition and Measurement*
IAS 40	*Investment Properties*
IFRIC 9	*Reassessment of Embedded Derivatives*
IFRIC 16	*Hedge of a Net Investment in a Foreign Operation*

4. *ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS*

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements.

IFRS 1 (Revised)	*First-time Adoption of International Financial Reporting Standards*
IFRS 2 Amendments	Amendments to IFRS 2 *Share-based Payment – Group Cash-settled Share-based Payment Transactions*
IFRS 3 (Revised)	*Business Combinations*
IFRS 9	*Financial Instruments*
IAS 24 (Revised)	*Related Party Disclosures*
IAS 27 (Revised)	*Consolidated and Separate Financial Statements*
IAS 32 Amendment	Amendment to IAS 32 *Financial Instruments: Presentation – Classification of Rights Issues*
IAS 39 Amendment	Amendment to IAS 39 *Financial Instruments: Recognition and Measurement – Eligible Hedged Items*
IFRIC 14 Amendments	Amendments to IFRIC 14 *Prepayments of a Minimum Funding Requirement*
IFRIC 17	*Distributions of Non-cash Assets to Owners*
IFRIC 19	*Extinguishing Financial Liabilities with Equity Instruments*
Amendments to IFRS 5 included in *Improvements to IFRSs* issued in May 2008	Amendments to IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations – Plan to sell the controlling interest in a subsidiary*

The Group is in the process of making an assessment of the impact of these new and revised IFRSs upon initial application. So far, the Group considers that these new and revised IFRSs are unlikely to have a significant impact on the Group's results of operations and financial position.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsidiaries

A subsidiary is an entity whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's profit or loss to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

Joint ventures

A joint venture is an entity set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture and the basis on which assets are to be realised upon its dissolution. The profits and losses from the joint venture's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture is treated as:

(a) a subsidiary, if the Group has unilateral control, directly or indirectly, over the joint venture;

(b) a jointly-controlled entity, if the Group does not have unilateral control, directly or indirectly, over the joint venture;

(c) an associate, if the Group does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture's registered capital and is in a position to exercise significant influence over the joint venture; or

(d) an equity investment accounted for in accordance with IAS 39, if the Group holds, directly or indirectly, less than 20% of the joint venture's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Jointly-controlled entities

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's interests in jointly-controlled entities are stated in the consolidated statement of financial position at the Group's share of net assets under the equity method of accounting, less any impairment losses. The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated statement of comprehensive income and consolidated reserves, respectively. Where the profit sharing ratio is different to the Group's equity interest, the share of the post-acquisition results of the jointly-controlled entities is determined based on the agreed profit sharing ratio. Unrealised gains and losses resulting from transactions between the Group and its jointly-controlled entities are eliminated to the extent of the Group's interests in the jointly-controlled entities, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of jointly-controlled entities, which was not previously eliminated or recognised in the consolidated reserves, is included as part of the Group's interests in jointly-controlled entities.

The results of jointly-controlled entities are included in the Company's statement of comprehensive income to the extent of dividends received and receivable. The Company's interests in jointly-controlled entities are treated as non-current assets and are stated at cost less any impairment losses.

Goodwill

Goodwill arising on the acquisition of subsidiaries, jointly-controlled entities and associates represents the excess of the cost of the business combination over the Group's interest in the net fair value of the acquirees' identifiable assets acquired, liabilities and contingent liabilities assumed as at the date of acquisition.

Goodwill arising on acquisition is recognised in the consolidated statement of financial position as an asset, initially measured at cost and subsequently at cost less any accumulated impairment losses. In case of associates and jointly-controlled entities, goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated statement of financial position.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill (continued)

The carrying amount of goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at 31 December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Excess over the cost of business combinations

Any excess of the Group's interest in the net fair value of the acquirees' identifiable assets, liabilities and contingent liabilities over the cost of acquisition of subsidiaries, associates and jointly-controlled entities (previously referred to as negative goodwill), after reassessment, is recognised immediately in the statement of comprehensive income.

The excess for associates and jointly-controlled entities is included in the Group's share of the associates' and jointly-controlled entities' profits or losses in the period in which the investments are acquired.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, financial assets, investment properties and goodwill), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the statement of comprehensive income in the period in which it arises in those expense categories consistent with the function of the impaired asset, unless the asset is carried at a revalued amount, in which case the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

An assessment is made at the end of each reporting period as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill and certain financial assets is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to the statement of comprehensive income in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

5. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)*

Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is an associate;

(c) the party is a jointly-controlled entity;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d); or

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e).

Property, plant and equipment and depreciation

(a) Office premises

Office premises are stated at their open market values on the basis of annual valuations performed at each financial year end. Changes in the values of such premises are dealt with as movements in the asset revaluation reserve on an individual premise basis. If the total of the reserve attributable to the individual premises is insufficient to cover a deficit, the excess of the deficit is charged to the statement of comprehensive income. Any subsequent revaluation surplus is credited to the statement of comprehensive income to the extent of the deficit previously charged.

Upon disposal of the office premises, the relevant portion of the asset revaluation reserve realised in respect of previous valuations is released and transferred directly to retained profits/(accumulated losses) as a movement in reserves.

Depreciation is calculated on the straight-line basis to write off the cost or valuation of the office premises over their estimated useful lives of 25 years to 50 years.

5. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)*

Property, plant and equipment and depreciation (continued)

(b) *Other property, plant and equipment*

Other property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of other property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the statement of comprehensive income in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalised in the carrying amount of the asset as a replacement. Where significant parts of other property, plant and equipment are required to be replaced at intervals, the Group recognises such parts as individual assets with specific useful lives and depreciation.

Depreciation of other property, plant and equipment in Hong Kong is calculated on the straight-line basis to write off the cost of each item over its estimated useful life.

Depreciation of other property, plant and equipment in Mainland China is calculated in accordance with the relevant regulations in the People's Republic of China (the "PRC"), which require that depreciation be provided on the straight-line basis based on the estimated economic useful life of each category of assets and on an estimated residual value. The residual value of an item of other property, plant and equipment represents the estimated recoverable amount upon disposal less any estimated costs of disposal. The principal annual rates used for this purpose are as follows:

Industrial buildings in Mainland China	2% – $4^1/_2$%
Plant and machinery	6% – 15%
Furniture, fixtures and equipment	10% – $33^1/_3$%
Motor vehicles and transport facilities	9% – $33^1/_3$%

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each financial year end.

An item of other property, plant and equipment and any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the statement of comprehensive income in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Property, plant and equipment and depreciation (continued)

(c) *Construction in progress*

Construction in progress represents the construction of silos, factories, warehouses, farms, and hatchery facilities, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

Investment properties

Investment properties are interests in land and buildings (including the leasehold interest under an operating lease for a property which would otherwise meet the definition of an investment property) held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the end of the reporting period.

Gains or losses arising from changes in the fair values of investment properties are included in the statement of comprehensive income in the year in which they arise.

Any gains or losses on the retirement or disposal of an investment property are recognised in the statement of comprehensive income in the year of the retirement or disposal.

For a transfer from investment properties to owner-occupied properties, the deemed cost of property for subsequent accounting is its fair value at the date of change in use. If a property occupied by the Group as an owner-occupied property becomes an investment property, the Group accounts for such property in accordance with the policy stated under "Property, plant and equipment and depreciation" up to the date of change in use, and any difference at that date between the carrying amount and the fair value of the property is accounted for as a revaluation in accordance with the policy stated under "Property, plant and equipment and depreciation" above.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets, and rentals receivable under the operating leases are credited to profit or loss on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases, net of any incentives received from the lessor, are charged to profit or loss on the straight-line basis over the lease terms.

Land lease prepayments represent land use rights paid to the PRC's governmental authorities. Land lease payments under operating leases are initially stated at cost and subsequently recognised on the straight-line basis over the respective periods of the rights.

Investments and other financial assets

Initial recognition and measurement

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, and available-for-sale investments, as appropriate. The Group determines the classification of its financial assets at initial recognition. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

The Group's financial assets include cash and cash equivalents, accounts receivable, bills receivable, other receivables and deposits, available-for-sale investments and amounts due from jointly-controlled entities, minority shareholders and related companies.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments and other financial assets (continued)

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such assets are subsequently measured at amortised cost using the effective interest rate method less any allowance for impairment. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance income in profit or loss. The loss arising from impairment is recognised in profit or loss in other operating expenses.

Available-for-sale financial investments

Available-for-sale financial investments are non-derivative financial assets in listed and unlisted equity securities. Equity investments classified as available for sale are those which are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in the market conditions.

After initial recognition, available-for-sale financial investments are subsequently measured at fair value, with unrealised gains or losses recognised as other comprehensive income in the available-for-sale investment valuation reserve until the investment is derecognised, at which time the cumulative gain or loss is recognised in profit or loss in other income, or until the investment is determined to be impaired, at which time the cumulative gain or loss is recognised in profit or loss and removed from the available-for-sale investment valuation reserve.

When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments and other financial assets (continued)

Available-for-sale financial investments (continued)

The Group evaluates its available-for-sale financial assets whether the ability and intention to sell them in the near term are still appropriate. When the Group is unable to trade these financial assets due to inactive markets and management's intent to do so significantly changes in the foreseeable future, the Group may elect to reclassify these financial assets in rare circumstances. Reclassification to loans and receivables is permitted when the financial assets meet the definition of loans and receivables and the Group has the intent and ability to hold these assets for the foreseeable future or to maturity. The reclassification to the held-to-maturity category is permitted only when the entity has the ability and intent to hold until the maturity date of the financial asset.

For a financial asset reclassified out of the available-for-sale category, any previous gain or loss on that asset that has been recognised in equity is amortised to profit or loss over the remaining life of the investment using the effective interest rate. Any difference between the new amortised cost and the expected cash flows is also amortised over the remaining life of the asset using the effective interest rate. If the asset is subsequently determined to be impaired, then the amount recorded in equity is reclassified to profit or loss.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when:

- the rights to receive cash flows from the asset have expired;
- the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement;
- and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derecognition of financial assets (continued)

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Impairment of financial assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred "loss event") and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that a debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortised cost

For financial assets carried at amortised cost, the Group first assesses individually whether objective evidence of impairment exists for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced either directly or through the use of an allowance account and the amount of the loss is recognised in profit or loss. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets (continued)

Financial assets carried at amortised cost (continued)

If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is credited to finance costs in profit or loss.

Assets carried at cost

If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

Available-for-sale financial investments

For available-for-sale financial investments, the Group assesses at the end of each reporting period whether there is objective evidence that an investment or a group of investments is impaired.

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is removed from other comprehensive income and recognised in profit or loss.

In the case of equity investments classified as available for sale, objective evidence would include a significant or prolonged decline in the fair value of an investment below its cost. The determination of what is "significant" or "prolonged" requires judgement. "Significant" is evaluated against the original cost of the investment and "prolonged" against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognised in profit or loss – is removed from other comprehensive income and recognised in profit or loss. Impairment losses on equity instruments classified as available for sale are not reversed through profit or loss. Increases in their fair value after impairment are recognised directly in other comprehensive income.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Financial liabilities

Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognised initially at fair value and in the case of loans and borrowings, plus directly attributable transaction costs.

The Group's financial liabilities include accounts, bills and other payables, amounts due to related companies and minority shareholders and interest-bearing bank loans.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the effective interest rate method amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance costs in profit or loss.

Financial guarantee contracts

Financial guarantee contracts issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make a payment when due in accordance with the terms of a debt instrument. A financial guarantee contract is recognised initially as a liability at its fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount of the best estimate of the expenditure required to settle the present obligation at the end of the reporting period; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial liabilities (continued)

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profit or loss.

Inventories

Inventories are stated at the lower of cost, on the weighted average basis, and net realisable value after making due allowance for any obsolete or slow-moving items. Cost comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the statement of financial position, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the end of the reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in profit or loss.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income tax

Income tax comprises current and deferred tax. Income tax relating to items recognised outside profit or loss is recognised outside profit or loss, either in other comprehensive income or directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income tax (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to profit or loss over the expected useful life of the relevant asset by equal annual instalments.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(b) rental income, on a time proportion basis over the lease terms;

(c) interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset; and

(d) technical service fee income, when the services were rendered.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Share-based payment transactions

The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

The cost of equity-settled transactions with employees for grants after 7 November 2002 is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes pricing model, further details of which are given in note 34 to the financial statements.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognised for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to profit or loss for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified, if the original terms of the award are met. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. This includes any award where non-vesting conditions within the control of either the Group or the employee are not met. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph. All cancellations of equity-settled transaction awards are treated equally.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other employee benefits

Retirement benefit schemes

The Group operates a defined contribution Mandatory Provident Fund scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basic salaries and are charged to profit or loss as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

As stipulated by the regulations of the PRC government, each of the joint ventures in Mainland China is required to make specific contributions to the state-controlled retirement plan at rates ranging from 14% to 24% of the total salaries of the employees in Mainland China. The PRC government is responsible for the pension liability to the retired employees. The employees of the joint ventures are entitled to a monthly pension at their retirement dates. The joint ventures have no further obligation for post-retirement benefits beyond the annual contributions.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to prepare for their intended use, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use. The capitalisation rate for the year is based on the actual cost of the related borrowings. All other borrowing costs are expensed in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Dividends

Final dividends proposed by the directors are classified as a separate allocation of retained profits within the equity section of the statement of financial position, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

5. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies

These financial statements are presented in United States dollars as there is trading of the Company's shares by way of American Depository Receipts in the United States. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions recorded by the entities in the Group are initially recorded using their respective functional currency rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the end of the reporting period. All differences are taken to profit or loss that provide an effective hedge for a net investment in a foreign operation. These are recognised in other comprehensive income until the disposal of the net investment, at which time they are recognised in profit or loss. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in equity. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiaries, jointly-controlled entities and associates are currencies other than the United States dollar. As at the end of the reporting period, the assets and liabilities of these entities are translated into the presentation currency of the Company at the exchange rates ruling at the end of the reporting period and their profit or loss are translated into United States dollar at the weighted average exchange rates for the year. The resulting exchange differences are recognised in other comprehensive income and accumulated in the exchange fluctuation reserve. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognised in profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

For the purpose of the consolidated statement of cash flows, the cash flows of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries, which arise throughout the year are translated into Hong Kong dollars at the weighted average exchange rates for the year.

6. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the Group's financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.

Judgements

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the financial statements:

Operating lease commitments – Group as lessor

The Group has entered into commercial property leases on its investment property portfolio. The Group has determined, based on an evaluation of the terms and conditions of the arrangements, that it retains all the significant risks and rewards of ownership of these properties which are leased out on operating leases.

Depreciation and amortisation

The Group's net book value of property, plant and equipment at 31 December 2009 was US$56,582,000. The Group depreciates the assets on the straight-line basis over their estimated useful lives, and after taking into account of their estimated residual values, at rates ranging from 2% to 33 1/3% per annum, commencing from the date the property, plant and equipment is placed into productive use. The estimated useful lives and dates that the Group places the property, plant and equipment into productive use reflect the directors' estimate of the periods that the Group intends to derive future economic benefits from the use of the Group's property, plant and equipment.

Impairment of accounts receivable

The policy for provision for impairment loss of the Group is based on the evaluation of collectability and the ageing analysis of the accounts receivable and on management's judgement. A considerable amount of judgement is required in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of the Group were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

7. REVENUE

Revenue, which is also the Group's turnover, represents rental income and the net invoiced value of sales after allowances for goods returned and trade discounts, and after eliminations of intra-group transactions.

An analysis of revenue from continuing operations is as follows:

	Group	
	2009	2008
	US$'000	US$'000
Sales to/income from external customers:		
Biochemical operations	**73,958**	64,444
Investment and property holding	**287**	48
	74,245	64,492

The above analysis does not include the revenue of the Group's jointly-controlled entities and associates, which is summarised in the combined results of jointly-controlled entities and associates as set out in notes 23 and 24 to the financial statements, respectively.

8. OTHER INCOME

		Group	
		2009	2008
	Note	**US$'000**	US$'000
Bank and other interest income		**567**	138
Changes in fair value of investment properties	20	**331**	211
Gain on disposal of items of property, plant and equipment		**–**	64
Government grants		**334**	380
Technical service fee income from related parties		**–**	9,709
		1,232	10,502

8. *OTHER INCOME (continued)*

Various government grants have been received for the modification of sewage treatment plants and the energy saving improvement projects from the local government authorities in Henan Province and Fujian Province, Mainland China, in the form of cash. Government grants received for which the related expenditure has not yet been undertaken are included in deferred income in the statement of financial position. There are no unfulfilled conditions or contingencies relating to these grants.

9. *FINANCE COSTS*

An analysis of finance costs from continuing operations is as follows:

	Group	
	2009	2008
	US$'000	*US$'000*
Interest expense on bank loans wholly repayable within five years	**917**	5,768

10. PROFIT BEFORE TAX FROM CONTINUING OPERATIONS

The Group's profit before tax from continuing operations is arrived at after charging/(crediting):

		Group	
		2009	2008
	Notes	**US$'000**	US$'000 (restated)
Auditors' remuneration		**552**	526
Acquisition-related costs		**3,103**	–
Depreciation of items of property, plant and equipment	19	**4,070**	4,767
Amortisation of land lease prepayments	21	**43**	42
Write-back of impairment of accounts receivable	28	**(7)**	(89)
Changes in fair value of investment properties	20	**(331)**	(211)
Loss/(gain) on disposal of items of property, plant and equipment, net		**118**	(64)
Minimum lease payments under operating leases:			
Land and buildings		**147**	506
Plant and machinery		**44**	12
		191	518
Foreign exchange differences, net		**39**	(59)
Employee benefits expense (including directors' remuneration – see note 11):			
Wages and salaries		**10,411**	11,167
Pension scheme contributions		**232**	342
		10,643	11,509
Rental income		**(287)**	(48)

11. DIRECTORS' REMUNERATION

Directors' remuneration for the year, disclosed pursuant to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Section 161 of the Hong Kong Companies Ordinance, is as follows:

	Group	
	2009	2008
	US$'000	*US$'000*
Fees	**93**	89
Other emoluments:		
Salaries, allowances and benefits in kind	**883**	2,586
Pension scheme contributions	**1**	2
	884	2,588
	977	2,677

No share options were granted to the directors in respect of their services to the Group during the year (2008: Nil).

(a) Independent non-executive directors

The fees paid to independent non-executive directors during the year were as follows:

	2009	2008
	US$'000	*US$'000*
Mr. Sombat Deo-isres	**31**	31
Mr. Ma Chiu Cheung, Andrew	**31**	31
Mr. Sakda Thanitcul	**31**	9
Mr. Kowit Wattana (resigned on 29 July 2008)	**–**	18
	93	89

There were no other emoluments payable to the independent non-executive directors during the year (2008: Nil).

11. DIRECTORS' REMUNERATION (continued)

(b) Executive directors

	Fees US$'000	Salaries, allowances and benefits in kind US$'000	Pension scheme contributions US$'000	Total remuneration US$'000
2009				
Mr. Sumet Jiaravanon	–	–	–	–
Mr. Dhanin Chearavanont	–	–	–	–
Mr. Thanakorn Seriburi	–	543	–	543
Mr. Meth Jiaravanont	–	–	–	–
Mr. Robert Ping-Hsien Ho	–	–	–	–
Mr. Soopakij Chearavanont	–	–	–	–
Mr. Nopadol Chiaravanont	–	–	–	–
Mr. Benjamin Jiaravanon	–	–	–	–
Mr. Narong Chearavanont	–	–	–	–
Mr. Chatchaval Jiaravanon	–	–	–	–
Mr. Suphachai Chearavanont	–	–	–	–
Mr. Pang Siu Chik	–	340	1	341
	–	883	1	884

11. DIRECTORS' REMUNERATION (continued)

(b) Executive directors (continued)

2008	Fees US$'000	Salaries, allowances and benefits in kind US$'000	Pension scheme contributions US$'000	Total remuneration US$'000
Mr. Sumet Jiaravanon	–	256	–	256
Mr. Dhanin Chearavanont	–	103	–	103
Mr. Thirayut Phitya-Isarakul (appointed on 8 September 2008 and resigned on 20 October 2008)	–	–	–	–
Mr. Thanakorn Seriburi	–	528	–	528
Mr. Meth Jiaravanont	–	80	–	80
Mr. Anan Athigapanich (resigned on 8 September 2008)	–	569	–	569
Mr. Damrongdej Chalongphuntarat (resigned on 8 September 2008)	–	509	–	509
Mr. Robert Ping-Hsien Ho	–	17	1	18
Mr. Bai Shanlin (resigned on 8 September 2008)	–	394	–	394
Mr. Soopakij Chearavanont	–	–	–	–
Mr. Nopadol Chiaravanont	–	–	–	–
Mr. Benjamin Jiaravanon	–	–	–	–
Mr. Narong Chearavanont	–	–	–	–
Mr. Chatchaval Jiaravanon	–	–	–	–
Mr. Suphachai Chearavanont	–	–	–	–
Mr. Pang Siu Chik	–	130	1	131
	–	2,586	2	2,588

There was no arrangement under which a director waived or agreed to waive any remuneration during the year (2008: Nil).

12. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included two (2008: four) directors, details of whose remuneration are set out in note 11 above. The remuneration of the remaining three (2008: one) non-director, highest paid employees for the year was analysed as follows:

	Group	
	2009	2008
	US$'000	*US$'000*
Salaries, allowances and benefits in kind	**1,768**	420

The number of non-director, highest paid employees whom remuneration fell within the following bands is as follows:

	Number of employees	
	2009	2008
US$128,000 to US$192,000 (equivalent to HK$1,000,001 to HK$1,500,000)	**1**	–
US$256,000 to US$321,000 (equivalent to HK$2,000,001 to HK$2,500,000)	**1**	–
US$385,000 to US$449,000 (equivalent to HK$3,000,001 to HK$3,500,000)	**1**	1
	3	1

13. OPERATING SEGMENT INFORMATION

For management purposes, the Group is organised into business units based on their products and services and has three reportable operating segments from continuing operations as follows:

(a) The biochemical segment represents the manufacturing and sale of chlortetracycline products;

(b) The industrial business segment represents the manufacturing and sale of motorcycles and automobile accessories and trading of machinery through jointly-controlled entities; and

(c) The investment and property holding segment represents leasing properties owned by the Group and acts as the investment holdings of the group companies.

Management monitors the results of its operating segments separately for the purpose of making decisions about resources allocation and performance assessment. Segment performance is evaluated based on reportable segment profit, which is a measure of adjusted profit before tax from continuing operations. The adjusted profit before tax from continuing operations is measured consistently with the Group's profit before tax from continuing operations except that interest income, finance costs as well as head office and corporate expenses are excluded from such measurement.

Segment assets exclude tax recoverable, cash and cash equivalents and other unallocated head office and corporate assets as these assets are managed on a group basis.

Segment liabilities exclude interest-bearing bank loans, tax payable, deferred tax liabilities and other unallocated head office and corporate liabilities as these liabilities are managed on a group basis.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

13. OPERATING SEGMENT INFORMATION (continued)

(a) Business segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments for the years ended 31 December 2009 and 2008.

Group

Year ended 31 December 2009

	Manufacturing and sale of chlortetracycline products US$'000	Manufacturing and sale of motorcycles and automobile accessories and trading of machinery* US$'000	Investment and property holding US$'000	Total US$'000
Segment revenue from continuing operations				
Sales to external customers	73,958	–	287	74,245
Segment results	3,060	(3,828)	(5,650)	(6,418)
Reconciliation:				
Elimination of segment results				(1,414)
Other income	334	–	331	665
Interest income				567
Finance costs				(917)
Share of profits and losses of jointly-controlled entities	–	17,027	–	17,027
Profit before tax from continuing operations				9,510

13. OPERATING SEGMENT INFORMATION *(continued)*

(a) Business segments *(continued)*

Group (continued)

Year ended 31 December 2009 (continued)

	Manufacturing and sale of chlortetracycline products US$'000	Manufacturing and sale of motorcycles and automobile accessories and trading of machinery* US$'000	Investment and property holding US$'000	Total US$'000
Segment assets	53,473	83,439	29,373	166,285
Reconciliation:				
Unallocated assets				6,788
Total assets				173,073
Segment liabilities	19,001	1,509	3,662	24,172
Reconciliation:				
Elimination of intersegment payables				(824)
Unallocated liabilities				15,946
Total liabilities				39,294
Other segment information:				
Depreciation and amortisation	3,838	–	232	4,070
Interests in jointly-controlled entities	–	82,531	–	82,531
Capital expenditure**	1,798	–	228	2,026

* These activities were conducted through the Group's jointly-controlled entities of its industrial sector.

** Capital expenditure consists of additions to property, plant and equipment and land lease prepayments.

13. OPERATING SEGMENT INFORMATION (continued)

(a) Business segments (continued)

Group (continued)

Year ended 31 December 2008

	Manufacturing and sale of chlortetracycline products US$'000	Manufacturing and sale of motorcycles and automobile accessories and trading of machinery* US$'000	Investment and property holding US$'000	Total US$'000
Segment revenue from continuing operations				
Sales to external customers	64,444	–	48	64,492
Intersegment sales	1,300	–	674	1,974
	65,744	–	722	66,466
Reconciliation:				
Elimination of intersegment sales				(1,974)
Revenue from continuing operations				64,492
Segment results	(119)	(4,115)	(6,703)	(10,937)
Reconciliation:				
Elimination of segment results				(1,448)
Other income	427	16	9,921	10,364
Interest income				138
Finance costs				(5,768)
Share of profits and losses of jointly-controlled entities	–	10,660	–	10,660
Profit before tax from continuing operations				3,009

13. *OPERATING SEGMENT INFORMATION (continued)*

(a) *Business segments (continued)*

Group (continued)

Year ended 31 December 2008 (continued)

	Manufacturing and sale of chlortetracycline products US$'000	Manufacturing and sale of motorcycles and automobile accessories and trading of machinery* US$'000	Investment and property holding US$'000	Total US$'000
Segment assets	68,517	75,900	21,031	165,448
Reconciliation:				
Unallocated assets				316
Total assets				165,764
Segment liabilities	23,372	1,091	3,768	28,231
Reconciliation:				
Unallocated liabilities				20,717
Total liabilities				48,948
Other segment information:				
Depreciation and amortisation	4,370	169	270	4,809
Interests in jointly-controlled entities	–	65,473	–	65,473
Capital expenditure**	1,503	274	26	1,803

* These activities were conducted through the Group's jointly-controlled entities of its industrial sector.

** Capital expenditure consists of additions to property, plant and equipment and land lease prepayments.

13. OPERATING SEGMENT INFORMATION (continued)

(b) Geographical information

(i) Revenue from external customers

	2009 US$'000	2008 US$'000
Mainland China	25,419	19,456
United States of America	11,869	17,512
Other countries	36,957	27,524
	74,245	64,492

The revenue information from continuing operations above is based on the location of the customers.

(ii) All significant operating assets of the Group are located in the PRC. Accordingly, no geographical information analysis of segment assets is presented.

Information about a major customer

Revenue from continuing operations of approximately US$10,222,000 (2008: US$15,602,000) was derived from sales of chlortetracycline products to a single customer.

14. INCOME TAX EXPENSE

No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits arising in Hong Kong during the year (2008: Nil).

In accordance with the relevant tax rules and regulations in the PRC, certain of the Group's PRC subsidiaries, jointly-controlled entities and associates enjoy income tax exemptions and reductions. Certain subsidiaries, jointly-controlled entities and associates are subject to income tax at the rate of 25% (2008: 25%) on their taxable income according to PRC Enterprises Income Tax Law with effect from 1 January 2008.

14. INCOME TAX EXPENSE (continued)

	Group	
	2009	2008
	US$'000	*US$'000*
Charge for the year – Mainland China	**165**	30
Deferred tax *(note 33)*	**511**	–
Total tax charge for the year	**676**	30

A reconciliation of the tax expense applicable to profit before tax at the statutory rates for the provinces/districts in which the Company and its subsidiaries are domiciled to the tax expense at the effective tax rates, and a reconciliation of the applicable tax rates, are as follows:

	2009		2008	
	US$'000	**%**	*US$'000*	%
Profit before tax from continuing operations	**9,510**		3,009	
Expected tax charge at the domestic tax rates applicable in the specific provinces/districts, net	**1,664**	**17.5**	262	8.7
Income not subject to tax	**(447)**	**(4.7)**	(1,757)	(58.4)
Expenses not deductible for tax	**1,917**	**20.2**	2,972	98.8
Tax exemptions or reductions	**(159)**	**(1.7)**	(55)	(1.8)
Tax losses of subsidiaries not recognised	**–**	**–**	367	12.2
Profits and losses attributable to jointly-controlled entities	**(2,810)**	**(29.6)**	(1,759)	(58.5)
Effect of withholding tax at 5% on the distributable profit of the Group's jointly-controlled entities in Mainland China	**511**	**5.4**	–	–
Tax charge at the Group's effective rate	**676**	**7.1**	30	1.0

14. INCOME TAX EXPENSE (continued)

The share of tax attributable to jointly-controlled entities and associates amounting to US$3,997,000 (2008: US$4,038,000) and US$nil (2008: US$383,000), respectively, is included in "Share of profits and losses of jointly-controlled entities" in the face of the consolidated statement of comprehensive income.

15. PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY

The consolidated profit attributable to owners of the Company for the year ended 31 December 2009 was US$62,934,000 (2008: loss of US$73,252,000) which has been dealt with in the financial statements of the Company (note 35(b)).

16. DISCONTINUED OPERATIONS

In the prior year, the Company entered into an agreement to dispose of its equity interest in Chia Tai (China) Agro-Industrial Ltd. ("CT Agro"), Chia Tai (China) Investment Co., Ltd., C.T. Progressive (Investment) Ltd. and Wide Master Investment Limited and their subsidiaries, jointly-controlled entities and associates (collectively the "Disposed Group") including the advances made by the Company to CT Agro of approximately US$119,656,000 to its related company, CP China Investment Limited (the "Purchaser") which was beneficially owned by the controlling shareholders of the Company for a cash consideration of US$102,800,000, which resulted in a gain on disposal of subsidiaries of US$13,387,000.

The Disposed Group was engaged in feedmill and poultry operations and trading of agricultural products and was a separate business segment in Mainland China. The sale of the agribusiness had been approved by the independent shareholders of the Company on 19 June 2008.

16. DISCONTINUED OPERATIONS (continued)

The results of the Disposed Group for the year are presented below:

	2009 US$'000	2008 US$'000 (unaudited)
Revenue	–	1,144,669
Cost of sales	–	(1,015,504)
Gross profit	–	129,165
Selling and distribution costs	–	(37,014)
General and administrative expenses	–	(56,143)
Other income	–	4,177
Other losses	–	(904)
Finance costs	–	(18,909)
Share of profits and losses of:		
Jointly-controlled entities	–	6,032
Associates	–	2,104
Profit of discontinued operations	–	28,508
Gain on disposal of the Disposed Group	–	13,387
Profit before tax from discontinued operations	–	41,895
Income tax expense	–	(3,581)
Profit for the year from discontinued operations	–	38,314
Profit attributable to:		
Owners of the Company	–	41,385
Minority interests	–	(3,071)
	–	38,314

16. DISCONTINUED OPERATIONS (continued)

The net cash flows incurred by discontinued operations were as follows:

	2009	2008
	US$'000	*US$'000*
Operating activities	–	(9,834)
Investing activities	–	(15,203)
Financing activities	–	20,774
Net cash flows	–	(4,263)

	2009	2008
Earnings per share from discontinued operations:		
Basic	–	US cents 1.432
Diluted	–	N/A

The calculation of the basic earnings per share from discontinued operations was based on:

	2009	2008
Profit attributable to ordinary owners of the Company from discontinued operations	–	US$41,385,000
Number of ordinary shares in issue during the year used in the basic earnings per share calculation	–	2,889,730,786

Diluted earnings per share for the year ended 31 December 2008 had not been disclosed as no diluting events existed during that year.

17. PROPOSED FINAL DIVIDENDS

The Board has proposed the payment of a final dividend for the year 2009 of HK$0.005 (2008: nil) (approximately equivalent to US cent 0.064) per share to the ordinary share owners and convertible preference share owners of the Company. There are 5,614,489,364 ordinary shares and 6,620,863,542 convertible preference shares of the Company in issue after the Acquisition was completed on 28 February 2010 as further disclosed in note 44 to the financial statement. The proposed final dividends for the year are subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

	2009	2008
	US$'000	*US$'000*
Proposed final dividend – HK$0.005 (approximately equivalent to US cent 0.064)	**7,843**	–

18. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

The calculation of basic earnings per share is based on the profit for the year attributable to ordinary owners of the Company and 2,889,730,786 (2008: 2,889,730,786) ordinary shares of the Company in issue during the years.

The calculation of basic earnings per share is based on the following:

	2009	2008
	US$'000	*US$'000*
Earnings		
Profit attributable to ordinary owners of the Company, used in the basic earnings per share calculation:		
From continuing operations	**8,554**	3,856
From discontinued operations	**–**	41,385
	8,554	45,241

No adjustment has been made to the basic earnings per share amounts presented for the years ended 31 December 2009 and 2008 in respect of a dilution as the Group had no potentially dilutive ordinary shares in issue during those years.

19. PROPERTY, PLANT AND EQUIPMENT

Group	2009							
	Office premises in Hong Kong US$'000	Office premises in Mainland China US$'000	Industrial buildings in Mainland China US$'000	Plant and machinery US$'000	Furniture, fixtures and equipment US$'000	Motor vehicles and transport facilities US$'000	Construction in progress US$'000	Total US$'000
Cost or valuation:								
At beginning of year	13,258	5,517	15,344	54,028	4,991	1,434	483	95,055
Additions	-	-	297	471	244	206	808	2,026
Disposals	-	-	(1,513)	(295)	(548)	(23)	-	(2,379)
Revaluation	9,000	102	-	-	-	-	-	9,102
Transfer in/(out)	-	-	-	961	-	-	(961)	-
Transfer to investment properties *(note 20)*	-	(4,442)	-	-	-	-	-	(4,442)
Exchange realignment	-	-	127	612	10	6	2	757
At end of year	22,258	1,177	14,255	55,777	4,697	1,623	332	100,119
Accumulated depreciation and impairment losses:								
At beginning of year	-	-	5,894	29,350	4,303	1,158	-	40,705
Depreciation provided during the year *(note 10)*	-	-	649	3,050	198	173	-	4,070
Disposals	-	-	(752)	(234)	(493)	(18)	-	(1,497)
Exchange realignment	-	-	79	133	46	1	-	259
At end of year	-	-	5,870	32,299	4,054	1,314	-	43,537
Net book value:								
At end of year	22,258	1,177	8,385	23,478	643	309	332	56,582
At beginning of year	13,258	5,517	9,450	24,678	688	276	483	54,350

19. PROPERTY, PLANT AND EQUIPMENT *(continued)*

Group	2008							
	Office premises in Hong Kong *US$'000*	Office premises in Mainland China *US$'000*	Industrial buildings in Mainland China *US$'000*	Plant and machinery *US$'000*	Furniture, fixtures and equipment *US$'000*	Motor vehicles and transport facilities *US$'000*	Construction in progress *US$'000*	Total *US$'000*
Cost or valuation:								
At beginning of year	14,464	6,022	336,012	629,475	83,373	26,582	6,552	1,102,480
Additions	-	-	979	224	1,622	754	8,855	12,434
Disposals	-	-	(930)	(2,021)	(2,774)	(1,233)	(121)	(7,079)
Revaluation	(3,462)	2,097	-	-	-	-	-	(1,365)
Transfer in/(out)	-	5,025	(5,025)	4,290	345	64	(4,699)	-
Transfer from/(to) investment properties *(note 20)*	2,256	-	(409)	-	-	-	-	1,847
Disposal of the subsidiaries *(note 37)*	-	(7,627)	(324,270)	(594,310)	(82,368)	(25,608)	(10,366)	(1,044,549)
Exchange realignment	-	-	8,987	16,370	4,793	875	262	31,287
At end of year	13,258	5,517	15,344	54,028	4,991	1,434	483	95,055
Accumulated depreciation and impairment losses:								
At beginning of year	-	-	160,720	438,039	53,715	19,839	-	672,313
Depreciation provided during the year *(note 10)*	-	-	6,140	13,118	2,669	891	-	22,818
Disposals	-	-	-	(1,043)	(909)	(1,062)	-	(3,014)
Transfer to investment properties *(note 20)*	-	-	(57)	-	-	-	-	(57)
Disposal of the subsidiaries *(note 37)*	-	-	(168,961)	(436,856)	(55,406)	(19,154)	-	(680,377)
Exchange realignment	-	-	8,052	16,092	4,234	644	-	29,022
At end of year	-	-	5,894	29,350	4,303	1,158	-	40,705
Net book value:								
At end of year	13,258	5,517	9,450	24,678	688	276	483	54,350
At beginning of year	14,464	6,022	175,292	191,436	29,658	6,743	6,552	430,167

19. PROPERTY, PLANT AND EQUIPMENT *(continued)*

The Group's office premises and industrial buildings are analysed as follows:

	Hong Kong *US$'000*	**Mainland China** *US$'000*	**Total** *US$'000*
Cost or valuation:			
Long term leases	22,258	–	22,258
Medium term leases	–	15,432	15,432
	22,258	15,432	37,690

An analysis of the cost or valuation of the property, plant and equipment as at 31 December 2009 is as follows:

	Valuation *US$'000*	**Cost** *US$'000*	**Total** *US$'000*
Office premises in Hong Kong	22,258	–	22,258
Office premises in Mainland China	1,177	–	1,177
Industrial buildings in Mainland China	–	14,255	14,255
Plant and machinery	–	55,777	55,777
Furniture, fixtures and equipment	–	4,697	4,697
Motor vehicles and transport facilities	–	1,623	1,623
Construction in progress	–	332	332

The office premises in Hong Kong are held under long term leases. The properties were revalued by Castores Magi (Hong Kong) Limited, independent professionally qualified valuers, on an open market, existing use basis, at the end of the reporting period.

Had the Group's office premises in Hong Kong been stated at cost less accumulated depreciation, the carrying amount of the premises at the end of the reporting period would have been US$1,288,000 (2008: US$1,341,000).

The office premises in Mainland China are held under medium term leases and were revalued by Castores Magi (Hong Kong) Limited, independent professionally qualified surveyors, on a depreciated replacement cost basis, at the end of the reporting period.

19. PROPERTY, PLANT AND EQUIPMENT (continued)

Had the Group's office premises in Mainland China been stated at cost less accumulated depreciation, the carrying amount of the premises at the end of the reporting period would have been US$697,000 (2008: US$5,025,000).

The industrial buildings in Mainland China are held under medium term leases.

At 31 December 2009, certain of the Group's property, plant and equipment with a net book value of approximately US$8,488,000 (2008: Nil) were pledged to secure the interest-bearing bank loans of the Group (note 32).

Company

	Furniture, fixtures and equipment	
	2009	2008
	US$'000	*US$'000*
Cost:		
At beginning of year	**1,229**	1,220
Additions	**84**	26
Disposals	**–**	(17)
At end of year	**1,313**	1,229
Accumulated depreciation:		
At beginning of year	**1,121**	864
Depreciation provided during the year	**121**	274
Disposals	**–**	(17)
At end of year	**1,242**	1,121
Net book value:		
At end of year	**71**	108
At beginning of year	**108**	356

20. *INVESTMENT PROPERTIES*

	Group	
	2009	2008
	US$'000	*US$'000*
Long term lease in Hong Kong, at valuation:		
At beginning of year	–	2,256
Transfers to owner-occupied properties *(note 19)*	–	(2,256)
At end of year	–	–
Medium term leases in Mainland China, at valuation:		
At beginning of year	**563**	4,455
Transfers from owner-occupied properties *(note 19)*	**4,442**	352
Change in fair value adjustment *(note 8)*	**331**	211
Disposal of subsidiaries *(note 37)*	–	(4,455)
At end of year	**5,336**	563
	5,336	563

The investment properties in Mainland China are held under medium term leases. The properties were revalued by Castores Magi (Hong Kong) Limited, an independent professionally qualified surveyor, on a depreciated replacement cost basis, at the end of the reporting period.

In the prior year, the investment property in Hong Kong was held under a long term lease. The property was revalued by Castores Magi (Hong Kong) Limited, independent professionally qualified valuers, on an open market basis, at the end of the reporting period.

20. INVESTMENT PROPERTIES *(continued)*

Details of the investment properties as at the statement of financial position date are as follows:

Location	Use
Flats 1401A and 1402C, Block 4, Beijing Jing Hua Apartment	Residential units for rental
Unit 10C, 11B, 12A, 12C, 15A, 15D, 16A, 16D, 17A, 17D, 18B, 18D, 19B and 19D of Block No. 1 and car parking spaces A20-23, A25-29, A47, B1-B5, Fortune Garden, No.1357 Dong Fung Road, Pudong District, Shanghai	Residential units for rental

21. LAND LEASE PREPAYMENTS

	Group	
	2009	2008
	US$'000	*US$'000*
At beginning of year	**1,594**	50,558
Additions	**–**	437
Disposals	**–**	(166)
Amortisation during the year *(note 10)*	**(43)**	(976)
Disposal of subsidiaries *(note 37)*	**–**	(50,401)
Exchange realignment	**14**	2,142
At end of year	**1,565**	1,594

The land lease prepayments are held on a medium term basis and the leasehold land is situated in Mainland China.

At 31 December 2009, certain of the Group's land lease prepayments with a net book value of approximately US$550,000 (2008: Nil) were pledged to secure the interest-bearing bank loans of the Group (note 32).

22. INVESTMENTS IN SUBSIDIARIES

	Company	
	2009	2008
	US$'000	US$'000
Unlisted shares, at cost	**24,117**	24,117

The amounts due from and to subsidiaries are unsecured, interest-free (2008: interest-free) and have no fixed terms of repayment.

Particulars of the Company's principal subsidiaries are presented on pages 140 to 141 of the financial statements.

23. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

	Group	
	2009	2008
	US$'000	US$'000
Unlisted investments:		
Share of net assets	**78,966**	65,473
Due from jointly-controlled entities	**3,565**	–
	82,531	65,473

The amounts due from jointly-controlled entities are unsecured, bears interest rate at the prime rate of interest published by the PRC for Renminbi ("RMB") borrowings of one-year multiplied by 1.15 and repayable within one year from the date of loan agreement. The carrying amounts of these balances approximate to their fair values.

Particulars of the jointly-controlled entities are presented on pages 142 to 143 of the financial statements.

A significant number of the Group's interests in jointly-controlled entities are Sino-foreign joint ventures established in the PRC. Details of the factors affecting the distribution of earnings from these joint ventures are set out in note 35(a) to the financial statements.

23. *INTERESTS IN JOINTLY-CONTROLLED ENTITIES (continued)*

Under the terms of the joint venture agreements for these jointly-controlled entities in Mainland China, the Group is entitled to receive its attributable share of net assets upon liquidation of these jointly-controlled entities.

The following table illustrates the summarised financial information of the Group's share of all jointly-controlled entities involved in the agri-business and industrial business at the statement of financial position date, accounted for by the Group using the equity method, for the years ended 31 December 2009 and 2008:

Group

	2009 Industrial business in Mainland China US$'000	2008 Industrial business in Mainland China US$'000
Property, plant and equipment and land lease prepayments	**37,358**	33,947
Available-for-sale investments	**2,273**	1,914
Non-current receivables and other assets	**34**	202
Current assets	**122,282**	143,913
Current liabilities	**(82,959)**	(114,309)
Net current assets	**39,323**	29,604
Non-current liabilities	**(22)**	(155)
Net assets	**78,966**	65,512
Shareholders' funds	**78,966**	65,473
Minority interests	**–**	39
Total equity	**78,966**	65,512

23. INTERESTS IN JOINTLY-CONTROLLED ENTITIES (continued)

Group (continued)

	2009	2008	
	Industrial business in Mainland China	Agri-business in Mainland China*	Industrial business in Mainland China
	US$'000	*US$'000*	*US$'000*
Revenue	**251,476**	107,859	143,952
Profit before tax	**21,039**	6,289	14,718
Income tax expense	**(3,998)**	(257)	(4,039)
Profit for the year	**17,041**	6,032	10,679
Minority interests' share of profits and losses	**(14)**	–	(19)
Profit attributable to shareholders	**17,027**	6,032	10,660
The Group's proportionate share of:			
Profits and losses after tax for the year	**17,027**	6,032	10,660
Dividend declared	**(3,795)**	(854)	(4,882)
Exchange realignment	**261**	–	3,175
	13,493	5,178	8,953

* In the prior year, the results of the share of profits and losses of jointly-controlled entities engaging in agribusiness in Mainland China were included in discontinued operations during that year.

24. INTERESTS IN ASSOCIATES

At 31 December 2009 and 2008, the Group and the Company does not hold any associates.

The associates in which the Group had interests during part of 2008 were joint ventures established in the PRC. Details of the factors affecting the distribution of earnings from these associates are set out in note 35(a) to the financial statements.

Under the terms of the joint venture agreements, the Group was entitled to receive its attributable share of net assets upon liquidation of the associates.

The following summary of financial information, prepared on a combined 100% basis, presents the results of operations of all associates for the period before their disposal in 2008:

	2008 US$'000
Revenue	78,561
Profit before tax	5,344
Tax	(972)
Profit for the year	4,372
Minority interests' share of profits	(164)
Profit attributable to shareholders	4,208
Group's proportionate share of profits after tax for the year	2,104

* In the prior year, the results of associates, which were all engaged in agribusiness in Mainland China, were included in discontinued operations during that year.

25. AVAILABLE-FOR-SALE INVESTMENTS

	Group	
	2009	2008
	US$'000	*US$'000*
Unlisted equity investments, at fair value	**262**	251

During the year, the gross gain in respect of the Group's available-for-sale investments recognised in other comprehensive income amounted to US$11,000 (2008: US$99,000).

The fair values of unlisted available-for-sale equity investments have been supported by observable market prices or rates. The directors believe that the estimated fair values resulting from observable market prices or rates, which are recorded in the consolidated statement of financial position, and the related changes in fair values, which are recorded in other comprehensive income, are reasonable, and that they were the most appropriate values at the end of the reporting period.

26. GOODWILL

	Group	
	2009	2008
	US$'000	*US$'000*
At 1 January, net of accumulated impairment	–	2,928
Disposal of subsidiaries *(note 37)*	–	(2,928)
At 31 December	–	–

27. INVENTORIES

	Group	
	2009	2008
	US$'000	*US$'000*
Raw materials	**1,818**	1,661
Work in progress	**2,369**	4,277
Finished goods	**4,327**	12,651
	8,514	18,589

28. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND DEPOSITS

The Group normally grants a credit period of up to 60 days. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by senior management. In view of the aforementioned, there is no significant concentration of credit risk. Accounts receivable, other receivables and deposits are non-interest-bearing. An aged analysis of the Group's accounts receivable, based on the invoice date, together with other receivables and deposits, as at the end of the reporting period, is as follows:

	Group		Company	
	2009	2008	**2009**	2008
	US$'000	US$'000	**US$'000**	US$'000
Less than 90 days	**8,274**	8,624	**–**	–
91 to 180 days	**34**	139	**–**	–
181 to 360 days	**127**	–	**–**	–
	8,435	8,763	**–**	–
Impairment	**(82)**	(89)	**–**	–
	8,353	8,674	**–**	–
Other receivables and deposits	**1,559**	2,324	**427**	490
	9,912	10,998	**427**	490

The movements in the provision for impairment of accounts receivable are as follows:

	Group	
	2009	2008
	US$'000	US$'000
At 1 January	**89**	1,633
Impairment losses written back during the year *(note 10)*	**(7)**	(1,544)
At 31 December	**82**	89

28. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND DEPOSITS (continued)

Included in the above provision for impairment of accounts receivable is a provision for individually impaired accounts receivable of US$82,000 (2008: US$89,000) with a carrying amount before provision of US$82,000 (2008: US$89,000). The individually impaired accounts receivable relate to customers that were in financial difficulties. The Group does not hold any collateral or other credit enhancements over these balances.

The aged analysis of the accounts receivable that are not considered to be impaired is as follows:

	Group	
	2009	2008
	US$'000	US$'000
Neither past due nor impaired	**8,274**	8,624
Less than 180 days past due	**34**	50
Over 180 days past due	**45**	–
	8,353	8,674

Receivables that were neither past due nor impaired related to customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to independent customers that have a good track record with the Group. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral or other credit enhancements over these balances.

29. DUE FROM/(TO) RELATED COMPANIES

The amounts due from and to related companies are unsecured, interest-free and have no fixed terms of repayment and arose, in the opinion of the directors, in the normal course of the Group's business activities. The carrying amounts of these balances approximate to their fair values.

30. CASH AND CASH EQUIVALENTS

	Group		Company	
	2009	2008	**2009**	2008
	US$'000	US$'000	**US$'000**	US$'000
Cash and bank balances	**6,636**	3,409	**171**	489
Time deposits	–	9,071	–	5,001
Cash and cash equivalents	**6,636**	12,480	**171**	5,490

At the end of the reporting period, the cash and bank balances and time deposits of the Group denominated in RMB amounted to US$3,486,000 (2008: US$1,748,000). The RMB is not freely convertible into other currencies. However, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short term time deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short term time deposit rates. The bank balances and pledged deposits are deposited with creditworthy banks with no recent history of default.

31. ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUED EXPENSES

An aged analysis of the accounts payable, based on the date of receipt of the respective goods, together with other payables and accrued expenses of the Group, as at the end of the reporting period, is as follows:

	Group		Company	
	2009	2008	**2009**	2008
	US$'000	US$'000	**US$'000**	US$'000
Less than 90 days	**8,776**	11,156	**–**	–
91 to 180 days	**543**	2,368	**–**	–
181 to 360 days	**12**	57	**–**	–
Over 360 days	**–**	36	**–**	–
	9,331	13,617	**–**	–
Other payables and accrued expenses	**10,840**	9,160	**2,717**	835
	20,171	22,777	**2,717**	835

Accounts payable are non-interest-bearing and are normally settled on 60-day terms. Other payables and accrued expenses are non-interest-bearing and have an average term of one month.

32. INTEREST-BEARING BANK LOANS

	2009			2008		
	Contractual interest rate (%)	**Maturity**	**US$'000**	Contractual interest rate (%)	Maturity	US$'000
Group						
Current						
Bank loans, secured	**6.3**	**2010**	**4,385**	–		–
Bank loans, unsecured	**4.2-6.7**	**2010**	**5,584**	5.7-8.2	2009	18,187
			9,969			18,187

32. INTEREST-BEARING BANK LOANS *(continued)*

At 31 December 2009, certain of the Group's property, plant and equipment and land lease prepayments located in Mainland China with net book value of US$8,488,000 (2008: Nil) (note 19) and US$550,000 (2008: Nil) (note 20), respectively, were pledged as security for various short term bank loans.

At 31 December 2009, except for the unsecured bank loans with an aggregate carrying amount of US$528,000 (2008: US$1,908,000), respectively, which were denominated in United States dollars and bear interest at fixed interest rates, all secured and unsecured bank loans are denominated in Renminbi and bear interest at fixed interest rates.

Interest on the Group's bank loans is payable at a rate at 4.2% to 6.7% (2008: 5.7% to 8.2%) per annum. The carrying amounts of these balances approximate to their fair values.

33. DEFERRED TAX

The movements in the Group's deferred tax liabilities during the year are as follows:

	Valuation of properties *US$'000*	**Withholding tax** *US$'000*	**Total** *US$'000*
At 1 January 2008	–	–	–
Deferred tax charged directly to equity during the year	1,449	–	1,449
At 31 December 2008 and 1 January 2009	1,449	–	1,449
Deferred tax charged to the statement of comprehensive income during the year *(note 14)*	–	511	511
Deferred tax charged directly to equity during the year	1,493	–	1,493
At 31 December 2009	2,942	511	3,453

33. DEFERRED TAX *(continued)*

At the end of the reporting period, the Group had unused tax losses arising in Hong Kong of US$2,769,000 (2008: US$3,413,000) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognised in respect of these losses as it is not considered probable that taxable profits will be available against which the unused tax losses can be utilised.

Pursuant to the PRC Corporate Income Tax Law, a 10% withholding tax is levied on dividends declared to foreign investors from the foreign investment enterprises established in Mainland China. The requirement is effective from 1 January 2008 and applies to earnings after 31 December 2007. A lower withholding tax rate may be applied if there is a tax treaty between China and jurisdiction of the foreign investors. For the Group, the applicable rate is 5%. The Group is therefore liable to withholding taxes on any dividends distributable by the subsidiary established in Mainland China in respect of earnings generated from 1 January 2008. In the prior year, no deferred tax had been recognised for withholding taxes that would be payable on the unremitted earnings that were subject to withholding taxes of the Group's subsidiaries, jointly-controlled entities and associates established in Mainland China. In the opinion of the directors, it was not probable that these subsidiaries, jointly-controlled entities and associates would distribute such earnings in the foreseeable future.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

34. SHARE CAPITAL

Shares

	Group and Company	
	2009	2008
	US$'000	US$'000
Authorised:		
15,000,000,000 ordinary shares of US$0.01 each	**150,000**	150,000
Issued and fully paid:		
2,889,730,786 ordinary shares of US$0.01 each	**28,898**	28,898

No repurchase of shares was made by the Company during the year or subsequent to the end of the reporting period.

34. SHARE CAPITAL *(continued)*

Share option scheme

The Company has adopted a share option scheme (the "Scheme") on 26 November 2002. The Scheme is operated for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Scheme include the Company's directors, senior executives and those participants, in the Board's opinion, have contribution or potential contribution to the Group. Options granted under the Scheme can be exercised at any time during a period not exceeding 10 years commencing from the date the option was approved and expiring on the last day of such period or 10 years from the date of grant.

The maximum number of unexercised share options currently permitted to be granted under the Scheme is an amount equivalent, upon their exercise, to 10% of the shares of the Company in issue at any time. The maximum number of shares issuable under share options to each eligible participant in the Scheme within any 12-month period is limited to 1% of the shares of the Company in issue at any time. Any further grant of share options in excess of this limit is subject to shareholders' approval in advance in a general meeting.

Share options granted to a director, chief executive or substantial shareholder of the Company, or to any of their associates, are subject to approval in advance by the independent non-executive directors. In addition, any share options granted to a substantial shareholder or an independent non-executive director of the Company, or to any of their associates, in excess of 0.1% of the shares of the Company in issue at any time and with an aggregate value (based on the price of the Company's shares at the date of grant) in excess of HK$5 million, within any 12-month period, are subject to shareholders' approval in advance in a general meeting.

The offer of a grant of share options may be accepted within 21 days from the date of offer, upon payment of a nominal consideration of HK$10 in total by the grantee. The exercise period of the share options granted is determinable by the directors, and commences after the grant and ends on a date which is not later than 10 years from the date of offer of the share options or the expiry date of the Scheme, if earlier.

The exercise price of the share options is determinable by the directors, but may not be less than the highest of (i) the Stock Exchange closing price of the Company's shares on the date of the offer of the share options; and (ii) the average Stock Exchange closing price of the Company's shares for the five trading days immediately preceding the date of offer and (iii) the nominal value of the share of the Company.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meeting.

34. SHARE CAPITAL (continued)

Share option scheme (continued)

The following share options were outstanding under the Scheme during the year:

	Weighted average exercise price HK$	Number of share options
At 1 January 2008	0.3776	697,744,234
Expired during the year	0.3875	(50,200,000)*
At 31 December 2008, 1 January 2009 and 31 December 2009	0.3768	647,544,234

* These options were granted under a share option scheme of the Company adopted on 10 April 1992.

The exercise prices and exercise periods of the share options outstanding as at the end of the reporting period are as follows:

2009 and 2008

Number of options	Exercise price HK$	Exercise period
215,848,078	0.3900	26 February 2003 to 25 February 2013
194,848,078	0.3900	3 May 2004 to 2 May 2014
236,848,078	0.3540	19 May 2005 to 18 May 2015
647,544,234		

At the end of the reporting period, the Company had 647,544,234 share options outstanding under the Scheme, which represented approximately 22% of the Company's shares in issue as at that date. The exercise in full of such options would, under the present capital structure of the Company, result in the issue of 647,544,234 additional ordinary shares and cash proceeds to the Company of approximately HK$244,016,000 (equivalent to approximately US$31,284,000) before the related issue expenses.

35. RESERVES

(a) Group

The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity on page 54 of the financial statements.

The Group's capital reserve mainly represents gains arising from the deemed disposal of a subsidiary and an associate in previous years.

A significant number of subsidiaries, jointly-controlled entities and associates in which the Group has interests are Sino-foreign joint venture enterprises. Pursuant to the relevant PRC laws and regulations for Sino-foreign joint venture enterprises, the profits of the Group's joint venture companies operating in Mainland China are available for distribution, in the form of cash dividends to each of the joint venture partners if the joint venture company: (1) satisfies all tax liabilities; (2) provides for losses in previous years; and (3) makes appropriations to the three statutory reserves.

These appropriations include contributions to the individual entity's reserve fund, expansion fund and funds for staff bonuses and welfare benefits. All foreign-owned and Sino-foreign enterprises are generally required to appropriate not less than 10% of their net profit after tax to the reserve fund, until the balance of the fund reaches 50% of the registered capital. Appropriations of the expansion fund and funds for staff bonuses and welfare benefits are determined at the sole discretion of the board of directors. On consolidation of the results of subsidiaries and equity accounting for the results of the jointly-controlled entities and associates, amounts designated as staff bonuses and welfare benefits have been charged to profit or loss before arriving at a net profit in accordance with IFRSs.

35. RESERVES (continued)

(b) Company

	Note	Share premium account US$'000	Share option reserve US$'000	Retained profits/ (accumulated losses) US$'000	Total US$'000
At 1 January 2008		73,897	8,470	(38,504)	43,863
Total comprehensive income for the year	15	–	–	(73,252)	(73,252)
At 31 December 2008 and 1 January 2009		73,897	8,470	(111,756)	(29,389)
Total comprehensive income for the year	15	–	–	62,934	62,934
Transfer		(73,897)	–	73,897	–
Proposed final dividends	17	–	–	(7,843)	(7,843)
At 31 December 2009		–	8,470	17,232	25,702

The share option reserve comprises the fair value of share options granted which are yet to be exercised, as further explained in the accounting policy for share-based payment transactions in note 5 to the financial statements. The amount will either be transferred to the share premium account when the related options are exercised, or be transferred to accumulated losses should the related option expire or be forfeited.

36. FOREIGN CURRENCY EXCHANGE

The RMB is not freely convertible into foreign currencies. All foreign exchange transactions are conducted at the exchange rates quoted by the People's Bank of China. Payments for imported materials and the remittance of earnings outside Mainland China are subject to the availability of foreign currencies.

The products of the Company's subsidiaries, jointly-controlled entities and associates operating in Mainland China are sold primarily in RMB. Revenues and profits are thus predominantly denominated in RMB. For certain subsidiaries, jointly-controlled entities and associates, funds denominated in RMB may have to be, and from time to time are, converted into United States dollars or other foreign currencies for the purchase of imported materials.

Should the RMB revalue/devalue against the United States dollar, it may increase/reduce the foreign currency equivalent of such earnings available for distribution by these subsidiaries, jointly-controlled entities and associates of the Company.

37. DISPOSAL OF SUBSIDIARIES

	Notes	**2009 US$'000**	2008 US$'000
Net assets disposed of:			
Property, plant and equipment	19	–	364,172
Investment properties	20	–	4,455
Land lease prepayments	21	–	50,401
Interests in jointly-controlled entities		–	(1,783)
Interests in associates		–	32,699
Available-for-sale investments		–	1,579
Goodwill	26	–	2,928
Deferred tax assets		–	106
Current livestock		–	1,235
Inventories		–	373,862
Accounts receivable, other receivables and deposits		–	100,064
Bills receivable		–	7,141
Tax recoverable		–	47
Due from minority shareholders		–	6,530
Due from related companies		–	10,500
Cash and cash equivalents		–	94,407
Accounts payable, other payables and accrued expenses		–	(413,915)
Bills payable		–	(26,133)
Tax payable		–	(4,079)
Provisions for staff bonuses and welfare benefits		–	(9,956)
Due to related companies		–	(13,806)
Due to minority shareholders		–	(11,508)
Due to the Company		–	(119,656)
Interest-bearing bank loans		–	(438,743)
Minority interests		–	(34,561)
		–	(24,014)
Reserves released on disposal		–	(6,229)
Assignment of amounts due to the Company		–	119,656
Gain on disposal of subsidiaries		–	13,387
		–	102,800
Satisfied by:			
Cash		–	102,800

37. *DISPOSAL OF SUBSIDIARIES (continued)*

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of subsidiaries is as follows:

	2009	2008
	US$'000	*US$'000*
Cash consideration	–	102,800
Cash and cash equivalents disposed of	–	(94,407)
Net inflow of cash and cash equivalents in respect of the disposal of subsidiaries	–	8,393

38. *COMMITMENTS*

The Group's share of capital commitments of the jointly-controlled entities is as follows:

	2009	2008
	US$'000	*US$'000*
Contracted, but not provided for	**728**	–

39. OPERATING LEASE ARRANGEMENTS

As lessee

(a) At the end of the reporting period, the Group had total future minimum lease payments under non-cancellable operating leases with its tenants falling due as follows:

	2009 US$'000	2008 US$'000
Buildings:		
Within one year	110	123
In the second to fifth years, inclusive	52	121
	162	244
Motor vehicles:		
Within one year	–	45

(b) At the end of the reporting period, the Group's share of operating lease commitments of the jointly-controlled entities is as follows:

	2009 US$'000	2008 US$'000
Buildings:		
Within one year	28	132
In the second to fifth years, inclusive	–	439
After five years	–	70
	28	641
Plant and machinery:		
Within one year	–	62

40. CONTINGENT LIABILITIES

At the end of the reporting period, contingent liabilities in respect of the Group's guarantees not provided for in the financial statements are as follows:

	2009 US$'000	2008 US$'000
Guarantees given to a financial institution for facilities granted to jointly-controlled entities	**30,550**	30,550

At the end of the reporting period, the facilities granted to jointly-controlled entities subject to guarantees given to a financial institution by the Group were utilised to the extent of US$30,550,000 (2008: US$28,564,000).

41. RELATED PARTY TRANSACTIONS

(a) A portion of the Group's sale and purchase transactions, together with other certain transactions, are with companies in which Messrs. Sumet Jiaravanon, Dhanin Chearavanont and Thanakorn Seriburi, directors of the Company, have beneficial interests. Details of the major related party transactions in addition to the transactions and balances detailed elsewhere in the financial statements are as follows:

		Group	
	Notes	**2009 US$'000**	2008 US$'000
Sales of goods to jointly-controlled entities and associates	(i)	–	33,062
Sales of goods to related companies	(i)	**3,563**	14,669
Purchases of raw materials from jointly-controlled entities and associates	(ii)	–	27,078
Purchases of raw materials from related companies	(ii)	**124**	143

Notes:

(i) The sales of goods were made by reference to the published prices and conditions offered to the major customers of the Group.

(ii) The purchases of raw materials were made by reference to the published prices and conditions offered by the major suppliers of the Group.

41. *RELATED PARTY TRANSACTIONS (continued)*

(b) During the year, the Group received rental income of approximately US$287,000 (2008: US$48,000 from related companies and a jointly-controlled entity. The rental income was related to office premises rented to related companies and a jointly-controlled entity for office use. The related companies included companies, where were controlled by the controlling shareholders, an associated company of the controlling shareholders and a company controlled by a family member of a director of the Company.

(c) During the year, the Group provided guarantee of US$30,550,000 (2008: US$30,550,000) to a financial institution for facilities granted to jointly-controlled entities. As at 31 December 2009, the facilities granted to the jointly-controlled entities subject to guarantee given to such financial institution by the Group were utilised to the extent of US$30,550,000 (2008: US$28,564,000).

(d) On 21 April 2009, the Group signed a loan agreement ("Loan Agreement") with jointly-controlled entities to provide a loan of US$26,308,000 (2008: Nil). The loan is unsecured, bears interest rate at the prime rate of interest published by the PRC for RMB borrowings of one-year multiplied by 1.15 and repayable within one year from the date of Loan Agreement.

(e) In the prior year, the Company entered into an agreement to dispose of its equity interest in the Disposed Group to the Purchaser, which was beneficially owned by the controlling shareholders of the Company with an effective interest of 51.31%, for a cash consideration of US$102,800,000, resulting in a gain on disposal of subsidiaries of US$13,387,000. Details of the disposal were included in note 16 to the financial statements.

(f) In the prior year, the Group received technical service fee income of US$9,709,000 from the Purchaser for the provision of management services to the agribusiness until it was disposed of as set out in note 16 to the financial statements.

(g) In the prior year, Hainan Chia Tai Animal Husbandry Co. Ltd., a wholly-owned subsidiary of the Company until the date of disposal of such subsidiary, received rental income of approximately US$300,000 from a related party, C.P. Aquaculture (Hainan) Co. Ltd.

(h) Details of the outstanding balances with related companies are included in note 29 to the financial statements.

41. *RELATED PARTY TRANSACTIONS (continued)*

(i) Compensation of key management personnel of the Group:

	2009	2008
	US$'000	*US$'000*
Short term employee benefits	**1,861**	4,028

The key management personnel of the Group are 15 directors and 3 senior management members (2008: 13 directors and 6 senior management members). Further details of directors' emoluments are included in note 11 to the financial statements.

Apart from the sales of goods to jointly-controlled entities and associates and purchases of raw materials from jointly-controlled entities and associates in (a) and the compensation of key management personnel in (i), the above transactions constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

42. FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments at the end of the reporting period are as follows:

Group

Financial assets

	2009			2008		
	Loans and receivables	**Available-for-sale investments**	**Total**	Loans and receivables	Available-for-sale investments	Total
	US$'000	***US$'000***	***US$'000***	*US$'000*	*US$'000*	*US$'000*
Due from jointly-controlled entities *(note 23)*	**3,565**	**-**	**3,565**	-	-	-
Available-for-sale investments *(note 25)*	**-**	**262**	**262**	-	251	251
Accounts receivable *(note 28)*	**8,353**	**-**	**8,353**	8,674	-	8,674
Prepayments, deposits and other receivables *(note 28)*	**1,559**	**-**	**1,559**	2,324	-	2,324
Bills receivable	**166**	**-**	**166**	-	-	-
Due from minority shareholders	**422**	**-**	**422**	-	-	-
Due from related companies	**995**	**-**	**995**	1,150	-	1,150
Cash and cash equivalents *(note 30)*	**6,636**	**-**	**6,636**	12,480	-	12,480
	21,696	**262**	**21,958**	24,628	251	24,879

Financial liabilities

	2009	2008
	At amortised cost	At amortised cost
	US$'000	*US$'000*
Accounts payable *(note 31)*	**9,331**	13,617
Other payables and accrued expenses *(note 31)*	**10,840**	9,160
Due to minority shareholders	**527**	650
Due to related companies	**2,020**	2,746
Interest-bearing bank loans *(note 32)*	**9,969**	18,187
	32,687	44,360

42. FINANCIAL INSTRUMENTS BY CATEGORY *(continued)*

The carrying amounts of each of the categories of financial instruments at the end of the reporting period are as follows: (continued)

Company

Financial assets

	2009 Loans and receivables US$'000	2008 Loans and receivables US$'000
Due from subsidiaries *(note 22)*	**39,828**	28,811
Other receivables and deposits *(note 28)*	**427**	490
Due from related companies	**546**	539
Cash and cash equivalents *(note 30)*	**171**	5,490
	40,972	35,330

Financial liabilities

	2009 At amortised cost US$'000	2008 At amortised cost US$'000
Due to subsidiaries *(note 22)*	**–**	59,211
Other payables and accrued expenses *(note 31)*	**2,717**	835
	2,717	60,046

43. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group is exposed to market risk arising primarily from changes in interest rates and currency exchange rates. The Group does not hold or issue derivative financial instruments for trading purposes.

(a) *Interest rate risk*

The Group's exposure to market risk arising from changes in interest rates relates primarily to the Group's debt obligations. The Group does not use derivative financial instruments to hedge its debt obligations.

The Group's policy is to manage its interest cost using fixed rate debts. At 31 December 2009, all (2008: all) of the Group's interest-bearing borrowings bore interest at fixed rates.

At 31 December 2009 and 2008, no interest rate risk sensitivity analysis information was presented as all of the Group's interest-bearing bank loans bore interest at fixed rates.

(b) *Concentrations of credit risk*

The Group places its cash deposits with major international banks and financial institutions. This cash management policy limits the Group's exposure to concentrations of credit risk.

The credit risk associated with accounts receivable is considered relatively minimal due to the Group's large customer base and its geographical dispersion. The Group performs ongoing credit evaluations of its customers' financial conditions and, generally, requires no collateral from its customers. Appropriate allowances for estimated irrecoverable amounts are recognised in profit or loss when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

For the industrial sector, the majority of cash from sales is maintained with state-owned banks and their subsidiaries in Mainland China, with a small amount being placed with a local branch of a foreign bank. The jointly-controlled entities market their products principally to related parties and independent distributors in Mainland China.

43. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(continued)*

(c) *Fair value of financial instruments*

(i) Cash and cash equivalents, accounts and bills receivables, and accounts payables:

Cash on hand and at banks and short term deposits which are held to maturity are carried at cost because assets either carry a current rate of interest, or have a short period of time between the origination of cash deposits and their expected maturity.

Accounts receivable, which generally have 90-day terms, are recognised and carried at original invoiced amounts less allowances for any uncollectible amount. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Liabilities for accounts and other amounts payables which are normally settled on 60-day terms, are carried at cost which is the fair value of the consideration to be paid in future for goods and services received, whether or not billed to the Group.

The carrying amounts of bills receivable approximate to their fair values.

(ii) Amounts due from and to related companies and minority shareholders:

The carrying amounts of the receivables from and payables to related companies and minority shareholders approximate to their fair values.

(iii) Interest-bearing bank loans:

The carrying amounts of interest-bearing bank loans approximate to their fair values.

43. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(d) Foreign currency risk

The Group's businesses are principally operated in Mainland China and substantially all transactions are conducted in RMB. In the opinion of the directors, the foreign currency risk exposure is insignificant.

The following table demonstrates the sensitivity at the end of the reporting period to a reasonably possible change in RMB exchange rate, with all other variables held constant, of the Group's profit before tax and equity (due to changes in the fair value of monetary assets and liabilities of the Group's foreign subsidiaries).

	Increase/ (decrease) in RMB rate	Increase/ (decrease) in profit before tax US$'000	Increase/ (decrease) in equity* US$'000
2009			
If United States dollar weakens against RMB	3%	–	(98)
If United States dollar strengthens against RMB	(3%)	–	98
2008			
If United States dollar weakens against RMB	3%	–	(177)
If United States dollar strengthens against RMB	(3%)	–	177

* *Excluding retained profits*

43. *FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)*

(e) *Liquidity risk*

The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both its financial instruments and financial assets and projected cash flows from operations.

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of interest-bearing bank loans.

The maturity profile of the Group's financial liabilities as at the end of the reporting period, based on the contractual undiscounted payments, was as follows:

Group

	2009				
	On demand	**Less than 3 months**	**3 to less than 12 months**	**1 to 5 years**	**Total**
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Accounts payable *(note 31)*	–	8,776	555	–	9,331
Other payables and accrued expenses *(note 31)*	10,840	–	–	–	10,840
Due to minority shareholders	527	–	–	–	527
Due to related companies	2,020	–	–	–	2,020
Interest-bearing bank loans *(note 32)*	–	7,046	2,923	–	9,969
	13,387	15,822	3,478	–	32,687

43. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(e) Liquidity risk (continued)

Group (continued)

	2008				
	On demand	Less than 3 months	3 to less than 12 months	1 to 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Accounts payable (*note 31*)	–	11,156	2,425	36	13,617
Other payables and accrued expenses (*note 31*)	9,160	–	–	–	9,160
Due to related companies	2,746	–	–	–	2,746
Due to minority shareholders	650	–	–	–	650
Interest-bearing bank loans (*note 32*)	–	11,523	6,664	–	18,187
	12,556	22,679	9,089	36	44,360

Company

	2009	2008
	On demand	On demand
	US$'000	US$'000
Due to subsidiaries (*note 22*)	**–**	59,211
Other payables and accrued expenses (*note 31*)	**2,717**	835
	2,717	60,046

43. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(continued)*

(f) *Capital management*

The primary objectives of the Group's capital management are to safeguard the Group's ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholders' value.

The Group manages its capital structure and makes adjustments to it, in the light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the years ended 31 December 2009 and 31 December 2008.

The Group monitors capital using a gearing ratio, which is net debt divided by the capital plus net debt. The Group's policy is to maintain the gearing ratio at reasonable levels. Net debt includes accounts payables, other payables and accrued expenses, provision for staff bonuses and welfare benefits, amounts due to minority shareholders and related companies and interest-bearing bank loans, less cash and cash equivalents. Capital represents the equity attributable to owners of the Company. The gearing ratios as at the ends of the reporting periods were as follows:

Group

	2009 ***US$'000***	2008 *US$'000*
Accounts payable, other payables and accrued expenses	**20,171**	22,777
Provisions for staff bonuses and welfare benefits	**630**	615
Due to minority shareholders	**527**	650
Due to related companies	**2,020**	2,746
Interest-bearing bank loans	**9,969**	18,187
Less: cash and cash equivalents	**(6,636)**	(12,480)
Net debt	**26,681**	32,495
Capital	**124,082**	107,473
Capital and net debt	**150,763**	139,968
Gearing ratio	**18%**	23%

44. EVENTS AFTER THE REPORTING PERIOD

On 11 December 2009, the Company entered into an acquisition agreement with Orient Success International Limited (the "Acquisition Agreement") whereby the Company agreed to acquire the entire issued share capital of CP China Investment Limited ("CPI") at an aggregate consideration of US$690 million (equivalent to approximately HK$5,382 million) ("Acquisition"). CPI is an investment company and its subsidiaries, jointly-controlled entities and associated company are principally involved in the production of animal and aqua feed in the PRC.

The total consideration of US$690 million shall be satisfied by (i) the issue of 2,724,758,578 ordinary shares of the Company at a price of HK$0.3255 per share; (ii) 6,620,863,542 convertible preference shares of the Company at a price of HK$0.3255 per share; and (iii) 7,188,940,092 ordinary shares or convertible preference shares of the Company at a price of HK$0.3255 per share.

The Acquisition has been approved by the independent shareholders at the Company's special general meeting held on 25 January 2010. On 28 February 2010, upon completion of the Acquisition (the "Completion"), CPI has become a wholly-owned subsidiary of the Company.

Further details regarding the Acquisition Agreement and the Acquisition are set out in the Company's circular dated 31 December 2009 and the Completion are set out in the Company's announcement dated 1 March 2010.

45. COMPARATIVE AMOUNTS

As further explained in note 3 to the financial statements, due to the adoption of new and revised IFRSs during the current year, the presentation of certain items and balances in the financial statements have been revised to comply with the new requirements. Accordingly, certain comparative amounts have been reclassified and restated to conform with the current year's presentation.

46. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 8 March 2010.

LIST OF SUBSIDIARIES AND JOINTLY-CONTROLLED ENTITIES

Subsidiaries

Particulars of the subsidiaries as at the end of the reporting period are as follows:

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held		Principal activities
			2009	2008	
C.P. Standard Resources Limited	HK$2,000,000	Hong Kong	100.0%*	100.0%*	Dormant
C.P. Enterprises Limited	HK$27,800,000	Hong Kong	100.0%*	100.0%*	Investment holding
C.T. Progressive (H.K.) Ltd.	HK$1,000,000	Bermuda	100.0%	100.0%	Investment Holding
Chia Tai Huazhong Biochemistry Limited	HK$1	Hong Kong	100.0%	100.0%	Investment holding
Chia Tai Pucheng Biochemistry Limited	US$10,000	Hong Kong	100.0%	100.0%	Investment holding
ECI Machinery Co., Ltd.	US$1	British Virgin Islands	100.0%*	100.0%*	Investment holding
Ek Chor China Motorcycle Co., Ltd.	US$1,195,200	Bermuda	100.0%	100.0%	Investment holding
Ek Chor Investment Company Limited	HK$28,300,000	Hong Kong	100.0%*	100.0%*	Investment holding
Golden Industrial Investment Limited	HK$1	Hong Kong	100.0%*	100.0%*	Investment holding

LIST OF SUBSIDIARIES AND JOINTLY-CONTROLLED ENTITIES (continued)

Subsidiaries (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2009	2008	Principal activities
Hannick Limited	HK$2	Hong Kong	100.0%*	100.0%*	Property investment
Pucheng Chia Tai Biochemistry Co., Ltd.^^	RMB100,000,000	PRC/Mainland China	69.5%*	69.5%*	Production and sale of chlortetracycline
Shanghai Ek Chor Industrial Trading Co., Ltd.^	US$200,000	PRC/Mainland China	100.0%*	100.0%*	Dormant
Zhumadian Huazhong Chia Tai Co., Ltd.^^	RMB72,000,000	PRC/Mainland China	70.0%*	70.0%*	Production and sale of chlortetracycline

* *Held by subsidiaries*
^ *Established as a limited company*
^^ *Established as a contractual joint venture*

All subsidiaries have their place of operation in Hong Kong except for those subsidiaries which are incorporated or registered in Mainland China which operate in their respective places of incorporation/registration.

LIST OF SUBSIDIARIES AND JOINTLY-CONTROLLED ENTITIES (continued)

Jointly-Controlled Entities

Particulars of the jointly-controlled entities as at the end of the reporting period are as follows:

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2009	2008	Principal activities
Chong Qing Dezhong Machine Manufacture Co., Ltd.	RMB8,550,000	PRC/Mainland China	**28.0%**	26.6%	Production and sale of motorcycle and automotive carburetors
ECI Metro Investment Co., Ltd.	US$12,000,000	British Virgin Islands	**50.0%**	50.0%	Investment holding and trading of Caterpillar machinery and spare parts
ECI Metro Trading (Shanghai) Co., Ltd.	US$225,000	PRC/Mainland China	**50.0%**	50.0%	Trading of Caterpillar products
Gansu ECI-Metro Engineering Machinery Service Co., Ltd	US$550,000	PRC/Mainland China	**50.0%**	50.0%	Provision of Caterpillar machinery repair and maintenance services
Guizhou ECI-Metro Engineering Machinery Service Co., Ltd	US$320,000	PRC/Mainland China	**50.0%**	50.0%	Provision of Caterpillar machinery repair and maintenance services
Luoyang Northern Ek Chor Motorcycle Company Limited	US$56,310,000	PRC/Mainland China	**55.0%***	55.0%*	Production and sale of motorcycles and spare parts

LIST OF SUBSIDIARIES AND JOINTLY-CONTROLLED ENTITIES (continued)

Jointly-Controlled Entities (continued)

Name of company	Nominal value of issued/ paid-up registered share capital	Place of incorporation/ registration and operations	Percentage of equity capital held 2009	2008	Principal activities
Qinghai ECI-Metro Engineering Machinery Service Co., Ltd.	US$550,000	PRC/Mainland China	**50.0%**	50.0%	Provision of Caterpillar machinery repair and maintenance services
Shaanxi ECI-Metro Engineering Machinery Service Co., Ltd.	US$550,000	PRC/Mainland China	**50.0%**	50.0%	Provision of Caterpillar machinery repair and maintenance services
Sichuan ECI-Metro Engineering Machinery Service Co., Ltd.	US$650,000	PRC/Mainland China	**50.0%**	50.0%	Provision of Caterpillar machinery repair and maintenance services
Yunnan ECI Metro Engineering Machinery Service Co., Ltd.	US$2,025,000	PRC/Mainland China	**50.0%**	50.0%	Provision of Caterpillar machinery repair and maintenance services
Zhan Jiang Deni Carburetor Co., Ltd.	RMB117,083,250	PRC/Mainland China	**28.0%**	28.0%	Production and sale of motorcycle and automotive carburetors

* Since neither the Group nor its joint venture partner is in a position to exercise unilateral control over the economic activity of these joint venture companies, the Group's interests therein are classified as interests in jointly-controlled entities.

CORPORATE INFORMATION

Executive Directors

Mr. Sumet Jiaravanon
(Honorary Chairman)
Mr. Dhanin Chearavanont
(Chairman)
Mr. Thanakorn Seriburi
(Vice Chairman and Chief Executive Officer (Industrial Division))
Mr. Meth Jiaravanont
(Vice Chairman)
Mr. Soopakij Chearavanont
(Vice Chairman)
Mr. Anan Athigapanich
(Vice Chairman)
Mr. Damrongdej Chalongphuntarat
(Vice Chairman)
Mr. Bai Shanlin
(Chief Executive Officer (Feed Division))
Mr. Nopadol Chiaravanont
Mr. Chatchaval Jiaravanon
Mr. Narong Chearavanont
Mr. Suphachai Chearavanont
Mr. Robert Ping-Hsien Ho
Mr. Pang Siu Chik
(Chief Financial Officer)

Independent Non-Executive Directors

Mr. Ma Chiu Cheung, Andrew
Mr. Sombat Deo-isres
Mr. Sakda Thanitcul

Audit Committee

Mr. Ma Chiu Cheung, Andrew
(Chairman)
Mr. Sombat Deo-isres
Mr. Sakda Thanitcul

Remuneration Committee

Mr. Thanakorn Seriburi
(Chairman)
Mr. Damrongdej Chalongphuntarat
Mr. Ma Chiu Cheung, Andrew
Mr. Sombat Deo-isres
Mr. Sakda Thanitcul

Qualified Accountant

Ms. Wong Pui Shan

Company Secretary

Ms. Chan Pui Shan, Bessie

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal Place of Business

21/F, Far East Finance Centre
16 Harcourt Road
Hong Kong

Auditors

Ernst & Young
Certified Public Accountants

Legal Advisers

Hong Kong Law
Morrison & Foerster

Bermudian Law
Appleby

Principal Bankers

Citibank (Hong Kong) Limited
Bank of America, N.A.

Share Registrars

Hong Kong
Computershare Hong Kong Investor Services Limited
Shops 1712-1716
17/F., Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

Bermuda
Butterfield Fulcrum Group (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08, Bermuda

Share Listing

The Stock Exchange of Hong Kong Limited
Stock Code: 43

ADR Facilities

Sponsored Level 1
American Depositary Receipt ("ADR")
Ratio: 1 ADR = 25 Ordinary Shares
Exchange : OTC
Symbol: CPKPY
CUSIP: 125918201

Depository

The Bank of New York
American Depositary Receipts Division
22/F., 101 Barclay Street
New York NY 10286
U.S.A.

Website

http://www.cpp.hk



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code:43)



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of C.P. POKPHAND CO. LTD. (the "Company") will be held at Tianshan & Lushan Rooms, Level 5, Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 14 May 2010 at 2:30 p.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and the auditors of the Company for the year ended 31 December 2009;

2. To declare a final dividend for the year ended 31 December 2009;

3. To re-elect retiring directors of the Company;

4. To authorize the board of directors of the Company to fix the remuneration of the directors;

5. To re-appoint the auditors of the Company and to authorize the board of directors of the Company to fix their remuneration;

6. As special business, to consider and, if thought fit, pass with or without amendments the following resolution as an ordinary resolution:

   A. "**THAT:**

      (a) subject to paragraph (c) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and other securities, including warrants to subscribe for shares of the Company, which would or might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(b) the approval of paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors during the Relevant Period to make or grant offers, agreements, options and other securities, including warrants to subscribe for shares of the Company, which would or might require the exercise of such powers at any time during or after the end of the Relevant Period;

(c) the aggregate nominal value of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise), issued or otherwise dealt with by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to a Rights Issue (as hereinafter defined) or any issue of shares of the Company on the exercise of the subscription or conversion rights attaching to any securities which may be issued by the Company from time to time or the exercise of the options granted under the share option scheme of the Company or any issue of shares in lieu of the whole or part of a dividend on shares, shall not exceed 20% of the aggregate nominal value of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the time of the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the Bye-laws of the Company to be held; and

(iii) the time of the passing of an ordinary resolution of the Company in general meeting revoking or varying the authority set out in this Resolution.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company)."

B. "**THAT:**

(a) subject to paragraph (b) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase securities of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal value of securities of the Company authorized to be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of the issued share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the time of the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Bye-laws of the Company to be held; and

(iii) the time of the passing of an ordinary resolution of the Company in general meeting revoking or varying the authority set out in this Resolution."

C. "**THAT** conditional upon the resolutions set out as Resolutions A and B in paragraph 6 of the notice convening this Meeting being duly passed, the general mandate granted to the directors of the Company (the "Directors") and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares in the capital of the Company pursuant to the resolution set out as Resolution A in paragraph 6 of the notice convening this Meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company under the authority granted pursuant to the resolution set out as Resolution B in paragraph 6 of the notice convening this Meeting, provided that such extended amount shall not exceed 10% of the aggregate nominal value of the share capital of the Company in issue at the date of passing of the said resolutions."

7. As special business, to consider, and, if thought fit, pass with or without amendments the following resolution as an ordinary resolution:

"**THAT**, subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the shares in the capital of the Company issuable upon exercise of the options to be granted pursuant to the authority hereby given, the board of directors of the Company be and is hereby authorized (i) to grant options under the share option scheme of the Company adopted on 26 November 2002 to such extent that the total number of shares in the capital of the Company which may be issued upon the exercise of such options shall represent up to 10 per cent. of the number of shares in the capital of the Company in issue as at the date of the passing of this resolution (the "Refreshed Scheme Mandate"); and (ii) to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the Refreshed Scheme Mandate."

By Order of the Board
Chan Pui Shan, Bessie
Company Secretary

Hong Kong, 13 April 2010

As at the date of this notice, the Board comprises fourteen executive Directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Soopakij Chearavanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Bai Shanlin, Mr. Nopadol Chiaravanont, Mr. Chatchaval Jiaravanon, Mr. Narong Chearavanont, Mr. Suphachai Chearavanont, Mr. Robert Ping-Hsien Ho and Mr. Pang Siu Chik, and three independent non-executive Directors, namely, Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul.

Notes:

1. A form of proxy for use at the meeting is being despatched to the shareholders of the Company together with a copy of this notice.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorized to sign the same.

3. Any shareholder entitled to attend and vote at the meeting convened by the above notice shall be entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

4. The Register of Members will be closed from Tuesday, 11 May 2010 to Friday, 14 May 2010, both days inclusive, during which period no transfer of Shares will be effected. In order to qualify for receiving the proposed final dividend, all transfers, accompanied by the relevant share certificates must be lodged with the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:30 p.m. on Monday, 10 May 2010.

5. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's branch share registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

6. Completion and deposit of the form of proxy will not preclude a shareholder of the Company from attending and voting in person at the Meeting convened or any adjourned meeting and in such event, the form of proxy will be deemed to be revoked.

7. Where there are joint holders of any share of the Company, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, the most senior shall alone be entitled to vote, whether in person or by proxy. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the joint holding.

8. Pursuant to Rule 13.39(4) of the Listing Rules, all the resolutions put to the vote at the Meeting will be taken by way of poll.

此乃要件　請即處理

閣下如對本通函之任何方面**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將所有名下之**卜蜂國際有限公司**證券**出售或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

重選董事、
授予發行新股份及購回股份之一般授權、
更新計劃授權
及
股東周年大會通告

卜蜂國際有限公司謹訂於二零一零年五月十四日(星期五)下午二時三十分假座香港中區法院道太古廣場港島香格里拉大酒店五樓天山及廬山廳召開股東周年大會，大會通告載於本通函第19至第23頁。

無論　閣下是否有意出席上述大會，務請盡快將隨附之代表委任表格按其列印之指示填妥並交回本公司於香港之股份過戶登記分處，香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17M樓。惟無論如何須於股東周年大會或其任何續會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，閣下仍可按意願親自出席上述大會或其任何續會，並於會上投票。

二零一零年四月十三日

目　錄

頁次

於本通函內，除文義另有所指，下列詞彙具有下列涵義：

「股東周年大會」	指	本公司謹訂於二零一零年五月十四日(星期五)下午二時三十分假座香港中區法院道太古廣場港島香格里拉大酒店五樓天山及廬山廳舉行之股東周年大會，有關通告載於本通函第19至23頁
「聯繫人士」	指	上市規則所賦予之涵義
「董事會」	指	董事會
「細則」	指	本公司之細則(不時修訂)
「本公司」	指	卜蜂國際有限公司，一家於百慕達註冊成立之公司，其股份於聯交所主板上市(股份編號43)
「關連人士」	指	上市規則所賦予之涵義
「控權股東」	指	任何人士直接或間接擁有權力，確使本公司按其意願進行事務： (i) 持有股份而給予該等人士行使或控制行使30%(或收購守則不時規定可觸發強制收購所需之較低百份比(經證券及期貨事務監察委員會不時修訂並獲批准))或以上於本公司股東大會之投票權；或 (ii) 擁有董事會組成之大多數控制權；或 (iii) 擁有規管本公司或任何其他法人團體之規章文件所賦予之權力
「董事」	指	本公司之董事
「合資格人士」	指	(i) 本集團之任何成員公司或任何控權股東或一位控權股東控制之任何公司(董事會認為彼對本集團有所貢獻或潛在貢獻)之： (a) 任何董事(不論執行或非執行，包括任何獨立非執行董事)、僱員(不論全職或兼職)；或

(b) 任何臨時調派之人士，

(ii) 持有本集團任何成員公司或任何控權股東或一位控權股東控制之任何公司(董事會認為彼對本集團有所貢獻或潛在貢獻)所發行之任何證券之人士；或

(iii) 本集團任何成員公司或任何控權股東或一位控權股東控制之任何公司(董事會認為彼對本集團有所貢獻或潛在貢獻)之：

(a) 任何業務或合營夥伴、承包商、代理人或代表，

(b) 任何提供研究、開發或其他技術支援或任何諮詢、顧問、專業或其他服務予本公司及／或其附屬公司業務上之任何人士或企業，

(c) 任何投資者、出售者、供應商、生產商、發展商、代理人、授牌人或服務供應商，

(d) 任何顧客、持牌人(包括任何次持牌人)、批發商、零售商、貿易商或貨品或服務分銷商，

並就購股權計劃而言，包括屬於上述任何類別之一位或多位參與者控制之任何公司

「本集團」　指　本公司及其附屬公司

「港元」　指　港元，香港法定貨幣

「香港」　指　中國香港特別行政區

「最後實際可行日期」	指	二零一零年四月九日，即本通函付印前就確定本通函所載若干資料而言之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「中國」	指	中華人民共和國(惟在此通函並不包括香港，澳門特別行政區及台灣)
「計劃授權」	指	根據購股權計劃規則第4(A)條，於購股權計劃所授出購股權獲悉數行使而予以發行之最多股份數目限額
「計劃期間」	指	股東採納購股權計劃之日(即二零零二年十一月二十六日)起計至十週年之前一個營業日結束時屆滿之期間內
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「購股權計劃」	指	根據本公司於二零零二年十一月二十六日通過之普通決議案而採納之本公司之現時購股權計劃
「股東」	指	股份持有人
「股份」	指	本公司股本中每股0.01美元之普通股
「股份發行授權」	指	將授予董事之一般及無條件授權，以配發、發行及以其他方式處理總面值額相等於最多達於通過載列於股東周年大會通告第6項內載列為決議案A之普通決議案通過當日已發行股份總面值20%之額外股份
「股份購回授權」	指	將授予董事之一般及無條件授權，以購回總面值額相等於最多達於通過載列於股東周年大會通告第6項內載列為決議案B之普通決議案當日已發行股份總面值10%之股份

「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	上市規則所賦予之涵義
「收購守則」	指	香港公司收購及合併守則
「美元」	指	美元，美國法定貨幣
「%」	指	百分比



卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

董事：
謝中民先生
謝國民先生
李紹祝先生
謝克俊先生
謝吉人先生
黃業夫先生
何炎光先生
白善霖先生
謝杰人先生
謝　展先生
謝漢人先生
謝鎔仁先生
何平僊先生
彭小績先生
馬照祥先生*
Sombat Deo-isres先生*
Sakda Thanitcul先生*

* *獨立非執行董事*

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處及主要營業地點：
香港
夏慤道16號
遠東金融中心
21樓

敬啟者：

重選董事、
授予發行新股份及購回股份之一般授權、
更新計劃授權
及
股東周年大會通告

1. 緒言

本通函旨在向　閣下提供有關於股東周年大會將予提呈決議案之資料，該等決議案乃有關(1)重選董事；(2)授予股份購回授權；(3)授予股份發行授權；及(4)更新計劃授權。

本通函載有說明函件與所有其他讓股東就將於股東周年大會提呈之決議案投贊成或反對票而作出知情決定之合理所需資料及股東周年大會通告。

2. 建議重選董事

根據細則第77條，董事會可委任任何人士為董事以填補空缺或增新董事。任何上述新任董事只可留任至下次本公司之股東大會(於填補空缺之情況下)或至下次本公司之股東周年大會(於增新董事成員之情況下)並再膺選連任。黃業夫先生、何炎光先生及白善霖先生(彼等均於二零一零年二月二十八日獲委任為董事)將於股東周年大會上退任。黃業夫先生、何炎光先生及白善霖先生均符合資格並表示願意於股東周年大會上膺選連任。

根據細則第82條，下述董事，分別為李紹祝先生、謝克俊先生、謝杰人先生、彭小績先生及馬照祥先生將於股東周年大會上輪席告退並符合資格，彼等亦願意膺選連任。

建議於股東周年大會上重選之每位退任董事之詳情載列於本通函附錄一。

3. 股份購回授權

於二零零九年六月三日舉行之股東周年大會上授予董事以購回股份之現有一般授權，將於股東周年大會結束時屆滿。

將會就授予董事股份購回授權於股東周年大會上提呈一項普通決議案向股東尋求批准。

倘授予股份購回授權，將直至下列三者中較早發生者為止仍然有效：(1)本公司下屆股東周年大會結束；(2)百慕達任何適用法例(本公司根據該法例而成立)或細則規定本公司須舉行下屆股東周年大會之期限屆滿；及(3)股東在股東大會上通過普通決議案撤銷或修訂該授權。

上市規則規定之説明函件載於本通函附錄二，當中載列授予股份購回授權之有關資料。

4. 股份發行授權

於二零零九年六月三日舉行之股東周年大會上授予董事以處理新股份之現有一般授權，將於股東周年大會結束時屆滿。

將會就授予董事股份發行授權於股東周年大會上提呈一項普通決議案向股東尋求批准，使董事能在其認為合時及適當之情況下更靈活為本公司籌集新資金。如該決議案獲通過及全面行使股份發行授權(以於截至最後實際可行日期已發行之5,614,489,364股股份作基準)，本公司將最多可處理1,122,897,872股新股份。

倘授出股份發行授權，將直至下列三者中較早發生者為止仍然有效：(1)本公司下屆股東周年大會結束；(2)百慕達任何適用法例(本公司根據該法例而成立)或細則規定本公司須舉行下屆股東周年大會之期限屆滿；及(3)股東在股東大會上通過普通決議案撤銷或修訂該授權。

此外，倘授予股份購回授權，在股東周年大會上亦會提呈一項普通決議案，規定任何根據股份購回授權購回之股份，將加入根據股份發行授權可予配發及發行之股份總數內。

5. 更新計劃授權

本公司於二零零二年十一月二十六日採納購股權計劃。購股權計劃旨在讓董事會向揀選之合資格人士授出購股權，作為彼等對本集團作出貢獻或潛在貢獻之獎勵或報酬。

根據購股權計劃規則：

(1) 除下文第(2)及(3)分段另有所指外，自計劃期間開始，於購股權計劃及本公司任何其他購股權計劃所授出及可予授出之購股權獲悉數行使而發行及可予發行之最多股份數目(就此而言，不包括根據購股權計劃或本公司任何其他購股權計劃條款下已失效之購股權)，合共不得超過計劃授權。根據購股權計劃或本公司任何其他購股權計劃下授出但已註銷之購股權(不包括已失效之購股權)所涉及之股份亦將計入計劃授權內。

(2) 計劃授權可於股東大會上尋求股東批准後，在任何時間更新。惟經更新之計劃授權之新上限不得超過股東批准該經更新計劃授權當日已發行股份之10%。計算經更新計劃授權之股份總數時，根據購股權計劃及本公司任何其他購股權計劃而授出之購股權(包括根據購股權計劃及本公司任何其他購股權計劃條款下已行使、尚未行使、註銷或失效之購股權)將不計入該上限內。

(3) 因行使所有根據購股權計劃及本公司任何其他購股權計劃下授出而尚未行使之購股權而可予發行之股份數目，合共不得超過不時已發行股份之30%。

根據二零零四年六月十八日(計劃授權最後更新當日)已發行股份之總數，根據計劃授權授出及可予授出之所有購股權獲悉數行使而予以發行之最多股份數目為本公司當時股本中每股0.05美元之股份215,848,078股，相等於二零零四年六月十八日本公司已發行股份之10%。

於最後實際可行日期，根據購股權計劃有權認購647,544,234股股份(佔於該日已發行股份總數之11.53%)之購股權已悉數授出，而該等購股權尚未行使。於最後實際可行日期，根據購股權計劃之條款下，概無註銷或失效之購股權。於最後實際可行日期，自本公司採納購股權計劃後尚未行使之購股權的數目為647,544,234(佔於該日已發行股份總數11.53%)。

除非計劃授權獲進一步更新，根據計劃授權將不可再授出購股權。董事認為不能授出新購股權，將嚴重限制本公司向本集團有所貢獻或有潛在貢獻之合資格人士作出獎勵及報酬之靈活性。

因此，董事建議(須待股東於股東周年大會上批准及符合上市規則之其他適用要求後)根據購股權計劃下可由董事授出新購股權之上限數目將擴展至股東於股東周年大會批准當日已發行股份之10%；計算經更新計劃授權之擴展限額時，根據購股權計劃及本公司任何其他購股權計劃而已授出之購股權(包括根據購股權計劃或本公司任何其他購股權計劃條款下已行使、尚未行使、註銷及失效之購股權)將不計入該上限內。

以於最後實際可行日期已發行股份5,614,489,364股股份作基準及假設直至股東周年大會日前，概無進一步發行任何股份及／或購回股份，當股東於股東周年大會上批准更新計劃授權時，經更新之計劃授權可令本公司授予購股權持有人認購最多561,448,936股股份(即於股東周年大會當日已發行股份之10%)。

按相同之假設，董事預期根據經更新計劃授權而悉數授出之購股權，將不會導致因悉數行使購股權計劃所授出及將予授出惟尚未獲行使之購股權而須予發行之股份數目超過不時已發行股份之30%。

更新計劃授權須待下列條件達成後，方可作實：

(a) 股東於股東周年大會上通過一項普通決議案以批准經更新計劃授權；及

(b) 聯交所批准根據經更新計劃授權授出之任何購股權獲行使而予以發行之股份上市及買賣。

本公司將向聯交所申請批准根據經更新計劃授權授出之任何購股權因獲行使而予以發行之股份(於股東周年大會當日已發行股份之10%)上市及買賣。

6. 股東周年大會

載列於第19至23頁為謹訂於二零一零年五月十四日(星期五)下午二時三十分假座香港中區法院道太古廣場港島香格里拉大酒店五樓天山及廬山廳召開股東周年大會之通告，有關決議案將於會上提呈，以考慮及酌情批准股東周年大會之普通事項、重選董事、授予購回股份授權、授予發行股份授權及更新計劃授權。

根據上市規則第13.39(4)條，股東於股東大會所作的任何表決須以投票形式進行。因此股東周年大會的所有決議案將以投票形式進行表決。本公司將按照上市規則第13.39(5)條規定的方式公佈投票結果。

茲隨附適用於股東周年大會之代表委任表格。無論　閣下是否有意出席股東周年大會，務請盡快將該代表委任表格填妥並交回本公司於香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17M樓。惟無論如何須於股東周年大會或其任何續會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，　閣下仍可按意願親自出席股東周年大會或其任何續會，並於會上投票。

7. 推薦意見

董事會認為重選董事、授予股份購回授權、授予股份發行授權及更新計劃授權，整體而言符合本公司及其股東之最佳利益。因此，董事會建議所有股東投票贊成將於股東周年大會上提呈之有關決議案。

8. 責任聲明

董事就本通函內所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知並無其他資料遺漏而致使本通函所載任何內容產生誤導。

此致

列位股東　台照

承董事會命
董事
何平僊
謹啟

二零一零年四月十三日

以下為於股東周年大會上即將退任而彼等亦表示願意膺選連任之董事履歷：

李紹祝先生，64歲，自一九八八年起出任本公司之執行董事。彼自二零零五起獲委任為執行副董事長及自二零零八年起獲委任為本公司首席執行長及薪酬委員會主席。隨後由二零一零年二月二十八日起，彼職銜由執行副董事長兼首席執行長更改為副董事長兼行政總裁(工業業務)。彼亦擔任本集團若干附屬公司及共同控制企業之董事職位。李先生亦為卜蜂集團之汽車及其他工業部之董事長及首席執行長。自一九七九年起，彼已參與發展卜蜂集團於中國之投資項目，並在亞洲及其他地區的工業營運方面擁有資深經驗。此外，李先生亦為正信銀行有限公司(一家於中國設立的銀行)的董事長。

除上文所披露者外，於最後實際可行日期，李先生並無於本公司或其附屬公司擔任任何其他職務，且與本公司任何董事、高級管理層、主要股東或控權股東概無任何關係，亦無持有任何其他主要任命及職銜。在過去三年，李先生並無於其證券在香港或海外任何證券市場上市之任何上市公司擔任任何董事職位。

於最後實際可行日期，李先生持有購股權計劃所授予可認購62,584,807股股份之購股權。除上文所披露者外，李先生並無擁有根據證券及期貨條例第XV部所界定之股份權益。

李先生與本公司並無訂立任何服務合約。彼之任期並無特定期限，但須根據細則輪值告退及於股東大會上膺選連任。彼之酬金將參照彼於本集團之職責而釐定。截至二零零九年十二月三十一日止年度，李先生收取之酬金為543,000美元。

除上文所披露者外，就重選李先生一事而言，概無任何其他與李先生有關之資料而須根據上市規則第13.51(2)條之(h)段至(v)段之規定予以披露，亦無任何其他事宜須敦請股東注意。

謝克俊先生，51歲，自二零零五年出任本公司之執行董事及執行副董事長。隨後由二零一零年二月二十八日起，彼職銜由執行副董事長更改為副董事長。謝先生持有美國加州Occidental College之經濟學文學士學位及美國紐約大學工商管理碩士學位。彼在亞洲及美國之投資、金融、銀行及策略性業務方面擁有資深經驗。謝先生亦為正大企業國際有限公司(一家於聯交所主板上市之公司)之執行董事。除上文所披露者外，於最後實際可行日期，謝先生並無於本公司或其附屬公司擔任任何其他職務，亦無持有任何其他主要任命及職銜。在過去三年，謝先生並無於其證券在香港或海外任何證券市場上市之任何上市公司擔任任何董事職位。

謝先生與謝吉人先生（本公司副董事長）、謝杰人先生、謝展先生、謝漢人先生及謝鎔仁先生（以上各人均為董事）乃堂兄弟關係。彼乃謝大民先生之兒子及謝正民先生、謝中民先生（本公司名譽董事長及執行董事）及謝國民先生（本公司董事長及執行董事）（彼等共同被視為本公司之控權股東）之侄兒。除上文所披露者外，謝先生與本公司任何董事、高級管理層、主要股東或控權股東概無任何其他關係。

於最後實際可行日期，謝先生持有購股權計劃所授予可認購21,000,000股股份之購股權。除上文所披露者外，謝先生並無擁有根據證券及期貨條例第XV部所界定之股份權益。

謝先生與本公司並無訂立任何服務合約。彼之任期並無特定期限，但須根據細則輪值告退及於股東大會上膺選連任。彼董事酬金將參照彼於本集團之職責而釐定。截至二零零九年十二月三十一日止年度，謝先生概無就其於本公司之董事職務收取任何酬金。

除上文所披露者外，就重選謝先生一事而言，概無任何其他與謝先生有關之資料而須根據上市規則第13.51(2)條之(h)段至(v)段之規定予以披露，亦無任何其他事宜須敦請股東注意。

黃業夫先生，58歲，於二零一零年二月二十八日起獲委任為本公司之執行董事及副董事長。黃先生畢業於泰國 Sukhothai Thammatirat University農業系學士學位，並持有泰國Maejo University農業管理博士學位。彼於一九七七年加入正大集團及現為本集團飼料業務之副董事長，職責包括於江蘇、浙江、雲南、廣西、福建及江西等地區的飼料業務運作。黃先生在農牧業務管理方面擁有資深經驗。彼亦擔任本集團若干附屬公司之董事職位。彼於二零零五年至二零零八年期間曾擔任本公司執行董事及執行副董事長職務。除上文所披露者外，於最後實際可行日期，黃先生並無於本公司或其附屬公司擔任任何其他職務，且與本公司任何董事、高級管理層、主要股東或控權股東概無任何關係，亦無持有任何其他主要任命及職銜，及在過去三年，並無於其證券在香港或海外任何證券市場上市之任何上市公司擔任任何董事職位。

於最後實際可行日期，黃先生並無擁有根據證券及期貨條例第XV部所界定之股份權益。

黃先生與本公司並無訂立任何服務合約。彼之任期並無特定期限，但須根據細則輪值告退及於股東大會上膺選連任。黃先生之酬金將參照彼於本集團之職責而釐定。本公司將於黃先生之酬金獲釐定後，於其年報中披露彼之酬金。

除上文所披露者外，就重選黃先生一事而言，概無任何其他與黃先生有關之資料而須根據上市規則第13.51(2)條之(h)段至(v)段之規定予以披露，亦無任何其他事宜須敦請股東注意。

何炎光先生，57歲，於二零一零年二月二十八日起獲委任為本公司之執行董事、副董事長及薪酬委員會成員。何先生持有泰國曼谷Assumption Commercial College之商業系學位。彼於一九七四年加入正大集團及現為本集團飼料業務之副董事長，職責包括於四川、重慶、湖北、湖南及安徽等地區的飼料業務運作。何先生在農牧業務管理方面擁有資深經驗。彼亦擔任本集團若干附屬公司之董事職位。何先生於二零零五年至二零零八年期間曾擔任本公司執行董事及首席執行長職務。除上文所披露者外，於最後實際可行日期，何先生並無於本公司或其附屬公司擔任任何其他職務，且與本公司任何董事、高級管理層、主要股東或控權股東概無任何關係，亦無持有任何其他主要任命及職銜，及在過去三年，並無於其證券在香港或海外任何證券市場上市之任何上市公司擔任任何董事職位。

於最後實際可行日期，何先生並無擁有根據證券及期貨條例第XV部所界定之股份權益。

何先生與本公司並無訂立任何服務合約。彼之任期並無特定期限，但須根據細則輪值告退及於股東大會上膺選連任。何先生之酬金將參照彼於本集團之職責而釐定。本公司將於何先生之酬金獲釐定後，於其年報中披露彼之酬金。

除上文所披露者外，就重選何先生一事而言，概無任何其他與何先生有關之資料而須根據上市規則第13.51(2)條之(h)段至(v)段之規定予以披露，亦無任何其他事宜須敦請股東注意。

白善霖先生，50歲，於二零一零年二月二十八日起獲委任為本公司之執行董事及行政總裁(飼料業務)。白先生持有甘肅畜牧學院農牧科學專業之專業文憑、澳洲外交部之 Governmental Exchange Specialist in Agricultural Management及中國畜牧專家證書。彼於一九九一年加入正大集團及現為本集團飼料業務之副董事長，職責包括於新疆、寧夏、甘肅、陜西、山西省及內蒙古等地區的飼料業務運作。白先生在農牧業務管理方面擁有資深經驗。彼亦被甘肅農業大學及中國人民大學聘為兼職教授。白先生亦擔任本集團若干附屬公司之董事職位。彼於二零零五年至二零零八年期間曾擔任本公司執行董事及首席營運總監職務。除上文所披露者外，於最後實際可行

日期，白先生並無於本公司或其附屬公司擔任任何其他職務，且與本公司任何董事、高級管理層、主要股東或控權股東概無任何關係，亦無持有任何其他主要任命及職銜，及在過去三年，並無於其證券在香港或海外任何證券市場上市之任何上市公司擔任任何董事職位。

於最後實際可行日期，白先生並無擁有根據證券及期貨條例第XV部所界定之股份權益。

白先生與本公司並無訂立任何服務合約。彼之任期並無特定期限，但須根據細則輪值告退及於股東大會上膺選連任。白先生之酬金將參照彼於本集團之職責而釐定。本公司將於白先生之酬金獲釐定後，於其年報中披露彼之酬金。

除上文所披露者外，就重選白先生一事而言，概無任何其他與白先生有關之資料而須根據上市規則第13.51(2)條之(h)段至(v)段之規定予以披露，亦無任何其他事宜須敦請股東注意。

謝杰人先生，49歲，自二零零五年出任本公司之執行董事。彼持有美國Virginia Intermont College 之學士學位，擁有業務管理之資深經驗。謝先生亦為正大企業國際有限公司(一家於聯交所主板上市之公司)之執行董事。除上文所披露者外，於最後實際可行日期，謝先生並無於本公司或其附屬公司擔任任何其他職務，亦無持有任何其他主要任命及職銜。在過去三年，謝先生並無於其證券在香港或海外任何證券市場上市之任何上市公司擔任任何董事職位。

謝先生與謝克俊先生(本公司副董事長)、謝吉人先生(本公司副董事長)、謝展先生、謝漢人先生及謝鎔仁先生(以上各人均為董事)乃堂兄弟關係。彼乃謝正民先生之兒子及謝大民先生、謝中民先生(本公司名譽董事長及執行董事)及謝國民先生(本公司董事長及執行董事)(彼等共同被視為本公司之控權股東)之侄兒。除上文所披露者外，謝先生與本公司任何董事、高級管理層、主要股東或控權股東概無任何其他關係。

於最後實際可行日期，謝先生並無擁有根據證券及期貨條例第XV部所界定之股份權益。

謝先生與本公司並無訂立任何服務合約。彼之任期並無特定期限，但須根據細則輪值告退及於股東大會上膺選連任。彼董事酬金將參照彼於本集團之職責而釐定。截至二零零九年十二月三十一日止年度，謝先生概無就其於本公司之董事職務收取任何酬金。

除上文所披露者外，就重選謝先生一事而言，概無任何其他與謝先生有關之資料而須根據上市規則第13.51(2)條之(h)段至(v)段之規定予以披露，亦無任何其他事宜須敦請股東注意。

彭小績先生，59歲，自二零零八年出任本公司之執行董事及財務總監。彭先生於一九八七年加入本集團，現時，彼亦為本公司財務部之執行副總裁，並擔任本公司若干附屬公司及共同控制企業之董事。彭先生持有香港中文大學之工商管理學士學位及澳洲新南威爾士洲University of Western Sydney的Nepean College頒發之商業電腦深造文憑。彼為特許公認會計師公會及澳洲會計師公會之資深會員，亦為香港會計師公會之會員。除上文所披露者外，於最後實際可行日期，彭先生並無於本公司或其附屬公司擔任任何其他職務，且與本公司任何董事、高級管理層、主要股東或控權股東概無任何關係，亦無持有任何其他主要任命及職銜。在過去三年，彭先生並無於其證券在香港或海外任何證券市場上市之任何上市公司擔任任何董事職位。

於最後實際可行日期，彭先生並無擁有根據證券及期貨條例第XV部所界定之股份權益。

彭先生與本公司並無就委任彼為本公司執行董事及財務總監而訂立任何服務合約。彼之任期並無特定期限，但須根據細則輪值告退及於股東大會上膺選連任。彼之酬金將參照彼於本集團之職責而釐定。截至二零零九年十二月三十一日止年度，彭先生收取之酬金為341,000美元。

除上文所披露者外，就重選彭先生一事而言，概無任何其他與彭先生有關之資料而須根據上市規則第13.51(2)條之(h)段至(v)段之規定予以披露，亦無任何其他事宜須敦請股東注意。

馬照祥先生，68歲，自二零零五年起出任本公司之獨立非執行董事。彼亦為本公司之審核委員會主席及薪酬委員會成員。馬先生為馬照祥會計師樓有限公司之創辦人及前董事，現為美義商理有限公司董事。彼於會計、審核及財務方面累積30多年經驗。馬先生取得英國倫敦大學倫敦經濟及政治學院經濟學學士學位。彼為英格蘭及威爾斯特許會計師公會、香港會計師公會、香港董事學會及香港稅務學會資深會

員。馬先生除擔任本公司董事外，亦為亞洲金融集團(控股)有限公司、北京建設(控股)有限公司(前稱「元昇國際集團有限公司」)、敦沛金融控股有限公司、華潤電力控股有限公司及創興銀行有限公司(五家均為於聯交所主板上市之公司)之獨立非執行董事。另者，彼亦為亞洲果業控股有限公司(一家於聯交所主板及倫敦證券交易所另項投資市場上市之公司)之獨立非執行董事。除上文所披露者外，於最後實際可行日期，馬先生並無於本公司或其附屬公司擔任任何其他職務，且與本公司任何董事、高級管理層、主要股東或控權股東概無任何關係，亦無持有任何其他主要任命及職銜，及在過去三年，並無於其證券在香港或海外任何證券市場上市之任何上市公司擔任任何董事職位。

於最後實際可行日期，馬先生並無擁有根據證券及期貨條例第XV部所界定之股份權益。

馬先生與本公司並無訂立任何服務合約。彼之指定任期為一年，但須根據細則輪值告退及於股東周年大會上膺選連任。截至二零零九年十二月三十一日止年度，馬先生收取之董事袍金為31,000美元，乃參照彼於本公司之職責而釐定。

根據本公司接獲馬先生按照上市規則3.13條之獨立確認函，彼被視為獨立人士，故建議於股東周年大會上膺選連任。

除上文所披露者外，就重選馬先生一事而言，概無任何其他與馬先生有關之資料而須根據上市規則第13.51(2)條之(h)段至(v)段之規定予以披露，亦無任何其他事宜須敦請股東注意。

本附錄內為上市規則規定之說明函件，向股東提供所需資料以供彼等考慮股份購回授權之用，建議購回本公司之股份乃已繳足之股份。

上市規則對購回股份之規定

上市規則准許在聯交所具有第一上市地位之公司在聯交所購回其股份，惟須遵守若干限制。本公司之公司組織章程大綱及細則賦予其購回股份之權力。

行使一般授權購回股份

召開股東周年大會之通告第6項內載列為決議案B如獲通過，將一般及無條件授權董事在本公司下屆股東周年大會結束時，或至該決議案所指之較早日期(「有關期間」)止，隨時於聯交所購回最多佔該決議案通過當日本公司已發行股本中達10%之股份。本公司所有於聯交所內購回之股份均須預先通過普通決議案(由一般授權或於特別事項上所須之特別批准)取得批准。

因此，按照最後實際可行日期，已發行股份5,614,489,364股為基準，如股份購回授權獲全面行使，本公司於有關期間內將可購回之股份最多達561,448,936股。

購回之原因

董事相信，有關授予董事股份購回授權所提供之靈活性將對本公司及其股東有利。而視乎當時之市況及融資安排而定，該等按股份購回授權之購回可能導致本公司之股份價值及／或每股盈利得以提高和增加股份於聯交所之流通量。

購回之資金

於購回股份時，本公司只可動用根據本公司之公司組織章程大綱及細則，與本公司註冊成立地點百慕達之法例規定可合法撥作有關用途之資金。董事現建議根據股份購回授權而購回之任何股份須由自購回股份之已繳股本，本公司可用作股息分派之溢利，本公司之股份溢價賬及／或其實繳盈餘賬提供融資。

對營運資金或資本負債情況之影響

如股份購回授權獲全面行使，可能會對本公司之營運資金或負債狀況構成重大不利影響(比對本公司於其截至二零零九年十二月三十一日止年度之經審核賬目(最近期之經審核賬目)所披露之狀況而言)。董事於決定行使其購回股份之權力前，將

考慮本公司當時之財務狀況，在會對本公司在進行有關購回股份事宜時所須之營運資金或負債狀況構成嚴重不利影響之情況下，董事不擬行使該項權力。董事只會在考慮及一切有關因素後，確定進行購回事宜乃符合本公司之最佳利益，方會行使該項權力。

股價

本公司股份於說明函件刊發前十二個月每月於聯交所錄得最高及最低成交價如下：

	最高	**最低**
	港元	*港元*
二零零九年		
四月	0.210	0.170
五月	0.295	0.198
六月	0.290	0.221
七月	0.247	0.210
八月	0.410	0.217
九月	0.355	0.275
十月	0.455	0.290
十一月	0.540	0.305
十二月	0.750	0.495
二零一零年		
一月	0.680	0.530
二月	0.640	0.530
三月	0.630	0.550
四月(截至最後實際可行日期)	0.630	0.550

收購守則之影響

倘因本公司根據股份購回授權行使購回股份之權力，而使股東所佔本公司投票權比例增加，則根據收購守則第32條，該項增加將被視作一項收購。因此，某股東或一組行動一致之股東，視乎彼或彼等之股份權益之增加水平，可取得或鞏固本公司控制權，則須根據收購守則第26條提出強制收購建議。

於最後實際可行日期，根據本公司所得資料，Orient Success International Limited、Worth Access Trading Limited及CPI Holding Co., Ltd.就收購守則而言為一致行動之人士，彼等及彼等一致行動人士(釋義見收購守則)合共持有4,210,867,023股股份，佔現時已發行股份之75%。倘於股東周年大會前並無發行及購回額外股份，當董事行使根據股份購回授權授予之購回股份全部權力，上述公司及其一致行動人士持有之持股百分比總數將增至佔本公司已發行股本約83.33%，董事認為此項增加不會導致須遵照收購守則第26條提出強制收購。董事現無意在該等情況下行使股份購回授權之權力。

另外，假設於最後實際可行日期與購回日期間並無股份發行，行使購回股份授權(不論全部或部份)將導致公眾持股量低於本公司已發行股本25%(即聯交所規定之最低百份比公眾持股量)。董事並無意願行使購回股份授權，以致公眾持股量低於所規定之最低百份比。

董事、彼等之聯繫人士及關連人士

各董事或(就彼等所知及作出一切合理查詢後)與各彼等聯繫人士(倘股份購回授權獲股東通過)現時均無意向本公司出售股份。

目前並無任何關連人士(釋義見上市規則)知會本公司彼等(倘股份購回授權獲股東通過)現時有意向本公司出售股份；或彼等已承諾不會向本公司出售股份。

董事承諾

董事已向聯交所承諾彼等將根據上市規則、百慕達法律(本公司據此而成立)及組織章程大綱及細則，按照股份購回授權行使本公司之權力以作出購回。

公司之購回股份

本公司於最後實際可行日期前六個月並無購回其任何股份(無論是否在聯交所進行)。



卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

茲通告卜蜂國際有限公司(「本公司」)謹訂於二零一零年五月十四日(星期五)下午二時三十分假座香港中區法院道太古廣場港島香格里拉大酒店五樓天山及廬山廳舉行股東周年大會，藉以討論下列事項：

1. 省覽截至二零零九年十二月三十一日止年度之本公司經審核財務報表、董事報告書及核數師報告；

2. 宣佈派發截至二零零九年十二月三十一日止年度之末期股息；

3. 重選本公司退任董事；

4. 授權本公司董事會釐定董事酬金；

5. 續聘本公司核數師並授權本公司董事會釐定其酬金；

6. 作為特別事項，考慮並酌情通過下述決議案(無論有否修訂)為普通決議案：

A. 「**動議**：

(a) 在下文(c)段之規限下，一般及無條件批准本公司董事(「董事」)在有關期間(定義見下文)內行使本公司一切權力，以配發、發行及處理本公司股本之額外股份，以及作出或授出可能須行使此等權力之售股建議、協議、購股權及其他證券(包括可認購股份之認股權證)；

(b) 本決議案上文(a)段之批准乃董事所獲授任何其他權力以外之權力，該決議案授權董事於有關期間內作出或授予或需於有關期間內任何時間或結束後可能須行使此等權力之售股建議、協議、購股權及其他證券(包括可認購股份之認股權證)；

(c) 董事依據上文(a)段獲批准有可能配發或同意有條件或無條件配發或處理(不論是否依據購股權而配發者)的本公司股本總面值，惟依據供股(定義見下文)或按行使附帶於任何本公司不時已發行的證券的認購或換股權而發行任何本公司股份，或根據本公司購股權計劃所授出的購股權獲行使，發行股份代替全部或部份本公司股份的股息除外，不得超過本公司於本決議案通過當日已發行股本總面值之20%，而上述批准須受此數額限制；及

(d) 就本決議案而言：

「有關期間」乃指由本決議案獲通過之日期起至下列三項之最早日期止之期間：

(i) 本公司下屆股東周年大會結束時；

(ii) 依照任何其他適用之法例或本公司之公司細則規定本公司須舉行下屆股東周年大會之期限屆滿時；及

(iii) 本公司於股東大會通過普通決議案撤銷或修訂本決議案之授權。

「供股」乃指董事於指定期間內，向於指定記錄日期名列本公司股東名冊之股份持有人按彼等於該日之持股比例提呈股份(惟本公司董事有權就零碎股權或在考慮任何地區適用於本公司之法律限制或責任或任何認可管制機構或任何證券交易所之規定後，作出其認為必須或權宜之豁免或其他安排)。」

B.　「**動議**：

(a)　在下文(b)段之規限下，一般及無條件批准本公司董事(「董事」)在有關期間(定義見下文)內行使本公司所有權力在香港聯合交易所有限公司(「聯交所」)或本公司證券可能上市並經由證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所回購本公司之證券，惟須遵守及按照所有適用法例及／或不時經修訂之聯交所證券上市規則(「上市規則」)或任何其他證券交易所之規定；

(b)　本公司依據上文(a)段之批准於有關期間獲授權購回本公司證券之面值總額不得超過本公司於本決議案通過當日已發行股本總面值之10%，而上述批准須受此數額限制；及

(c)　就本決議案而言：

「有關期間」乃指由本決議案獲通過之日期起至下列三項之最早日期止之期間：

(i)　本公司下屆股東周年大會結束時；

(ii)　依照任何適用之法例或本公司之公司細則規定本公司須舉行下屆股東周年大會之期限屆滿時；及

(iii)　本公司於股東大會通過普通決議案撤銷或修訂載於本決議案之授權。」

C. 「**動議**待召開本大會之通告第6項內載列為決議案A及B獲正式通過後，將根據召開本大會之通告所載於第6項載列為決議案A而授予本公司董事(「董事」)且於當時有效以行使本公司之權力以配發、發行及處理本公司股本中之額外股份之一般授權擴大，方法為加入相當於本公司根據召開本大會之通告所載於第6項載列為決議案B給予之授權而購回之本公司股本面值總額之數目；惟擴大之數額不得超過本決議案通過當日本公司已發行股本總面值之10%。」

7. 作為特別事項，考慮並酌情通過下述決議案(無論有否修訂)為普通決議案：

「**動議**待香港聯合交易所有限公司上市委員會同意批准根據獲授權授出之購股權於行使時而予以發行之本公司股本中股份上市及買賣後，授權本公司董事會(i)可根據本公司於二零零二年十一月二十六日採納之購股權計劃授出購股權，於行使該等購股權而予以發行之本公司股本中之股份總數最多為於通過該決議案當日本公司股本中已發行股份數目之10%(「更新計劃授權」)；及(ii)作出一切行動及進行認為必要及適當之所有交易、安排及協議，以全面實行更新計劃授權。」

承董事會命
公司秘書
陳佩珊

香港，二零一零年四月十三日

於本通告日期，董事會包括十四位執行董事：謝中民先生、謝國民先生、李紹祝先生、謝克俊先生、謝吉人先生、黃業夫先生、何炎光先生、白善霖先生、謝杰人先生、謝展先生、謝漢人先生、謝鎔仁先生、何平僊先生及彭小績先生與三位獨立非執行董事：馬照祥先生、Sombat Deo-isres先生及Sakda Thanitcul先生。

附註：

1. 大會適用之代表委任表格將連同本通告寄發予本公司股東。

2. 委任代表之文件須由正式書面授權並由委任人或其正式授權代表親自簽署，或倘委任人為法人團體，則須蓋上公司印鑑或由任何授權人士、負責人或代表親自簽署。

3. 凡有權出席大會並於會上投票之股東，均有權委任一位或多位代表出席，並代表其投票。委任代表毋須為本公司股東。

4. 本公司將於二零一零年五月十一日(星期二)至二零一零年五月十四日(星期五)(首尾兩天包括在內)暫停辦理股份過戶登記手續。為合資格獲派擬派發之末期股息，務請將所有過戶文件連同有關股票，於二零一零年五月十日(星期一)下午四時三十分前，送達本公司之香港股份過戶登記分處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712至1716室，辦理登記手續。

5. 本代表委任表格連同經簽署准授權書或其他授權文件(如有)或經公證人簽署證明之授權書或授權文件副本，須於大會或其任何續會舉行前四十八小時交回本公司於香港之股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心17M樓)，方為有效。

6. 填妥及交回代表委任表格後，本公司股東仍可按意願親自出席大會或其任何續會，並於會上投票，屆時代表委任表格將視為經已撤銷。

7. 如屬本公司股份之聯名持有人，則任何一位聯名持有人均可於大會上投票(不論親自或委派代表)，猶如他／她為唯一有權投票者，惟倘超過一位聯名持有人親自或委派代表出席大會，則僅於本公司股東名冊排名較先之出席者方有權投票(不論親自或委派代表)。

8. 根據上市規則第13.39(4)條，所有於大會上表決之決議案將以投票形式進行。



卜蜂國際有限公司

（於百慕達註冊成立之有限公司）

（股份編號：43）

股東周年大會（或其任何續會）適用之代表委任表格

本人／吾等[附註1] ______________________________

地址為 ______________________________

為卜蜂國際有限公司（「本公司」）股本中每股面值0.01美元股份[附註2] ______________ 股之

登記持有人，茲委任股東周年大會（「會議」）主席或[附註3] ______________________________

地址為 ______________________________

為本人／吾等之代表，代表本人／吾等出席本公司訂於二零一零年五月十四日（星期五）下午二時三十分假座香港中區法院道太古廣場港島香格里拉大酒店五樓天山及廬山廳舉行之會議（或其一切續會），藉以考慮並酌情通過召開會議之通告所載之決議案，並於會議（或其一切續會）上，代表本人／吾等以本人／吾等之名義，依照下列指示就下述決議案投票，倘未有作出指示，則由本人／吾等之委任代表酌情投票。

	普通決議案	贊成[附註4]	反對[附註4]
1.	省覽截至二零零九年十二月三十一日止年度之本公司經審核財務報表、董事報告書及核數師報告。		
2.	宣佈派發截至二零零九年十二月三十一日止年度之末期股息。		
3.	a) 重選李紹祝先生為董事。		
	b) 重選謝克俊先生為董事。		
	c) 重選黃業夫先生為董事。		
	d) 重選何炎光先生為董事。		
	e) 重選白善霖先生為董事。		
	f) 重選謝杰人先生為董事。		
	g) 重選彭小績先生為董事。		
	f) 重選馬照祥先生為董事。		
4.	授權董事會釐定董事之酬金。		
5.	續聘安永會計師事務所為核數師及授權董事會釐定其酬金。		
6A.	授予董事會一般授權以配發、發行及處理不超過本公司已發行股本20%之額外股份。		
6B.	授予董事會一般授權以購回不超過本公司已發行股本10%之股份。		
6C.	加入本公司所購回之股份以擴大本公司發行股份之授權。		
7.	更新本公司現時購股權計劃下之計劃授權。		

日期：二零一零年 __________ 月 __________ 日　　　　簽署[附註5]：______________________

附註：

1. 請用正楷填上全名及地址。須註明全部聯名持有人之姓名。
2. 請將　閣下登記之股份數目填上。如　閣下未有填上股份數目，則本代表委任表格將被視作為與　閣下登記之所有本公司股份有關。
3. 如擬委任會議主席以外人士擔任代表，請刪去「股東周年大會（「會議」）主席或」字句，並於空欄內填上受委代表之姓名及地址。受委代表毋須為本公司股東，但須親自出席會議以代表　閣下。
4. **注意：　閣下如擬投票贊成決議案，請在「贊成」欄內加上「✓」號。　閣下如擬投票反對決議案，請在「反對」欄內加上「✓」號。**　閣下如未有在欄內作出指示，則　閣下之受委代表有權酌情投票。　閣下的代表亦有權就召開會議的通告中所載以外而從適當途徑提呈會議的決議案及任何決議案的任何修改自行酌情投票。
5. 本代表委任表格必須由　閣下或　閣下之正式書面授權人簽署，倘股東為公司，則須蓋上公司印鑑或經由行政人員、代表或正式授權之其他人士簽署。
6. 如為聯名持有人，排名首位的持有人親自或委任代表投票後，其他聯名持有人概無投票權。就此而言，排名次序乃按照股東名冊內的排名次序而定。
7. 本代表委任表格連同簽署人之授權書或其他授權文件（如有）或經由公證明之授權書或授權文件副本，最遲須於會議或其任何續會指定舉行時間四十八小時前交回本公司於香港之股份過戶登記分處香港中央證券登記有限公司（地址為香港灣仔皇后大道東183號合和中心17M樓），方為有效。
8. 本代表委任表格之每項更改，均須由簽署人簡簽。
9. 閣下填妥及交回代表委任表格後，屆時仍可出席會議，並於會上投票。



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

PROXY FORM FOR ANNUAL GENERAL MEETING (OR ANY ADJOURNMENT THEREOF)

I/We[1] ______________________________

of ______________________________

being the registered holder(s) of[2] ______________________________ share(s) of US$0.01 each in the capital of C.P. POKPHAND CO. LTD. (the "Company") hereby appoint the Chairman of the Annual General Meeting (the "Meeting") or[3] ______________________________

of ______________________________

as my/our proxy to attend and act for me/us and on my/our behalf at the Meeting to be held at Tianshan & Lushan Rooms, Level 5, Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 14 May 2010 at 2:30 p.m. (or any adjournment thereof) for the purposes of considering and, if thought fit, passing the resolutions as set out in the notice convening the Meeting and at the Meeting, or at any adjournment thereof, to vote for me/us and in my/our name(s) as indicated below in respect of the resolutions set below or, if no such indication is given, as my/our proxy thinks fit.

	ORDINARY RESOLUTIONS	FOR[4]	AGAINST[4]
1.	To receive and consider the audited financial statements and the reports of the directors and the auditors of the Company for the year ended 31 December 2009.		
2.	To declare a final dividend for the year ended 31 December 2009.		
3.	a) To re-elect Mr. Thanakorn Seriburi as a Director.		
	b) To re-elect Mr. Meth Jiaravanont as a Director.		
	c) To re-elect Mr. Anan Athigapanich as a Director.		
	d) To re-elect Mr. Damrongdej Chalongphuntarat as a Director.		
	e) To re-elect Mr. Bai Shanlin as a Director.		
	f) To re-elect Mr. Nopadol Chiaravanont as a Director.		
	g) To re-elect Mr. Pang Siu Chik as a Director.		
	f) To re-elect Mr. Ma Chiu Cheung, Andrew as a Director.		
4.	To authorise the Board of Directors to fix the remuneration of the Directors.		
5.	To re-appoint Ernst & Young as Auditors and authorise the Board of Directors to fix the remuneration of Auditors.		
6A.	To grant to the Board of Directors a general mandate to allot, issue and otherwise deal with additional shares not exceeding 20 per cent of the issued share capital of the Company.		
6B.	To grant to the Board of Directors a general mandate to repurchase shares not exceeding 10 per cent of the issued share capital of the Company.		
6C.	To extend the share allotment mandate by the addition thereto of the Company repurchased by the Company.		
7.	To refresh the scheme mandate under the existing share option scheme of the Company.		

Dated this ____________ day of ____________ 2010 Signature[5] ______________________________

Notes :

1. Full name(s) and address(es) to be inserted in block capitals. The names of all joint holders should be stated.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman is appointed, strike out "the Chairman of the Annual General Meeting (the "Meeting") or" and insert the name and address of the proxy desired in the space provided. A proxy need not be a member of the Company, but must attend the Meeting in person to represent you.
4. **IMPORTANT: If you wish to vote for a Resolution, place a "✓" in the box marked "FOR". If you wish to vote against a Resolution, place a "✓" in the box marked "AGAINST".** Failure to complete the boxes will entitle your proxy to cast his vote at his discretion. Your proxy will also be entitled to vote at his discretion on any amendment to the resolutions referred to in the notice convening the Meeting and on any resolutions which have been properly put to the Meeting other than those referred to in the notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing, or in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person so authorised.
6. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose, seniority will be determined by the order in which the names stand in the register of members.
7. In order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be lodged with the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investors Services Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof.
8. Any alteration made to this form of proxy must be initialled by the person who signs it.
9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities of **C.P. POKPHAND CO. LTD.**, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

RE-ELECTION OF DIRECTORS, GENERAL MANDATES TO ISSUE NEW SHARES AND REPURCHASE SHARES, REFRESHMENT OF THE SCHEME MANDATE AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of C.P. POKPHAND CO. LTD. to be held at Tianshan & Lushan Rooms, Level 5, Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 14 May 2010 at 2:30 p.m., is set out on pages 19 to 23 of this circular.

Whether or not you are able to attend the said meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the annual general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the said meeting or any adjourned meeting should you so wish.

13 April 2010

CONTENTS

Page

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"AGM"	the annual general meeting of the Company to be convened at Tianshan & Lushan Rooms, Level 5, Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 14 May 2010 at 2:30 p.m., notice of which is set out on pages 19 to 23 in this circular
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Bye-laws"	the bye-laws of the Company (as amended from time to time)
"Company"	C.P. POKPHAND CO. LTD., a company incorporated in Bermuda whose shares are listed and traded on the Main Board of the Stock Exchange under Stock Code 43
"connected person(s)"	has the meaning ascribed to it under the Listing Rules
"Controlling Shareholder"	any person who has the power, directly or indirectly, to secure: (i) by means of the holding of shares entitling him to exercise or control the exercise of 30% (or such lower amount as may from time to time be specified in the Takeovers Code (approved by the Securities and Futures Commission as amended from time to time) as being the level for triggering a mandatory general offer) or more of the voting power at general meetings of the Company; or (ii) by means of controlling the composition of a majority of the Board; or (iii) by virtue of any powers conferred by the constitutional document of the Company or any other corporation, that the affairs of the Company are conducted in accordance with the wishes of such person
"Director(s)"	the director(s) of the Company
"Eligible Person"	means: (i) (a) any director (whether executive or non-executive, including any independent non-executive director), employee (whether full time or part time) of, or

(b) any individual for the time being seconded to work for,

any member of the Group or any Controlling Shareholder or any company controlled by a Controlling Shareholder (who, in the Board's opinion, has contribution or potential contribution to the Group); or

(ii) any holder of any securities issued by any member of the Group or any Controlling Shareholder or any company controlled by a Controlling Shareholder (who, in the Board's opinion, has contribution or potential contribution to the Group); or

(iii) (a) any business or joint venture partner, contractor, agent or representative of,

(b) any person or entity that provides research, development or other technological support or any advisory, consultancy, professional or other services incident to the business of the Company and/or its subsidiaries to,

(c) any investor, vendor, supplier, producer, developer, agent, licensor or service provider of,

(d) any customer, licensee (including any sub-licensee), wholesaler, retailer, trader or distributor of goods or services of,

any member of the Group or any Controlling Shareholder or any company controlled by a Controlling Shareholder (who, in the Board's opinion, has contribution or potential contribution to the Group);

and, for the purposes of the Share Option Scheme, shall include any company controlled by one of more persons belonging to any of the above classes of participants

"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

"Latest Practicable Date"	9 April 2010, being the latest practicable date prior to the printing of this circular for ascertaining certain information included therein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China (for the purpose of this circular, excluding Hong Kong, the Macau Special Administrative Region and Taiwan)
"Scheme Mandate"	the limit imposed under Rule 4(A) of the rules of the Share Option Scheme on the maximum number of Shares issuable upon the exercise of all options which may be granted under the Share Option Scheme
"Scheme Period"	the period commencing on the date on which the Share Option Scheme was adopted by Shareholders (i.e. 26 November 2002) and expiring at the close of business on the day immediately preceding the tenth anniversary thereof
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share Option Scheme"	The existing share option scheme of the Company adopted pursuant to an ordinary resolution of the Company passed on 26 November 2002
"Shareholder(s)"	holder(s) of the Share(s)
"Share(s)"	ordinary share(s) of US$0.01 each in the share capital of the Company
"Share Issue Mandate"	the general and unconditional mandate to be granted to the Directors to allot, issue and otherwise deal with additional Shares with an aggregate nominal amount equal to up to a maximum of 20% of the aggregate nominal amount of the Shares in issue as at the date of passing of ordinary resolution set out as Resolution A in item 6 of the notice of the AGM
"Share Repurchase Mandate"	the general and unconditional mandate to be granted to the Directors to repurchase Shares with an aggregate nominal amount equal to up to 10% of the aggregate nominal amount of the Shares in issue as at the date of passing of ordinary resolution set out as Resolution B in item 6 of the notice of the AGM

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Substantial Shareholder(s)"	has the meaning ascribed to it under the Listing Rules
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"US$"	United States dollars, the lawful currency of United States
"%"	per cent.



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

Directors:
Mr. Sumet Jiaravanon
Mr. Dhanin Chearavanont
Mr. Thanakorn Seriburi
Mr. Meth Jiaravanont
Mr. Soopakij Chearavanont
Mr. Anan Athigapanich
Mr. Damrongdej Chalongphuntarat
Mr. Bai Shanlin
Mr. Nopadol Chiaravanont
Mr. Chatchaval Jiaravanon
Mr. Narong Chearavanont
Mr. Suphachai Chearavanont
Mr. Robert Ping-Hsien Ho
Mr. Pang Siu Chik
Mr. Ma Chiu Cheung, Andrew*
Mr. Sombat Deo-isres*
Mr. Sakda Thanitcul*

* *Independent non-executive Directors*

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office and Principal place of business in Hong Kong:
21st Floor
Far East Finance Centre
16 Harcourt Road
Hong Kong

13 April 2010

To the Shareholders

Dear Sirs,

RE-ELECTION OF DIRECTORS, GENERAL MANDATES TO ISSUE NEW SHARES AND REPURCHASE SHARES, REFRESHMENT OF THE SCHEME MANDATE AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the AGM for (1) the re-election of Directors, (2) the grant of the Share Repurchase Mandate, (3) the grant of the Share Issue Mandate; and (4) the refreshment of the Scheme Mandate.

This circular contains the explanatory statement and all other information reasonably necessary to enable the Shareholders to make informed decisions as to whether to vote for or against the resolutions to be proposed at the AGM together with the notice of the AGM.

2. PROPOSED RE-ELECTION OF DIRECTORS

In accordance with Bye-Law 77 of the Bye-laws, the Board may appoint any person as a Director either to fill a casual vacancy or as addition to the Board. Any Director so appointed shall hold office only until the next general meeting of the Company (in case of filling a casual vacancy) or until the next following annual general meeting of the Company (in case of an addition to their number) and shall then be eligible for re-election. Messrs. Anan Athigapanich, Damrongdej Chalongphuntarat and Bai Shanlin, who were appointed as Directors on 28 February 2010, will retire at the AGM. Being eligible, each of Messrs. Anan Athigapanich, Damrongdej Chalongphuntarat and Bai Shanlin will offer himself for re-election at the AGM.

In accordance with Bye-law 82 of the Bye-laws, the following Directors, namely, Messrs. Thanakorn Seriburi, Meth Jiaravanont, Nopadol Chiaravanont, Pang Siu Chik and Ma Chiu Cheung, Andrew, will retire from office by rotation and, being eligible, will offer themselves for re-election at the AGM.

Details of each of the retiring Directors proposed to be re-elected at the AGM, are set out in Appendix I to this circular.

3. SHARE REPURCHASE MANDATE

The existing general mandate to repurchase Shares granted to the Directors at the annual general meeting held on 3 June 2009 will expire upon the conclusion of the AGM.

An ordinary resolution will be proposed at the AGM to seek the approval of the Shareholders to grant the Share Repurchase Mandate to the Directors.

The Share Repurchase Mandate will, if granted, remain effective until the earliest of (1) the conclusion of the next annual general meeting of the Company; (2) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws of Bermuda (under which the Company is incorporated) or by the Bye-laws; and (3) its revocation or variation by an ordinary resolution of the Shareholders in general meeting.

An explanatory statement as required by the Listing Rules, providing the requisite information regarding the grant of Share Repurchase Mandate is set out in Appendix II to this circular.

4. SHARE ISSUE MANDATE

The existing general mandate to deal with new Shares granted to the Directors at the annual general meeting held on 3 June 2009 will expire upon the conclusion of the AGM.

An ordinary resolution will be proposed at the AGM to seek the approval of the Shareholders to grant the Share Issue Mandate to the Directors in order to increase the flexibility for the Company to raise new capital as and when the Directors consider appropriate. If the resolution is passed, the exercise in full of the Share Issue Mandate (on the basis of 5,614,489,364 Shares in issue as at the Latest Practicable Date) would result in up to 1,122,897,872 new Shares being dealt with by the Company.

The Share Issue Mandate will, if granted, remain effective until the earliest of (1) the conclusion of the next annual general meeting of the Company; (2) the expiration of the period within which the next annual general meeting of the Company is required by an applicable laws of Bermuda (under which the Company is incorporated) or by the Bye-laws; and (3) its revocation or variation by an ordinary resolution of the Shareholders in general meeting.

In addition, if the Share Repurchase Mandate is granted, an ordinary resolution will be proposed at the AGM providing that any Shares repurchased under the Share Repurchase Mandate will be added to the total number of Shares which may be allotted and issued under the Share Issue Mandate.

5. REFRESHMENT OF THE SCHEME MANDATE

The Company adopted the Share Option Scheme on 26 November 2002. The purpose of the Share Option Scheme is to enable the Board to grant options to selected Eligible Persons as incentives or rewards for their contribution or potential contribution to the Group.

Under the rules of the Share Option Scheme:

(1) Subject to sub-paragraphs (2) and (3) below, the maximum number of Shares issued and issuable upon exercise of all options granted and to be granted under the Share Option Scheme and any other share option schemes of the Company as from the commencement of the Scheme Period (excluding, for this purpose, options which have lapsed in accordance with the terms of the Share Option Scheme or any other share option schemes of the Company) must not in aggregate exceed the Scheme Mandate. The Shares underlying any options granted under the Share Option Scheme or any other share option schemes of the Company which have been cancelled (but not options which have lapsed) are counted for the purpose of the Scheme Mandate.

(2) The Scheme Mandate may be refreshed at any time by obtaining approval of the Shareholders in general meeting provided that the new limit under the refreshed Scheme Mandate must not exceed 10% of the Shares in issue at the date of the Shareholders' approval of such refreshed Scheme Mandate. Options previously granted under the Share Option Scheme or any other share option schemes of the Company (including those exercised, outstanding, cancelled or lapsed in accordance with the terms of the Share Option Scheme or any other share option schemes of the Company) will not be counted for the purpose of calculating the total number of Shares subject to the refreshed Scheme Mandate.

(3) The aggregate number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option schemes of the Company must not exceed 30% of the Shares in issue from time to time.

Based on the total number of Shares in issue as at 18 June 2004, being the date on which the Scheme Mandate was last refreshed, the maximum number of Shares which may be issued upon exercise of all options granted and to be granted under such Scheme Mandate is 215,848,078 shares of US$0.05 each in the then issued share capital of the Company, representing 10% of the shares of the Company in issue as at 18 June 2004.

As at the Latest Practicable Date, options carrying the rights to subscribe for up to a total of 647,544,234 Shares, representing 11.53% of the total number of Shares in issue as at the same date, have been granted under the Share Option Scheme, and none of these options has been exercised. As at the Latest Practicable Date, no options were cancelled or lapsed in accordance with the terms of the Share Option Scheme. As at the Latest Practicable Date, the total number of options outstanding since the Company's adoption of the Share Option Scheme was 647,544,234, representing 11.53% of the total number of Shares in issue as at the same date.

Unless the Scheme Mandate is further refreshed, no further options may be granted under the Scheme Mandate. The Directors believe that their inability to grant new options is imposing a serious restriction on the Company's flexibility in incentivizing or rewarding Eligible Persons for their contribution or potential contribution to the Group.

It is therefore proposed that, subject to the approval of the Shareholders at the AGM and fulfillment of other applicable requirements under the Listing Rules, the limit on the number of new options which may be granted by the Directors under the Share Option Scheme be extended to 10% of the Shares in issue at the date of the approval of the Shareholders at the AGM; options previously granted under the Share Option Scheme or any other share option schemes of the Company (including those exercised, outstanding, cancelled or lapsed in accordance with the terms of the Share Option Scheme or any other share option schemes of the Company) will not be counted for the purpose of the calculation of the limit as extended.

On the basis of 5,614,489,364 Shares in issue as at the Latest Practicable Date and assuming that no further allotment and issue of Shares and/or repurchase of Shares up to the date of the AGM, upon the approval of the refreshment of the Scheme Mandate by Shareholders in the AGM, the refreshed Scheme Mandate will allow the Company to grant options entitling holders thereof to subscribe of up to 561,448,936 Shares, being 10% of the Shares then issue in the AGM.

On the same assumption, the Directors expect that the grant of options in full under the refreshed Scheme Mandate hereof will not cause the Shares to be issued upon the full exercise of the then outstanding options granted and available to be granted under the Share Option Scheme to be in exceed of 30% of the Shares in issue from time to time.

The refreshment of the Scheme Mandate is conditional upon:

(a) the Shareholders passing an ordinary resolution to approve the refreshed Scheme Mandate at the AGM; and

(b) the Stock Exchange granting the approval of the listing of, and permission to deal in, the Shares to be issued pursuant to the exercise of any options granted under the refreshed Scheme Mandate.

Application will be made to the Stock Exchange for the listing of and permission to deal in 10% of the Shares in issue at the AGM, which may fall to be issued upon the exercise of any options that may be granted under the refreshed Scheme Mandate.

6. ANNUAL GENERAL MEETING

Set out on pages 19 to 23 is a notice convening the AGM to be held at Tianshan & Lushan Rooms, Level 5, Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 14 May 2010 at 2:30 p.m. at which resolutions will be proposed for the purpose of considering and, if thought fit, approving the ordinary business of an annual general meeting, the re-election of Directors, the grant of Share Repurchase Mandate, the grant of Share Issue Mandate and the refreshment of the Scheme Mandate.

Pursuant to Rule 13.39(4) of the Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Therefore, all the resolutions put to the vote at the AGM will be taken by way of poll and the Company will announce the results of the poll in the manner prescribed under Rule 13.39(5) of the Listing Rules.

A form of proxy for use at the AGM is enclosed. Whether or not you are able to attend the AGM, you are requested to complete and return the form of proxy to the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjourned meeting should you so wish.

7. RECOMMENDATION

The Board considers that the re-election of Directors, the grant of Share Repurchase Mandate, the grant of Share Issue Mandate and the refreshment of the Scheme Mandate are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends all Shareholders to vote in favour of the relevant resolutions to be proposed at the AGM.

8. RESPONSIBILITY STATEMENT

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

Yours faithfully,
By Order of the Board
Robert Ping-Hsien Ho
Director

Details of the Directors who will retire at the AGM and being eligible, offer themselves for re-election at the AGM are set out below:

Mr. Thanakorn Seriburi, aged 64, has been an Executive Director of the Company since 1988. He was appointed as an Executive Vice Chairman in 2005 and the Chief Executive Officer and chairman of the Remuneration Committee of the Company in 2008. His titles of Executive Vice Chairman and Chief Executive Officer were subsequently changed to Vice Chairman and Chief Executive Officer (Industrial Division) with effect from 28 February 2010. He also holds directorship in several subsidiaries and jointly-controlled entities of the Group. Mr. Seriburi is also the chairman and CEO of the automotive and other industrial division of the Charoen Pokphand Group. He has been working on investment projects for the Charoen Pokphand Group in the PRC since 1979 and has extensive experience in industrial operations in Asia and elsewhere. Furthermore, Mr. Seriburi is the chairman of Zheng Xin Bank Co., Ltd., a licensed bank in China.

Save as disclosed above, as at the Latest Practicable Date, Mr. Seriburi had not held any other positions with the Company or its subsidiaries, does not have any relationship with any director, senior management, substantial or controlling shareholder of the Company, and did not have any other major appointments and professional qualifications. Mr. Seriburi did not hold any directorship in any public companies whose securities are listed on any securities market in Hong Kong or overseas in the past three years.

As at Latest Practicable Date, Mr. Seriburi held options granted under the Share Option Scheme to subscribe for 62,584,807 Shares. Saved as disclosed above, he has no other interest in the Shares within the meaning of Part XV of the SFO.

There is no service contract entered into between Mr. Seriburi and the Company. He has not been appointed for a specific term but shall be subject to retirement by rotation and re-election at general meetings in accordance with the Bye-laws. His emolument will be determined with reference to his duties and responsibilities within the Group. For the year ended 31 December 2009, Mr. Seriburi received emoluments of US$543,000.

Saved as disclosed above, there is no other information for Mr Seriburi which is required to be disclosed pursuant to Rule 13.51(2) (h) to (v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders in respect of Mr. Seriburi's re-election.

Mr. Meth Jiaravanont, aged 51, has been an Executive Director and an Executive Vice Chairman of the Company since 2005. His title of Executive Vice Chairman was subsequently changed to Vice Chairman with effect from 28 February 2010. Mr. Jiaravanont obtained a Bachelor of Arts degree in Economics from Occidental College, California, USA and a Master degree in Business Administration from New York University, USA. He has extensive experience in investment, finance, banking and strategic business in Asia and USA. Mr. Jiaravanont is also an executive director of Chia Tai Enterprises International Limited, a company listed on the Main Board of the Stock Exchange. Save as disclosed above, as at the Latest Practicable Date, Mr. Jiaravanont had not held any other positions with the Company or its subsidiaries and did not have any other major appointments and professional qualifications. Mr. Jiaravanont did not hold any directorship in any public companies whose securities are listed on any securities market in Hong Kong or overseas in the past three years.

Mr. Jiaravanont is a cousin of Mr. Soopakij Chearavanont (Vice Chairman of the Company), Mr. Nopadol Chiaravanont, Mr. Chatchaval Jiaravanon, Mr. Narong Chearavanont and Mr. Suphachai Chearavanont, all of whom are Directors. He is a son of Mr. Montri Jiaravanont, a nephew of Mr. Jaran Chiaravanont, Mr. Sumet Jiaravanon (Honorary Chairman and Executive Director of the Company) and Mr. Dhanin Chearavanont (Chairman and Executive Director of the Company), who together are regarded as the controlling shareholders of the Company. Saved as disclosed above, Mr. Jiaravanont does not have any other relationship with any Director, senior management, substantial or controlling shareholder of the Company.

As at the Latest Practicable Date, Mr. Jiaravanont held options granted under the Share Option Scheme to subscribe for 21,000,000 Shares. Saved as disclosed above, he has no other interest in the Shares within the meaning of Part XV of the SFO.

There is no service contract entered into between Mr. Jiaravanont and the Company. He has not been appointed for a specific term but shall be subject to retirement by rotation and re-election at general meetings in accordance with the Bye-laws. His emoluments will be determined with reference to his duties and responsibilities within the Group. For the year ended 31 December 2009, Mr. Jiaravanont did not receive any emoluments for his directorship in the Company.

Saved as disclosed above, there is no other information for Mr. Jiaravanont which is required to be disclosed pursuant to Rule 13.51(2) (h) to (v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders in respect of Mr. Jiaravanont's re-election.

Mr. Anan Athigapanich, aged 58, has been appointed an Executive Director and Vice Chairman of the Company with effect from 28 February 2010. Mr. Athigapanich obtained a Bachelor's degree in Agriculture from Sukhothai Thammatirat University, Thailand and received his Doctor of Agriculture Management from Maejo University, Thailand. He joined the Charoen Pokphand Group in 1977 and is currently the vice chairman of the Group's feed business, responsible for the operation of its feedmill business in Jiangsu, Zhejiang, Yunnan, Guangxi, Fujian and Jiangxi. Mr. Athigapanich has extensive experience in the management of agribusiness operations. He also holds directorships in several subsidiaries of the Group. Mr. Athigapanich had previously served as executive director and executive vice chairman of the Company from 2005 to 2008. Save as disclosed above, as at the Latest Practicable Date, Mr. Athigapanich had not held any other positions with the Company or its subsidiaries, did not have any relationship with any director, senior management, substantial or controlling shareholder of the Company, did not have any other major appointments and professional qualifications and did not hold any directorship in any public companies whose securities are listed on any securities market in Hong Kong or overseas in the past three years.

As at the Latest Practicable Date, Mr. Athigapanich had no interest in the Shares within the meaning of Part XV of the SFO.

There is no service contract entered into between Mr. Athigapanich and the Company. He has not been appointed for a specific term but shall be subject to retirement by rotation and re-election at general meetings in accordance with the Bye-laws. Mr. Athigapanich's emolument will be determined with reference to his duties and responsibilities within the Group. The Company will disclose his emolument in its annual report once the amount of his emolument has been determined.

Saved as disclosed above, there is no other information for Mr. Athigapanich which is required to be disclosed pursuant to Rule 13.51(2) (h) to (v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders in respect of Mr. Athigapanich's re-election.

Mr. Damrongdej Chalongphuntarat, aged 57, has been appointed as an Executive Director, Vice Chairman and member of the Remuneration Committee of the Company with effect from 28 February 2010. Mr. Chalongphuntarat obtained a degree in Commerce from Assumption Commercial College, Bangkok, Thailand. He joined the Charoen Pokphand Group in 1974 and is currently the vice chairman of the Group's feed business, responsible for the operation of its feedmill business in Sichuan, Chongqing, Hubei, Hunan and Anhui. Mr. Chalongphuntarat has extensive experience in the management of agribusiness operations. He also holds directorships in several subsidiaries of the Group. Mr. Chalongphuntarat had previously served as executive director and chief executive officer of the Company from 2005 to 2008. Save as disclosed above, as at the Latest Practicable Date, Mr. Chalongphuntarat had not held any other positions with the Company or its subsidiaries, did not have any relationship with any director, senior management, substantial or controlling shareholder of the Company, did not have any other major appointments and professional qualifications and did not hold any directorship in any public companies whose securities are listed on any securities market in Hong Kong or overseas in the past three years.

As at the Latest Practicable Date, Mr. Chalongphuntarat had no interest in the Shares within the meaning of Part XV of the SFO.

There is no service contract entered into between Mr. Chalongphuntarat and the Company. He has not been appointed for a specific term but shall be subject to retirement by rotation and re-election at general meetings in accordance with the Bye-laws. Mr. Chalongphuntarat's emolument will be determined with reference to his duties and responsibilities within the Group. The Company will disclose his emolument in its annual report once the amount of his emolument has been determined.

Saved as disclosed above, there is no other information for Mr. Chalongphuntarat which is required to be disclosed pursuant to Rule 13.51(2) (h) to (v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders in respect of Mr. Chalongphuntarat's re-election.

Mr. Bai Shanlin, aged 50, has been appointed as Executive Director and Chief Executive Office (Feed Division) of the Company with effect from 28 February 2010. Mr. Bai obtained a Professional Diploma in Animal Science, Gansu College of Animal Husbandry, the Governmental Exchange Specialist in Agricultural Management from the Australian Ministry of Foreign Affairs and a Specialist Certificate in Livestock Management in the PRC. He joined the Charoen Pokphand Group in 1991 and is currently the vice chairman of the Group's feed business, responsible for the operation of its feedmill business in Xinjiang, Ningxia, Gansu, Shaanxi, Shanxi and Neimenggu. Mr. Bai has extensive experience in the management of agribusiness operations. He is also a part time professor honored by Agricultural University of Gansu and People's University of China. Mr. Bai also holds directorships in several subsidiaries of the Group. He had previously served as executive director and chief operating officer of the Company from 2005 to 2008. Save as disclosed above, as at the Latest Practicable Date, Mr. Bai had not held any other positions with the Company or its subsidiaries, did not have any relationship with any director, senior management, substantial or controlling shareholder of the Company, did not have any other major appointments and professional qualifications and did not hold any directorship in any public companies whose securities are listed on any securities market in Hong Kong or overseas in the past three years.

As at the Latest Practicable Date, Mr. Bai had no interest in the Shares within the meaning of Part XV of the SFO.

There is no service contract entered into between Mr. Bai and the Company. He has not been appointed for a specific term but shall be subject to retirement by rotation and re-election at general meetings in accordance with the Bye-laws. Mr. Bai's emolument will be determined with reference to his duties and responsibilities within the Group. The Company will disclose his emolument in its annual report once the amount of his emolument has been determined.

Saved as disclosed above, there is no other information for Mr. Bai which is required to be disclosed pursuant to Rule 13.51(2) (h) to (v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders in respect of Mr. Bai's re-election.

Mr. Nopadol Chiaravanont, aged 49, has been an Executive Director of the Company since 2005. He obtained a Bachelor's degree from The Virginia Intermont College in USA and has extensive experience in business management. Mr. Chiaravanont is also an executive director of Chia Tai Enterprises International Limited, a company listed on the Main Board of the Stock Exchange. Save as disclosed above, as at the Latest Practicable Date, Mr. Chiaravanont had not held any other positions with the Company or its subsidiaries and did not have any other major appointments and professional qualifications. Mr. Chiaravanont did not hold any directorship in any public companies whose securities are listed on any securities market in Hong Kong or overseas in the past three years.

Mr. Chiaravanont is a cousin of Mr. Meth Jiaravanont (Vice Chairman of the Company), Mr. Soopakij Chearavanont (Vice Chairman of the Company), Mr. Chatchaval Jiaravanon, Mr. Narong Chearavanont and Mr. Suphachai Chearavanont, all of whom are Directors of the Company. He is a son of Mr. Jaran Chiaravanont, a nephew of Mr. Montri Jiaravanont, Mr. Sumet Jiaravanon (Honorary Chairman and Executive Director of the Company) and Mr. Dhanin Chearavanont (Chairman and Executive Director of the Company), who together are regarded as the controlling shareholders of the Company. Saved as disclosed above, Mr. Chiaravanont does not have any other relationship with any Director, senior management, substantial or controlling shareholder of the Company.

As at the Latest Practicable Date, Mr. Chiaravanont had no interest in the Shares within the meaning of Part XV of the SFO.

There is no service contract entered into between Mr. Chiaravanont and the Company. He has not been appointed for a specific term but shall be subject to retirement by rotation and re-election at general meetings in accordance with the Bye-laws. His emoluments will be determined with reference to his duties and responsibilities within the Group. For the year ended 31 December 2009, Mr. Chiaravanont did not receive any emoluments for his directorship in the Company.

Saved as disclosed above, there is no other information for Mr. Chiaravanont which is required to be disclosed pursuant to Rule 13.51(2) (h) to (v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders in respect of Mr. Chiaravanont's re-election.

Mr. Pang Siu Chik, aged 59, has been an Executive Director and the Chief Financial Officer of the Company since 2008. Mr. Pang joined the Group in 1987 and currently, he is also the executive vice president of finance division of the Company and holds directorships in several subsidiaries and jointly-controlled entities of the Group. Mr. Pang received his bachelor's degree in business administration from The Chinese University of Hong Kong and obtained a Graduate Diploma in Business Computing from Nepean College, University of Western Sydney, New South Wales in Australia. He is a fellow member of both the Association of Chartered Certified Accountants and CPA Australia and an associate member of the Hong Kong Institute of Certified Public Accountants. Save as disclosed above, as at the Latest Practicable Date, Mr. Pang had not held any other positions with the Company or its subsidiaries, did not have any relationship with any director, senior management, substantial or controlling shareholder of the Company, and did not have any other major appointments and professional qualifications. Mr. Pang did not hold any directorship in any public companies whose securities are listed on any securities market in Hong Kong or overseas in the past three years.

As at the Latest Practicable Date, Mr. Pang had no interest in the Shares within the meaning of Part XV of the SFO.

There is no service contract between Mr. Pang and the Company in relation to his appointment as Executive Director and Chief Financial Officer of the Company. He has not been appointed for a specific term but shall be subject to retirement by rotation and re-election at general meetings in accordance with the Bye-laws. His emolument will be determined with reference to his duties and responsibilities within the Group. For the year ended 31 December 2009, Mr. Pang received emoluments of US$341,000.

Saved as disclosed above, there is no other information for Mr. Pang which is required to be disclosed pursuant to Rule 13.51(2) (h) to (v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders in respect of Mr. Pang's re-election.

Mr. Ma Chiu Cheung, Andrew, aged 68, has been an Independent Non-Executive Director of the Company since 2005. He is the chairman of the Audit Committee and a member of the Remuneration Committee of the Company. Mr. Ma is a founder and former director of Andrew Ma DFK (CPA) Limited and is presently a director of Mayee Management Limited. He has more than 30 years' experience in the field of accounting, auditing and finance. Mr. Ma received his bachelor's degree in economics from the London School of Economics and Political Science (University of London) in the United Kingdom. He is a fellow member of the Institute of Chartered Accountants in England & Wales, the Hong Kong Institute of Certified Public Accountants, The Hong Kong Institute of Directors and The Taxation Institute of Hong Kong. In addition to his directorship in the Company, Mr. Ma is also an independent non-executive director of Asia Financial Holdings Limited, Beijing Properties (Holdings) Limited (formerly known as Peaktop International Holdings Limited), Tanrich Financial Holdings Limited, China Resources Power Holdings Company Limited and Chong Hing Bank Limited, all of which are companies listed on the Main Board of the Stock Exchange. Furthermore, he is also an independent non-executive director of Asian Citrus Holdings Limited, a company listed on both the Main Board of the Stock Exchange and the AIM

Board of The London Stock Exchange. Save as disclosed above, as at the Latest Practicable Date, Mr. Ma had not held any other positions with the Company or its subsidiaries, did not have any relationship with any director, senior management, substantial or controlling shareholder of the Company, did not have any other major appointments and professional qualifications and did not hold any directorship in any public companies whose securities are listed on any securities market in Hong Kong or overseas in the past three years.

As at the Latest Practicable Date, Mr. Ma had no interest in the Shares within the meaning of Part XV of the SFO.

There is no service contract entered into between Mr. Ma and the Company. He is appointed for a term of one year and is subject to retirement by rotation and re-election at the annual general meeting in accordance with the Bye-laws. For the year ended 31 December 2009, Mr. Ma received director's fee of US$31,000 which was determined with reference to his duties and responsibilities within the Company.

Based on the confirmation of independence received from Mr. Ma, he is considered as independent pursuant to Rule 3.13 of the Listing Rules and therefore recommended to be re-elected at the AGM.

Saved as disclosed above, there is no other information for Mr. Ma which is required to be disclosed pursuant to Rule 13.51(2) (h) to (v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders in respect of Mr. Ma's re-election.

This Appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to the Shareholders for their consideration of the Share Repurchase Mandate. The Shares proposed to be repurchased by the Company are fully paid-up.

LISTING RULES RELATING TO THE REPURCHASE OF SHARES

The Listing Rules permit companies whose primary listing is on the Stock Exchange to repurchase their shares on the Stock Exchange subject to certain restriction. The Company is empowered by its Memorandum of Association and Bye-laws to repurchase its own shares.

EXERCISE OF THE GENERAL MANDATE TO REPURCHASE SHARES

The Resolution set out as Resolution B in item 6 of the notice convening the AGM will, if passed, give a general unconditional mandate to the Directors to repurchase Shares on the Stock Exchange representing up to 10% of its share capital in issue at the date of passing of such resolution at any time until the next annual general meeting of the Company or any earlier date as referred to in that resolution (the "Relevant Period"). All repurchases of Shares on the Stock Exchange by the Company must be approved in advance by an ordinary resolution either by way of a general mandate or by specific approval in relation to a specific transaction.

Accordingly, exercise in full of the Shares Repurchase Mandate (on the basis of 5,614,489,364 Shares in issue as at the Latest Practicable Date) would result in up to 561,448,936 Shares being repurchased by the Company during the Relevant Period.

REASONS FOR THE REPURCHASES

The Directors believe that the flexibility afforded to them by the Share Repurchase Mandate would be beneficial to the Company and the Shareholders. Repurchases pursuant to such mandate may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the Shares and/or its earnings per share and the liquidity of the Shares on the Stock Exchange.

FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the laws of Bermuda (under which the Company is incorporated). The Directors propose that any Shares repurchased under the Share Repurchase Mandate would be financed from the capital paid up on the repurchased Shares, the profits of the Company which would otherwise be available for dividend, the Company's share premium account and/or its contributed surplus account.

IMPACT ON THE WORKING CAPITAL OR GEARING POSITION

If the Share Repurchase Mandate is exercised in full, there may be a material adverse effect on the working capital requirements of the Company or the gearing levels, as compared with the position disclosed in the Company's audited accounts for the year ended 31 December 2009 (the most recent published audited accounts). The Directors will consider the financial conditions of the Company prevailing at the time whenever they consider exercising the Share Repurchase Mandate and do not propose to exercise such mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements or the gearing levels of the Company at the time of the relevant repurchases unless the Directors determine that such repurchases are, taking into account of all relevant factors, in the best interests of the Company.

SHARE PRICES

The highest and lowest prices at which Shares have been traded on the Stock Exchange during each of the twelve months preceding the issue of this explanatory statement were as follows:

	Highest	**Lowest**
	HK$	*HK$*
2009		
April	0.210	0.170
May	0.295	0.198
June	0.290	0.221
July	0.247	0.210
August	0.410	0.217
September	0.355	0.275
October	0.455	0.290
November	0.540	0.305
December	0.750	0.495
2010		
January	0.680	0.530
February	0.640	0.530
March	0.630	0.550
April (up to the Latest Practicable Date)	0.630	0.550

EFFECT OF THE TAKEOVER CODE

If a Shareholder's proportionate interest in the voting rights of the Company increases on the Company's exercise its powers to repurchase Shares pursuant to the Share Repurchase Mandate, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a Shareholder or a group of Shareholders acting in concert, depending on the level of increase of his or their shareholding interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, based on information available to the Company, Orient Success International Limited, Worth Access Trading Limited and CPI Holding Co., Ltd., which are regarded as parties acting in concert for the purposes of the Takeovers Code, and parties acting in concert with them (as defined in the Takeovers Code) were interested in an aggregate of 4,210,867,023 Shares, representing 75% of the total number of Shares currently in issue. On the basis that no further Shares are issued or repurchased prior to the AGM and in the event that the Directors exercise in full the power to repurchase Shares pursuant to the Share Repurchase Mandate, the aggregate shareholding interest held by the above-named companies and parties acting in concert with them would be increased to approximately 83.33% of the issued share capital of the Company. In the opinion of the Directors, such increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. In any event, the Directors do not presently intend to exercise the Share Repurchase Mandate to such extent.

In addition, assuming that there is no issue of Shares between the Latest Practicable Date and the date of repurchase, an exercise of the Share Repurchase Mandate whether in whole or in part will result in less than 25% of the issued share capital of the Company, being the prescribed minimum percentage of the Shares being held by the public as required by the Stock Exchange. The Directors have no intention to exercise the Share Repurchase Mandate to an extent as may result in a public shareholding of less that such prescribed minimum percentage.

DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their respective associates, has any present intention to sell Shares to the Company in the event that the Share Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any connected person (as defined in the Listing Rules) that he has a present intention to sell Shares to the Company or has undertaken not to sell Shares held by them to the Company in the event that the Share Repurchase Mandate is approved by the Shareholders.

UNDERTAKING OF DIRECTORS

The Directors have undertaken to the Stock Exchange that they will exercise the power of the Company to make repurchases pursuant to the Share Repurchase Mandate in accordance with the Listing Rules, the laws of Bermuda (under which the Company is incorporated) and the Memorandum of Association and Bye-laws.

SHARE PURCHASE MADE BY THE COMPANY

The Company has not purchased any of Shares whether on the Stock Exchange or otherwise in the six months preceding the Latest Practicable Date.



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

NOTICE is hereby given that the Annual General Meeting of C.P. POKPHAND CO. LTD. (the "Company") will be held at Tianshan & Lushan Rooms, Level 5, Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 14 May 2010 at 2:30 p.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and the auditors of the Company for the year ended 31 December 2009;

2. To declare a final dividend for the year ended 31 December 2009;

3. To re-elect retiring directors of the Company;

4. To authorize the board of directors of the Company to fix the remuneration of the directors;

5. To re-appoint the auditors of the Company and to authorize the board of directors of the Company to fix their remuneration;

6. As special business, to consider and, if thought fit, pass with or without amendments the following resolution as an ordinary resolution:

   A. "**THAT:**

   (a) subject to paragraph (c) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and other securities, including warrants to subscribe for shares of the Company, which would or might require the exercise of such powers, be and is hereby generally and unconditionally approved;

   (b) the approval of paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors during the Relevant Period to make or grant offers, agreements, options and other securities, including warrants to subscribe for shares of the Company, which would or might require the exercise of such powers at any time during or after the end of the Relevant Period;

(c) the aggregate nominal value of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise), issued or otherwise dealt with by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to a Rights Issue (as hereinafter defined) or any issue of shares of the Company on the exercise of the subscription or conversion rights attaching to any securities which may be issued by the Company from time to time or the exercise of the options granted under the share option scheme of the Company or any issue of shares in lieu of the whole or part of a dividend on shares, shall not exceed 20% of the aggregate nominal value of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the time of the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the Bye-laws of the Company to be held; and

(iii) the time of the passing of an ordinary resolution of the Company in general meeting revoking or varying the authority set out in this Resolution.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company)."

B. **"THAT:**

(a) subject to paragraph (b) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase securities of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal value of securities of the Company authorized to be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal value of the issued share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the time of the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Bye-laws of the Company to be held; and

(iii) the time of the passing of an ordinary resolution of the Company in general meeting revoking or varying the authority set out in this Resolution."

C. "**THAT** conditional upon the resolutions set out as Resolutions A and B in paragraph 6 of the notice convening this Meeting being duly passed, the general mandate granted to the directors of the Company (the "Directors") and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares in the capital of the Company pursuant to the resolution set out as Resolution A in paragraph 6 of the notice convening this Meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company under the authority granted pursuant to the resolution set out as Resolution B in paragraph 6 of the notice convening this Meeting, provided that such extended amount shall not exceed 10% of the aggregate nominal value of the share capital of the Company in issue at the date of passing of the said resolutions."

7. As special business, to consider, and, if thought fit, pass with or without amendments the following resolution as an ordinary resolution:

"**THAT**, subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the shares in the capital of the Company issuable upon exercise of the options to be granted pursuant to the authority hereby given, the board of directors of the Company be and is hereby authorized (i) to grant options under the share option scheme of the Company adopted on 26 November 2002 to such extent that the total number of shares in the capital of the Company which may be issued upon the exercise of such options shall represent up to 10 per cent. of the number of shares in the capital of the Company in issue as at the date of the passing of this resolution (the "Refreshed Scheme Mandate"); and (ii) to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the Refreshed Scheme Mandate."

By Order of the Board
Chan Pui Shan, Bessie
Company Secretary

Hong Kong, 13 April 2010

As at the date of this notice, the Board comprises fourteen executive Directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Soopakij Chearavanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Bai Shanlin, Mr. Nopadol Chiaravanont, Mr. Chatchaval Jiaravanon, Mr. Narong Chearavanont, Mr. Suphachai Chearavanont, Mr. Robert Ping-Hsien Ho and Mr. Pang Siu Chik, and three independent non-executive Directors, namely, Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul.

Notes:

1. A form of proxy for use at the meeting is being despatched to the shareholders of the Company together with a copy of this notice.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorized to sign the same.

3. Any shareholder entitled to attend and vote at the meeting convened by the above notice shall be entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

4. The Register of Members will be closed from Tuesday, 11 May 2010 to Friday, 14 May 2010, both days inclusive, during which period no transfer of Shares will be effected. In order to qualify for receiving the proposed final dividend, all transfers, accompanied by the relevant share certificates must be lodged with the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:30 p.m. on Monday, 10 May 2010.

5. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's branch share registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

6. Completion and deposit of the form of proxy will not preclude a shareholder of the Company from attending and voting in person at the Meeting convened or any adjourned meeting and in such event, the form of proxy will be deemed to be revoked.

7. Where there are joint holders of any share of the Company, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, the most senior shall alone be entitled to vote, whether in person or by proxy. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the joint holding.

8. Pursuant to Rule 13.39(4) of the Listing Rules, all the resolutions put to the vote at the Meeting will be taken by way of poll.